As filed with the Securities and Exchange Commission on September 29, 2006

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Boardwalk Pipeline Partners, LP

Boardwalk Pipelines, LP

(Exact name of Registrant as Specified in Its Charter)

Delaware	4922	20-3265614
Delaware	4922	20-3265614
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3800 Frederica Street

Owensboro, Kentucky 42301

(270) 926-8686

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

W. Douglas Field

3800 Frederica Street

Owensboro, Kentucky 42301

(270) 926-8686

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Michael Swidler	William J. Cooper
Vinson & Elkins L.L.P.	Andrews Kurth LLP
666 Fifth Avenue	1350 I Street, NW
26th Floor	Suite 1100
New York, New York 10103	Washington, DC 20005
(212) 237-0000	(202) 662-2700

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Offered	Proposed Maximum Aggregate Offering Price	Fee
Senior Notes of Boardwalk Pipelines, LP	$250,000,000	$26,750
Guarantees of Senior Notes (1)	$250,000,000	$ (1)

(1)	Boardwalk Pipeline Partners, LP will fully, irrevocably and unconditionally guarantee on an unsecured basis the debt securities of Boardwalk Pipelines, LP. Pursuant to Rule 457(n) no separate fee is payable with respect to the guarantees of the debt securities being registered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 29, 2006

PROSPECTUS

$250,000,000

BOARDWALK PIPELINES, LP

            % Senior Notes due

This is an offering by Boardwalk Pipelines, LP of $250,000,000 of     % senior notes due                     . Interest on the notes is payable on              and              of each year, beginning on                     , 2007. Interest on the notes will accrue from             . The notes will mature on             .

We may redeem all or part of the notes at any time at a make-whole price described herein plus accrued and unpaid interest to the date of redemption.

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The notes will be fully and unconditionally guaranteed by our parent, Boardwalk Pipeline Partners, LP. The guarantee will rank equally with all of the existing and future senior unsecured indebtedness of the guarantor. The notes and the guarantee will be effectively subordinated to all of our subsidiaries’ existing and future indebtedness and to all of our and the guarantor’s future secured indebtedness to the extent of the value of the assets securing such indebtedness.

Investing in our notes involves risks. See “ Risk Factors” beginning on page 13 and the other risk factors incorporated by reference herein.

	Per Note	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Boardwalk Pipelines, LP	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

It is expected that delivery of the notes will be made to investors in registered book-entry form through the facilities of The Depository Trust Company on or about             , 2006.

The date of this prospectus is             , 2006.

You should rely only on the information contained in this prospectus, any free writing prospectus relating to this offering and the documents incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus, any free writing prospectus relating to this offering or the information the master partnership has previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

References in this prospectus to “Boardwalk Pipelines,” “we,” “our,” “us” or similar terms, when used in the present tense or for historical periods, refer to Boardwalk Pipelines, LP together, unless the context otherwise requires, with our operating subsidiaries. References in this prospectus to our “general partner” refer to Boardwalk Operating GP, LLC. References in this prospectus to the “master partnership,” “our parent,” “the guarantor” or “Boardwalk Pipeline Partners” refer to Boardwalk Pipeline Partners, LP. References to “Loews” refer to Loews Corporation, the ultimate parent company of the master partnership’s general partner. We include a glossary of some of the terms used in this prospectus as Appendix A. We are the wholly owned subsidiary of the master partnership and the master partnership has no operations other than through us.

SUMMARY

This summary highlights information contained elsewhere in this prospectus, including information incorporated herein by reference. It does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus carefully, including the historical financial statements, the notes to those financial statements, and the other documents incorporated herein by reference as described under “Incorporation of Certain Documents by Reference.” You should read “Risk Factors” and the documents referred to therein for information about important risks that you should consider before buying the notes.

Boardwalk Pipelines, LP

We are a wholly owned subsidiary of Boardwalk Pipeline Partners, LP.

We own and operate two interstate natural gas pipeline systems, with approximately 13,470 miles of pipeline, directly serving customers in eleven states and indirectly serving customers throughout the northeastern and southeastern United States through numerous interconnections with unaffiliated pipelines. In 2005, our pipeline systems transported approximately 1,350 billion cubic feet (Bcf) of gas. Average daily throughput on our pipeline systems during 2005 was approximately 3.7 Bcf. Our natural gas storage facilities are comprised of eleven underground storage fields located in four states with aggregate certificated working gas capacity of approximately 146 Bcf.

We conduct all of our operations through two subsidiaries, operating as one reportable segment:

•	Texas Gas Transmission, LLC (or Texas Gas) operates approximately 5,900 miles of natural gas pipeline located in Louisiana, Texas, Arkansas, Mississippi, Tennessee, Kentucky, Indiana, Ohio, and Illinois having a peak-day delivery capacity of approximately 2.8 Bcf, and nine underground natural gas storage fields located in Indiana and Kentucky with aggregate certificated working gas capacity of approximately 63 Bcf.

•	Gulf South Pipeline Company, LP (or Gulf South) operates approximately 7,570 miles of natural gas pipeline, including approximately 870 miles of gathering pipeline, located in Texas, Louisiana, Mississippi, Alabama and Florida having a peak-day delivery capacity of approximately 3.5 Bcf, and two underground natural gas storage fields located in Louisiana and Mississippi with aggregate certificated working gas capacity of approximately 83 Bcf.

We serve a broad mix of customers, including local distribution companies, municipalities, interstate and intrastate pipelines, direct industrial users, electric power generation plants, and various marketers and producers. Our transportation and storage rates are established by, and subject to review and revision by, the Federal Energy Regulatory Commission (or FERC). These rates are designed to allow us the opportunity to recover the full cost of operating our pipelines and earn a reasonable return on equity. Gulf South is permitted to charge market-based storage rates pursuant to authority granted by FERC.

We provide a significant portion of our pipeline transportation and storage services through firm contracts under which our customers pay monthly capacity reservation charges (which are charges owed regardless of actual pipeline or storage capacity utilization) as well as other charges based on actual utilization. For the twelve months ended June 30, 2006, approximately 61% of our revenues were derived from capacity reservation charges under firm contracts, approximately 20% of our revenues were derived from other charges based on actual utilization under firm contracts, and approximately 19% of our revenues were derived from interruptible transportation and storage services and other services. Please read “—Summary Historical Financial and Operating Data” for information regarding our financial and operating results.

Business Strategy

Our objective is to increase distributable cash flow to the master partnership. The key elements of our business strategy are as follows:

•	Develop organic pipeline expansion projects which increase our capacity to serve end-use markets and extend our system to access prolific supply regions such as the Fort Worth Barnett Shale area. According to the Energy Information Administration (or EIA), gas production from the Fort Worth Barnett Shale area is expected to increase by 10.3% per year over the next five years, from 407 Bcf in 2005 to 663 Bcf by 2010. We are pursuing expansion projects to enhance our existing systems or to build new pipelines which access this growing source of supply or serve growing end-use markets in the Northeast and Southeast United States, both on our pipeline systems and off our systems through our many interstate and intrastate pipeline interconnects.

•	Expand our gas storage business through incremental expansions of existing facilities and development of new storage fields. We believe that the recent wide spreads in the forward markets for natural gas are increasing the demand for natural gas storage capacity. In order to address the growing demand for additional storage capacity, we are pursuing expansions of capacity on our current storage facilities and evaluating opportunities to develop new storage facilities.

•	Integrate our pipeline systems with existing and proposed liquefied natural gas (or LNG) terminals along the Gulf Coast. We believe that existing and proposed LNG terminals along the U.S. Gulf Coast will become significant sources of natural gas supply for the U.S. over the next decade. Our extensive web-like pipeline network located along the Gulf Coast provides us with the opportunity to connect to existing and proposed LNG terminal sites. We have been pursuing opportunities to provide our shippers with transportation access from such terminals to end-markets both on and off our pipeline systems.

•	Continue to explore synergies between our Texas Gas and Gulf South pipeline systems. We are continuing to evaluate operational synergies between our Texas Gas and Gulf South systems that will enable us to better serve our customers. Our systems provide for operational efficiencies such as adding additional interconnects to facilitate gas movement across both systems.

•	Expand our existing asset base through accretive acquisitions of complementary assets. We will seek to expand our existing natural gas transportation and storage businesses by pursuing acquisitions that we believe will be accretive to distributable cash flow.

Competitive Strengths

We believe we are well positioned to execute our business strategy because:

•	Our assets are strategically located to transport natural gas from prolific supply regions to high demand markets. Our pipeline systems are among the few that can access virtually every major producing area in the Gulf Coast region, including East Texas. Our ability to transport gas from the significant supply regions to high demand markets positions us to provide flexible transportation options to our shippers.

•	Our cash flow is relatively stable due to the monthly capacity reservation charges received on our firm transportation and storage contracts and the fee-based nature of our business. We provide a significant portion of our pipeline transportation and storage services under firm fee-based contracts where customers pay for service regardless of usage. Terms range up to 17 years, with a weighted average remaining contract life of approximately 3.9 years. For the twelve months ended June 30, 2006, approximately 61% of our revenues were derived from monthly capacity reservation charges for firm transportation and/or storage services.

•	We have significant financial strength. Our senior unsecured debt has an investment grade rating from Standard & Poor’s Rating Services and Moody’s Investors Services. Furthermore, we have a $400 million revolving credit facility with $340 million of available borrowing capacity as of September 28, 2006. We believe our available capacity under this facility combined with our ability to access capital markets will provide us with a flexible financial structure that facilitates our expansion and acquisition strategy.

•	Our management team has on average more than 20 years of experience in the natural gas pipeline and storage business. The members of our management team have significant experience operating in the interstate natural gas pipeline and storage business over the past twenty years.

•	Our relationship with Loews provides us with access to additional strategic guidance and financial expertise. Loews is the indirect owner of the master partnership’s general partner and, after giving effect to the master partnership’s proposed offering of common units, will own approximately an 80% limited partner interest in the master partnership. We expect the master partnership’s relationship with Loews to be of significant assistance in developing the strategic direction of our pipeline assets and associated operations.

Offering of Common Units

In addition to our offering of senior notes, the master partnership has filed a registration statement related to an offering of 5,000,000 of its common units (and an additional 750,000 common units if the underwriters exercise their option to purchase additional common units in full). Please read “Use of Proceeds” and “Capitalization.”

Recent Developments

Second Quarter Operating Results

On July 31, 2006, the master partnership reported its unaudited financial results for the second quarter of 2006.

Income before income taxes was $32.1 million for the quarter ended June 30, 2006 and $101.9 million for the six months then ended, a 41% and 19% increase, respectively, from $22.8 million and $85.6 million in the comparable 2005 periods. Operating revenues were $128.7 million for the quarter ended June 30, 2006 and $303.1 million for the six months then ended, a 9% and 13% increase, respectively, from $118.3 million and $268.6 million in the comparable 2005 periods. Earnings before interest, taxes, depreciation and amortization (or EBITDA) were $65.4 million for the quarter ended June 30, 2006 and $168.9 million for the six months then ended, a 20% and 14% increase, respectively, from $54.6 million and $148.7 million in the comparable 2005 periods. EBITDA is a non-GAAP financial measure which we and the master partnership use in our business. This measure is not calculated or presented in accordance with generally accepted accounting principles (or GAAP). We explain this measure below and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP in “—Non-GAAP Financial Measure” below.

Expansion Projects

East Texas and Mississippi Pipeline Expansion. On September 1, 2006, Gulf South filed a certificate application with FERC to construct 242 miles of 42 inch pipeline from DeSoto Parish in western Louisiana to the Jackson, Mississippi area. To support this project, Gulf South is also proposing to add approximately 110,000 horsepower of new compression to its system. The natural gas to be transported on this expansion project will originate primarily from the Fort Worth Barnett Shale and Bossier Sands producing regions of East Texas. The expansion project will transport natural gas to new interstate pipeline interconnects in the Perryville, Louisiana area and existing pipeline interconnects with other pipelines. Currently there are capacity constraints which limit the amount of natural gas that can be transported out of Texas to markets east of the Mississippi river. As a result of these constraints, the basis differentials between East Texas production and the Henry Hub, which serves as the dedicated delivery point for natural gas futures contracts traded on the New York Mercantile Exchange, are at historically high levels. This project will help reduce those capacity constraints by adding up to 1.7 Bcf per day of new transmission capacity to our Gulf South pipeline system.

This expansion project is supported by binding precedent agreements with customers who have contracted, on a long-term firm basis (with a weighted average life of 7 years), for 1.3 Bcf of the 1.7 Bcf per day capacity. These customers include mostly large independent producers, as well as marketers and end-users. We have ordered the critical materials needed to construct this project. We expect this expansion project to cost approximately $800 million and to be in service during the second half of 2007.

Western Kentucky Storage Expansion. On April 15, 2006, Texas Gas filed a certificate application with FERC seeking authority to expand the working gas capacity in Texas Gas’ western Kentucky storage complex by approximately 9 Bcf. This project is supported by binding commitments from customers to contract on a long-term firm basis for incremental no-notice service and firm storage service created by this project for the full capacity at Texas Gas’ maximum applicable rate. We expect this expansion project to cost approximately $36 million. The proposed in-service date for the storage expansion is November 1, 2007.

Other. We are also considering other pipeline and storage expansion projects. We may pursue these projects with partners or on a stand-alone basis. The completion of these projects and the projects described above, as well as the cost, timing and performance of any completed projects, are subject to risks and uncertainties including market conditions, signing of definitive agreements with customers and potential partners, obtaining appropriate regulatory approvals, obtaining the necessary financing for the projects, inflation, ordering backlogs and other factors beyond our control.

Cost Reduction Project

Texas Gas is implementing a program intended to reduce normal, recurring annual costs by approximately $15 to $20 million. The components of the program include changes to postretirement benefits other than pensions, an early retirement incentive program, a reduction in the annual cash incentive program and the elimination of its 2006 broad-based merit increase pool.

Amendment of Credit Facility

In June 2006, our revolving credit facility was amended and restated from a $200 million facility to a $400 million facility. Under the amended and restated facility, which the master partnership has guaranteed, we, Texas Gas and Gulf South may each borrow funds up to applicable sub-limits. Interest on amounts drawn under the credit facility is payable at a floating rate equal to an applicable spread per annum over the London Interbank Offered Rate (or LIBOR) or a base rate defined as the greater of the prime rate or the Federal funds rate plus 50 basis points. Under the terms of the agreement, each of the borrowers must maintain a minimum ratio, as of the last day of each fiscal quarter, of consolidated total debt to consolidated EBITDA (as defined in the agreement), measured for the preceding twelve months, of not more than five to one. As of September 28, 2006, we had $60 million outstanding under this facility.

Partnership Structure

We are a Delaware limited partnership wholly owned by Boardwalk Pipeline Partners, LP.

Management and Ownership

We are a wholly owned subsidiary of the master partnership. We conduct the master partnership’s operations and own its operating assets. Our general partner is managed by the master partnership as its sole member. In turn, the master partnership is managed by its general partner, Boardwalk GP, LP, a Delaware limited partnership (or Boardwalk GP). As a limited partnership, Boardwalk GP does not have a board of directors and is managed by its general partner, Boardwalk GP, LLC, a Delaware limited liability company (or BGL). BGL has a board of directors. Loews indirectly owns 100% of the equity interests in BGL and Boardwalk GP. For information about the executive officers and directors of BGL, please read the information described under “Information We Incorporate By Reference.” Our general partner and its affiliates are entitled to be reimbursed for all direct and indirect expenses incurred on our behalf, including overhead allocated to us by Loews consistent with accounting and cost allocation methodologies generally permitted by FERC for rate-making purposes and past business practices.

Principal Executive Offices and Internet Address

The master partnership’s principal executive offices are located at 3800 Frederica Street, Owensboro, Kentucky, 42301, and its phone number is (270) 926-8686. The master partnership’s website is located at http://www.boardwalkpipelines.com. The master partnership makes its periodic reports and other information filed with or furnished to the Securities and Exchange Commission (or the SEC) available, free of charge, through its website, as soon as reasonably practicable. Information on its website or any other website, other than its SEC filings specifically listed under “Information We Incorporate By Reference,” is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Organizational Chart

The following chart depicts the organization and ownership of us and the master partnership. Percentages and unit numbers in the table and chart do not reflect the proposed offering of common units by the master partnership.

Ownership of Boardwalk Pipeline Partners, LP

Public Common Units	14.5%
Interest of Loews and subsidiaries:
Common Units	51.5%
Subordinated Units	32.0%
General Partner Interest	2.0%

100.0%

The Notes Offering

Issuer	Boardwalk Pipelines, LP

Notes Offered	$250.0 million aggregate principal amount of % senior notes due , or the notes.

Maturity Date	The notes will mature on .

Interest Payment Dates	and of each year, commencing on , 2007.

Interest Rate	%.

Optional Redemption	We may redeem some or all of the notes by paying a “make-whole” price plus accrued and unpaid interest to the date of redemption. See “Description of the Notes—Optional Redemption.”

Ranking	The notes will be:

•	our, but not our subsidiaries’, senior unsecured obligations;

•	effectively subordinated in right of payment to any future secured debt to the extent of such security;

•	effectively subordinated in right of payment to all existing and future debt and other liabilities, including trade payables, of our subsidiaries, including the $250.0 million aggregate principal amount of 4.60% notes due 2015 and $100.0 million aggregate principal amount of 7.25% notes due 2027 of Texas Gas, the $275.0 million aggregate principal amount of 5.05% notes due 2015 of Gulf South and Gulf South’s $60 million of borrowings under our credit facility;

•	equal in right of payment to all of our, but not our subsidiaries’, existing and future senior unsecured debt, including the $300.0 million aggregate principal amount of our 5.50% notes due 2017 and $185.0 million aggregate principal amount of our 5.20% notes due 2018; and

•	senior in right of payment to any of our, but not our subsidiaries’, future subordinated debt.

The indenture governing the notes will permit us to incur additional debt, all of which may be senior debt and, subject to specified limitations, secured.

Guarantee

The notes will be fully and unconditionally guaranteed by the master partnership on a senior unsecured basis. The master partnership’s guarantee of the notes will rank equally with all its existing and future senior unsecured debt, including its guarantee of indebtedness under our revolving credit facility.

Risk Factors

You should carefully consider the information set forth in the section entitled “Risk Factors” and the other information included or incorporated by reference in this prospectus in deciding whether to invest in the notes.

Further Issues

We may from time to time, without notice to or the consent of the holders of the notes, create and issue additional debt securities under the indenture governing the notes having the same terms as, and ranking equally with, the notes in all respects (except for the offering price, issue date and interest payment dates), as described more fully in “Description of the Notes.”

Trustee, Registrar and Paying Agent	The Bank of New York.

Ratings	We have obtained the following ratings on the notes:

A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if the rating agency decides that the circumstances warrant a revision.

Use of Proceeds

We intend to use the estimated net proceeds of approximately $247.4 million from this offering (after deducting underwriter discounts and estimated offering expenses) to fund a portion of the cost of our expansion projects and, if not previously repaid with the proceeds of the master partnership’s proposed offering of common units, to repay all of the borrowings outstanding under our revolving credit facility.

If the master partnership consummates its offering of common units, it intends to use the expected proceeds from the common unit offering of approximately $134.0 million (after deducting underwriting discounts and estimated offering expenses) to fund a portion of the cost of our expansion projects and, if not previously repaid with the proceeds of this offering of notes, to repay all of the borrowings outstanding under our revolving credit facility.

Our offering of senior notes is not conditioned upon the consummation of the master partnership’s proposed offering of common units.

Governing Law	The notes and the guarantee will be governed by New York law.

Summary Historical Financial and Operating Data

The table below presents summary historical financial and operating data for the master partnership, us, and our predecessor, Texas Gas, as of the dates and for the periods indicated. In connection with the consummation of the master partnership’s initial public offering (or the IPO), Boardwalk Pipelines Holding Corp. (or BPHC) contributed all of the equity interests in us to the master partnership. This contribution was accounted for as a transfer of assets between entities under common control in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. Therefore, our results prior to November 15, 2005 have been combined with results of the master partnership subsequent to November 15, 2005, as the master partnership’s consolidated results. We were formed in April 2003 to acquire all of the outstanding capital stock of Texas Gas, the acquisition of which was completed on May 16, 2003 (or the TG-Acquisition). Because we had no assets or operations prior to the TG-Acquisition, we refer to Texas Gas as our predecessor. The summary historical financial and operating data is derived from our historical consolidated financial statements and those of the master partnership and Texas Gas included elsewhere in this prospectus or incorporated by reference herein.

The TG-Acquisition was accounted for using the purchase method of accounting and, accordingly, the post-acquisition financial information included below reflects the allocation of the purchase price resulting from the acquisition. As a result, the financial statements of Texas Gas for the periods prior to May 16, 2003 are not directly comparable to the master partnership’s and our financial statements subsequent to that date. The consolidated financial and operating data have been separated by a bold black line separating our predecessor’s financial data from ours and those of the master partnership.

Our acquisition of Gulf South in December 2004 (or the GS-Acquisition) was also accounted for using the purchase method of accounting. Accordingly, the post-acquisition financial information included below reflects the purchase. As a result, our results of operations for the year ended December 31, 2004 are not readily comparable with the master partnership’s results of operations for the year ended December 31, 2005.

Prior to converting to a limited partnership on November 15, 2005, our taxable income was included in the consolidated federal income tax return of Loews and we recorded a charge-in-lieu of income taxes pursuant to a tax sharing agreement with Loews. The tax sharing agreement required us to remit to Loews on a quarterly basis any federal income taxes as if we were filing a separate return. We were also included in the state franchise tax filings of BPHC. The franchise taxes were charged to, and recorded by, us pursuant to our tax sharing policy. Following the IPO, we no longer record a charge-in-lieu of income taxes or certain state franchise taxes incurred by BPHC and no longer participate in a tax sharing agreement with Loews or tax sharing policy with BPHC. One of our subsidiaries directly incurs some income-based state taxes which are accrued as Income Taxes and Charge-In-Lieu of Income Taxes on the Statements of Income.

The following table presents a non-GAAP financial measure, EBITDA, which we use in our business. As used herein, EBITDA means earnings before interest, income taxes, and depreciation and amortization. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to its most directly comparable financial measure calculated and presented in accordance with GAAP in “—Non-GAAP Financial Measure” below. You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements and Supplementary Data” included in the master partnership’s Annual Report on Form 10-K for the year ended December 31, 2005 and the master partnership’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, each of which is incorporated by reference in this prospectus.

	Texas Gas			Boardwalk Pipeline Partners
	Year Ended December 31,		Period from January 1, 2003 – May 16, 2003	Period from May 17, 2003 – December 31, 2003	Year Ended December 31,		Six Months Ended June 30,
	2001	2002			2004	2005	2005	2006
	(in thousands, except ratio and per unit data)
Statements of Income Data:
Operating Revenues:
Gas Transportation	$243,282	$247,458	$108,040	$132,830	$245,306	$505,148	$236,772	$256,402
Parking and Lending	842	13,204	3,582	5,863	8,182	21,426	13,076	22,931
Gas Storage	2,674	2,317	814	2,435	7,289	21,667	10,232	16,814
Other	4,787	3,695	1,011	1,732	2,844	12,225	8,564	6,961

Total operating revenues	251,585	266,674	113,447	142,860	263,621	560,466	268,644	303,108

Operating costs and expenses:
Operation and maintenance	53,479	51,389	16,097	25,430	48,336	174,641	67,628	75,160
Administrative and general	46,746	52,989	13,642	29,646	52,535	78,752	37,979	50,232
Depreciation and amortization	45,821	37,806	16,092	20,544	33,977	72,078	35,059	37,410
Taxes other than income taxes	11,712	16,033	6,077	10,690	19,044	27,361	14,559	12,014
Net (gain) loss on disposal of operating assets	—	(1,140)	(30)	—	—	(7,846)	484	(2,205)

Total operating costs and expenses	157,758	157,077	51,878	86,310	153,892	344,986	155,709	172,611

Operating income	93,827	109,597	61,569	56,550	109,729	215,480	112,935	130,497

Other deductions (income):
Interest expense	21,678	20,490	7,392	19,368	30,081	60,069	29,739	30,847
Interest income	(36)	(5)	—	(205)	(352)	(1,480)	(746)	(1,242)
Interest income from affiliates	(3,434)	(1,468)	(1,965)	(21)	(375)	(2,186)	(957)	(7)
Miscellaneous other (income) expenses	4	(2,166)	(719)	(147)	(783)	(1,444)	(736)	(977)

Total other deductions	18,212	16,851	4,708	18,995	28,571	54,959	27,300	28,621

Income before income taxes	75,615	92,746	56,861	37,555	81,158	160,521	85,635	101,876
Income taxes and Charge in lieu of income taxes	30,484	36,647	22,387	15,104	32,333	49,494	34,073	246
Elimination of cumulative deferred taxes	—	—	—	—	—	10,102	—	—

Net Income	$45,131	$56,099	$34,474	$22,451	$48,825	$100,925	$51,562	$101,630

						For the Period Nov. 15 – Dec. 31, 2005		For the Six Months ended June 30, 2006
Basic and diluted net income per limited partner unit:
Common and Subordinated Units						$0.35		$0.95

Other Financial Data:
Total capital expenditures, net of allowance for funds used during construction	$108,353	$27,448	$43	$34,749	$41,920	$82,955	$33,018	$51,021
EBITDA	$139,644	$149,569	$78,380	$77,241	$144,489	$289,002	$148,730	$168,884
Ratio of Earnings to Fixed Charges (1)	4.36	5.27	8.33	2.92	3.66	3.58	3.80	4.20

(1)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income from continuing operations plus fixed charges, net of capitalized interest. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of deferred financing cost and accretion of discount, and that portion of rental expense on operating leases deemed to be the equivalent of interest. Fixed charges are not reduced by any allowance for funds used during construction.

	Texas Gas		Boardwalk Pipeline Partners
	Year Ended December 31,		Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
			(in thousands)
Balance Sheet Data (as of period end)
Property plant and equipment, net	$1,061,278	$1,085,526	$703,521	$1,842,123	$1,867,406	$1,847,034	$1,886,236
Total assets	1,396,519	1,412,148	1,238,627	2,472,140	2,465,491	2,447,215	2,446,439
Long term debt	250,174	249,781	548,115	1,106,135	1,101,290	1,100,886	1,101,694
Total stockholder’s equity	685,580	731,679	—	—	—	—	—
Total member’s equity	—	—	523,361	1,092,927	—	1,105,801	—
Total Partners’ capital	—	—	—	—	988,674	—	1,039,409

Operating Data (amounts in Tbtu):
Transportation volumes	709.8	669.5	662.0	675.4	1,343.7	676.3	660.6
Average daily transportation volumes	1.9	1.8	1.8	1.8	3.7	3.7	3.6
Average daily firm reserved capacity	2.1	2.2	2.2	2.2	5.0	4.8	5.4

Non-GAAP Financial Measure

EBITDA is used as a supplemental financial measure by management and by external users of our and the master partnership’s financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess:

•	our and the master partnership’s financial performance without regard to financing methods, capital structure or historical cost basis;

•	our and the master partnership’s ability to generate cash sufficient to pay interest on our indebtedness and to make distributions to our partners;

•	our and the master partnership’s operating performance and return on invested capital as compared to those of other companies in the natural gas transportation and storage business, without regard to financing methods and capital structure; and

•	the viability of acquisitions and capital expenditure projects.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Certain items excluded from EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as historic costs of depreciable assets. We have included information concerning EBITDA because EBITDA provides additional information as to our ability to meet our fixed charges and EBITDA is presented solely as a supplemental measure. However, viewing EBITDA as an indicator of our ability to service our debt obligations should be done with caution, as we might be required to conserve funds or to allocate funds to business or legal purposes other than making distributions. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of the master partnership’s or our operating performance or liquidity. EBITDA is not necessarily comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measure, on a historical basis, for each of the periods presented below:

	Texas Gas			Boardwalk Pipeline Partners
	Year Ended December 31,		Period from January 1, 2003 – May 16, 2003	Period from May 17, 2003 – December 31, 2003	Year Ended December 31,		Six Months Ended June 30,		Three Months Ended June 30,
	2001	2002			2004	2005	2005	2006	2005	2006
	(in thousands)
Net income	$45,131	$56,099	$34,474	$22,451	$48,825	$100,925	$51,562	$101,630	$13,705	$31,900
Income taxes and Charge in lieu of income taxes	30,484	36,647	22,387	15,104	32,333	49,494	34,073	246	9,088	246
Elimination of cumulative deferred taxes	—	—	—	—	—	10,102	—	—	—	—
Depreciation and amortization	45,821	37,806	16,092	20,544	33,977	72,078	35,059	37,410	17,864	18,727
Interest expense	21,678	20,490	7,392	19,368	30,081	60,069	29,739	30,847	15,074	15,215
Interest income	(3,470)	(1,473)	(1,965)	(226)	(727)	(3,666)	(1,703)	(1,249)	(1,147)	(705)

EBITDA	$139,644	$149,569	$78,380	$77,241	$144,489	$289,002	$148,730	$168,884	$54,584	$65,383

RISK FACTORS

You should carefully consider the following risk factors together with all of the other information included in this prospectus and the documents incorporated by reference into this prospectus in evaluating an investment in the notes. In particular, you should read the risk factors in the master partnership’s Annual Report on Form 10-K for the year ended December 31, 2005, as supplemented by the master partnership’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, each of which is incorporated herein by reference.

If any of the following risks or the risks described in the documents incorporated herein by reference were actually to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Inherent in an Investment in Us

The master partnership’s partnership agreement limits our ability to accumulate cash, which may limit cash available to service the notes or to repay them at maturity.

The master partnership’s partnership agreement requires it to distribute, on a quarterly basis, 100% of its available cash to its unitholders of record and its general partner. Available cash is generally all of our cash on hand at the end of each quarter, after payment of fees and expenses and the establishment of cash reserves by the master partnership’s general partner in its discretion. The master partnership’s general partner determines the amount and timing of cash distributions and has broad discretion to establish and make additions to the master partnership’s or our reserves in amounts the master partnership’s general partner determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of the master partnership’s or our business (including reserves for future capital expenditures and for anticipated future credit needs);

•	to provide funds for distributions to the master partnership’s unitholders and general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any of the master partnership’s loan or other agreements.

Depending on the timing and amount of the master partnership’s cash distributions to unitholders and because the master partnership is not required to accumulate cash for the purpose of meeting obligations to holders of any notes, such distributions could significantly reduce the cash available to us in subsequent periods to make payments on the notes.

Cost reimbursements due our general partner and its affiliates will reduce cash available to service our debt.

We will reimburse our general partner which, in turn, will reimburse its affiliates for all expenses they incur on our behalf, including allocated overhead. These amounts will include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering corporate staff and support services to us, and overhead allocated to us by Loews in amounts allowable, consistent with accounting and allocation methodologies generally permitted by FERC for rate making purposes and past business practices. The payment of these amounts, including allocated overhead, to our general partner and its affiliates could reduce the amount of cash available for payment to our noteholders.

We have a holding company structure and conduct all of our operations through our subsidiaries which own our operating assets, which may affect our ability to service our debt.

We are a partnership holding company and our operating subsidiaries, Texas Gas and Gulf South, conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is completely dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries to us. Any payment of dividends, distributions, loans or other payments from our subsidiaries to us could be subject to statutory or contractual restrictions, including, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations, including FERC policies. If we are unable to obtain funds from our subsidiaries we may not be able to pay interest or principal on the notes when due and we cannot assure you that we will be able to obtain the necessary funds from other sources.

Loews and its affiliates may engage in competition with the master partnership and us.

Our partnership agreement and the master partnership’s partnership agreement do not prohibit Loews and its affiliates, other than the master partnership’s general partner, from owning and operating natural gas pipeline and storage assets or engaging in businesses that otherwise compete directly or indirectly with the master partnership and us. In addition, Loews may acquire, construct or dispose of additional midstream or other natural gas assets in the future, without any obligation to offer the master partnership or us the opportunity to purchase or construct any of these assets.

The master partnership’s general partner and its affiliates own a controlling interest in the master partnership and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

Following the master partnership’s proposed equity offering, a subsidiary of Loews will own approximately 80% of the limited partner interests in the master partnership and will continue to own and control the master partnership’s general partner, which controls us. Although the master partnership’s general partner has a fiduciary duty to manage the master partnership in a manner beneficial to the master partnership and its unitholders, the directors and officers of the master partnership’s general partner have a fiduciary duty to manage the master partnership and us in a manner beneficial to Loews. Furthermore, certain directors and officers of the master partnership’s general partner are directors or officers of affiliates of the master partnership’s general partner. Conflicts of interest may arise between Loews and its subsidiaries, including the master partnership’s general partner, on the one hand, and the master partnership and us on the other hand. In resolving these conflicts, the master partnership’s general partner may favor its own interests and the interests of its affiliates over the interests of the master partnership and us. These potential conflicts include, among others, the following situations:

•	Loews and its affiliates may engage in competition with the master partnership and us.

•	Neither the master partnership’s partnership agreement nor any other agreement requires Loews or its affiliates (other than the master partnership’s general partner) to pursue a business strategy that favors the master partnership and us. Directors and officers of Loews and its affiliates have a fiduciary duty to make decisions in the best interest of Loews shareholders, which may be contrary to the master partnership’s and our interests.

•	Some officers of the master partnership’s general partner who provide services to the master partnership and us may devote time to affiliates of the master partnership’s general partner and may be compensated for services rendered to such affiliates.

•	The master partnership’s general partner determines the amount and timing of asset purchases and sales, borrowings, repayments of indebtedness, issuances of additional partnership securities and cash reserves, each of which can affect the amount of cash that is available to service our debt.

•	The master partnership’s general partner determines which costs, including allocated overhead, incurred by it and its affiliates are reimbursable by us.

•	The master partnership’s partnership agreement does not restrict the master partnership’s general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf, and provides that reimbursement to Loews for amounts allocable to us consistent with accounting and allocation methodologies generally permitted by FERC for rate-making purposes and past business practices is deemed fair and reasonable to us.

•	The master partnership’s general partner controls the enforcement of obligations owed to us by it and its affiliates.

•	The master partnership’s general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

Absent the consent of the master partnership’s general partner, our operations are limited to our current line of business, which could prevent us from diversifying our assets and our operations.

The master partnership’s partnership agreement limits our business to the ownership and operation of natural gas pipelines and storage facilities and all other activities now and in the future customarily conducted in connection with that business. As a result, if our current business declines or if for any other reason we want to change or diversify our business, we will be unable to do so without the approval of the master partnership’s general partner, acting in its individual capacity. This entitles the master partnership’s general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or our affiliates. Decisions made by the master partnership’s general partner in its individual capacity will be made by a majority of the owners of the master partnership’s general partner, and not by the board of directors of the master partnership’s general partner. This could result in a decline in our business operations and a reduction in our ability to service our debt.

Our credit agreement contains operating and financial restrictions that may limit our business and financing activities.

The operating and financial restrictions and covenants in our credit agreement and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, our credit agreement restricts or limits our ability to:

•	incur additional indebtedness or guarantee other indebtedness;

•	grant liens or make certain negative pledges;

•	make certain loans or investments;

•	make any material change to the nature of our business, including consolidations, liquidations and dissolutions; or

•	enter into a merger, consolidation, sale and leaseback transaction or sale of assets.

Our ability to comply with the covenants and restrictions contained in our credit agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreement, a significant portion of our indebtedness may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

Our tax treatment and that of our parent depends on our parent’s classification as a partnership for U.S. federal income tax purposes, as well as neither us nor our parent being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, treats us or our parent as a corporation or we or our parent become subject to a material amount of entity-level taxation for state tax purposes, the amount of cash available for payment of principal and interest on the notes would be substantially reduced.

If we or our parent were treated as a corporation for federal income tax purposes, our income would be subject to federal income tax at the corporate tax rate, which is currently a maximum of 35%, and would likely be subject to state income tax at varying rates. Treatment of us or our parent as a corporation would result in a material reduction in our anticipated cash flow, which could materially and adversely affect our ability to make payments on the notes.

Current law may change so as to cause us or our parent to be treated as a corporation for federal income tax purposes or otherwise subject us or our parent to entity-level taxation. In addition, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of such a tax on us or our parent by any state will reduce the cash flow available to make payments on the notes.

Risks Relating to the Notes

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that we will generate sufficient cash flow from operations, that currently anticipated operating improvements will be realized or that future borrowings will be available to us under our revolving credit facility in an amount sufficient to fund our liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our revolving credit facility and the notes, on commercially reasonable terms or at all.

Our substantial indebtedness and other financial obligations could impair our financial condition and our ability to fulfill our debt obligations.

We have substantial indebtedness and other financial obligations. As of June 30, 2006, as adjusted to give effect to this offering, we had:

•	total indebtedness of approximately $1.35 billion; and

•	$400 million of undrawn but available credit under our revolving credit facility.

We will be permitted, under our revolving credit facility, the indenture governing the notes and the indentures governing our existing notes, to incur additional debt, subject to certain limitations under our revolving credit facility and, in the case of secured debt, under the indenture governing the notes. If we incur additional debt following this offering, our increased leverage could, for example:

•	make it more difficult for us to satisfy our obligations under the notes or other indebtedness and, if we fail to comply with the requirements of the other indebtedness, could result in an event of default on the notes or such other indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and other general business activities;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	detract from our ability to successfully withstand a downturn in our business or the economy generally; and

•	place us at a competitive disadvantage against less leveraged competitors.

If we are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial obligations, seek additional equity capital or sell our assets. We may be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all.

In the event of our bankruptcy or liquidation, holders of the notes will be paid from any assets remaining after payments to any holders of our secured debt and the debt of our subsidiaries.

The notes will be our and the guarantor’s general unsecured senior obligations, and effectively subordinated to any secured debt that we may have in the future to the extent of the value of the assets securing that debt and to any indebtedness of our subsidiaries. Our subsidiaries have a substantial amount of indebtedness, including $625 million in senior notes issued by Texas Gas or Gulf South and the $60 million Gulf South has borrowed under our $400 revolving credit facility. Our subsidiaries may incur additional indebtedness in the future. If we are declared bankrupt or insolvent, or are liquidated, the holders of our secured debt and any debt of our subsidiaries will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. If any of the foregoing events occur, we cannot assure you that we will have sufficient assets to pay amounts due on any secured debt and the notes.

Your ability to transfer the notes may be limited by the absence of an active trading market and restrictions on transfer under applicable securities laws, and there is no assurance that any active trading market will develop for the notes or that you will be able to transfer or resell notes without registration under applicable securities laws.

The notes are a new issue of securities for which there is no established public market. We do not intend to list the notes for trading on any national securities exchange or arrange for any quotation system to quote prices for them. The underwriters have informed us that they intend to make a market in the notes, as permitted by applicable laws and regulations; however, the underwriters are not obliged to make a market in the notes, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you that an active market for the notes will develop or, if developed, that it will continue.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $247.4 million from the sale of $250 million aggregate principal amount of notes we are offering, after deducting underwriting discounts and commissions and offering expenses.

We intend to use the net proceeds from this offering to fund a portion of the cost of our expansion projects described elsewhere in this prospectus and, if not previously repaid with proceeds from the master partnership’s proposed offering of common units, to repay all of the borrowings outstanding under our revolving credit facility.

The amount outstanding under our revolving credit facility, as of September 28, 2006, was $60.0 million. The outstanding borrowings under our revolving credit facility were used for interim financing of our expansion projects. Interest on amounts drawn under the credit facility is payable at a floating rate equal to an applicable spread per annum over LIBOR or a base rate defined as the greater of the prime rate or the Federal funds rate plus 50 basis points. As of September 28, 2006, the interest rate under our revolving credit facility was 5.73%. Our revolving credit facility has a maturity date of June 29, 2011.

The master partnership expects to receive approximately $134.0 million from its proposed offering of 5,000,000 common units, after deducting underwriting discounts and offering expenses, and approximately $2.8 million from the related capital contribution by its general partner to maintain its 2.0% general partner interest in the master partnership. These estimated proceeds are based on an assumed public offering price of $27.32 per common unit, the last reported sales price of the common units on the New York Stock Exchange on September 19, 2006. The master partnership expects to use the net proceeds of such transaction to fund a portion of the cost of our expansion projects described elsewhere in this prospectus and, if not previously repaid with the proceeds from this note offering, to repay all of the borrowings outstanding under our revolving credit facility.

We expect to fund the balance of the costs of our expansion projects with a combination of borrowings under our revolving credit facility, proceeds from future debt offerings and sales of the master partnership’s equity securities and cash flow from operations.

Our offering of senior notes is not conditioned upon the consummation of the master partnership’s proposed offering of common units.

CAPITALIZATION

The following table shows the master partnership’s cash and cash equivalents and capitalization as of June 30, 2006 on:

•	on a consolidated historical basis;

•	as adjusted to give effect to this offering of $250 million aggregate principal amount of notes and the application of the net proceeds therefrom in the manner described under “Use of Proceeds;” and

•	as further adjusted to give effect to the master partnership’s proposed offering of common units, its general partner’s related capital contribution and the application of the net proceeds therefrom, in the manner described under “Use of Proceeds.”

This table is derived from, and should be read together with, the historical financial statements and the accompanying notes included elsewhere in this prospectus or incorporated by reference in this prospectus. You should also read this table in conjunction with “Use of Proceeds” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements and Supplementary Data” appearing in the master partnership’s Annual Report on Form 10-K for the year ended December 31, 2005 and the master partnership’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, each of which is incorporated by reference in this prospectus. This table does not reflect the issuance of up to an additional 750,000 common units that the master partnership may sell to the underwriters upon exercise of their option to purchase additional common units in connection with the master partnership’s proposed offering of common units.

Our offering of senior notes is not conditioned upon the consummation of the master partnership’s proposed offering of common units.

	As of June 30, 2006
	Historical	As Adjusted	As Further Adjusted
	(in thousands)
Cash and cash equivalents (1)	$57,839	$305,214	$442,008

Revolving credit facility (1)	—	—	—
Long-term debt:
Boardwalk Pipelines:
5.20% Notes due 2018	$185,000	$185,000	$185,000
5.50% Notes due 2017	300,000	300,000	300,000
% Notes due offered hereby	—	250,000	250,000
Texas Gas:
7.25% Debentures due 2027	100,000	100,000	100,000
4.60% Notes due 2015	250,000	250,000	250,000
Gulf South:
5.05% Notes due 2015	275,000	275,000	275,000
Unamortized debt discount	(8,306)	(8,306)	(8,306)

Total debt	1,101,694	1,351,694	1,351,694

Partners’ Capital:
Boardwalk Pipeline Partners, LP:
Held by public:
Common units	283,290	283,290	417,324
Held by our general partner and its affiliates:
Common units	452,631	452,631	452,631
Subordinated units	281,269	281,269	281,269
General partner interest	17,579	17,579	20,339
Accumulated other comprehensive income	4,640	4,640	4,640

Total partners’ capital	1,039,409	1,039,409	1,176,203

Total capitalization	$2,141,103	$2,391,103	$2,527,897

(1)	Assumes that the net proceeds of this offering are applied to repay all outstanding borrowings under our revolving credit facility. Net proceeds in excess of the amount outstanding under our revolving credit facility as of June 30, 2006 (which amount was $0) are reflected in cash and cash equivalents. As of September 28, 2006, there was $60.0 million outstanding under our revolving credit facility.

DESCRIPTION OF OTHER INDEBTEDNESS

The following description of the material terms of our long-term indebtedness (excluding the notes offered hereby) is not complete. For a more complete understanding of our indebtedness, you should read the agreements and documents governing the indebtedness summarized below, which are incorporated by reference as exhibits to the registration statement of which this prospectus constitutes a part.

Boardwalk Pipelines

Notes due 2018

At June 30, 2006, we had outstanding $185.0 million aggregate principal amount of 5.20% notes due 2018, issued in May 2003. Interest on these notes is payable semiannually on June 1 and December 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of our other, but not our subsidiaries’, unsecured and unsubordinated indebtedness outstanding from time to time. The indenture under which these notes were issued contains negative covenants restricting our ability to engage in certain activities, including without limitation:

•	restrictions on incurring secured indebtedness, subject to certain exceptions, unless the 5.20% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and sales of assets.

Notes due 2017

At June 30, 2006, we had outstanding $300.0 million aggregate principal amount of 5.50% notes due 2017, issued in January 2005. Interest on these notes is payable semiannually on February 1 and August 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of our, but not our subsidiaries’, other unsecured and unsubordinated indebtedness outstanding from time to time. The indenture under which these notes were issued contains negative covenants that are substantially similar to the covenants contained in the indenture governing our 5.20% notes due 2018.

Texas Gas

Notes due 2015

At June 30, 2006, Texas Gas had outstanding $250.0 million aggregate principal amount of 4.60% notes due 2015, issued in May 2003. Interest on these notes is payable semiannually on June 1 and December 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of Texas Gas’ other unsecured and unsubordinated indebtedness outstanding from time to time. The indenture under which these notes were issued contains negative covenants that are substantially similar to the covenants contained in the indenture governing Boardwalk Pipelines’ 5.20% notes due 2018.

Debentures due 2027

At June 30, 2006, Texas Gas had outstanding $100.0 million aggregate principal amount of 7.25% debentures due 2027, issued in July 1997. Interest is payable on the debentures semiannually on January 15 and July 15. The indebtedness evidenced by the debentures is unsecured and ranks on a parity with all of Texas Gas’ other unsecured and unsubordinated indebtedness outstanding from time to time. The indenture under which the debentures were issued contains negative covenants that are substantially similar to the covenants contained in the indenture governing Boardwalk Pipelines’ 5.20% notes due 2018.

Gulf South

Notes due 2015

At June 30, 2006, Gulf South had outstanding $275.0 million aggregate principal amount of 5.05% notes due 2015, issued in January 2005. Interest on these notes is payable semiannually on February 1 and August 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of Gulf South’s other unsecured and unsubordinated indebtedness outstanding from time to time. The indenture under which these notes were issued contains negative covenants that are substantially similar to the covenants contained in the indenture governing Boardwalk Pipelines’ 5.20% notes due 2018.

Credit Facility

We have a $400 million revolving credit facility. Under the credit facility, which the master partnership has guaranteed, we, Texas Gas and Gulf South may each borrow funds up to applicable sub-limits. Each of the borrowers is severally liable for the amount it has borrowed under the credit facility. Interest on amounts drawn under the credit facility is payable at a floating rate equal to an applicable spread per annum over the LIBOR or a base rate defined as the greater of the prime rate or the Federal funds rate plus 50 basis points. Under the terms of the agreement, each of the borrowers must maintain a minimum ratio, as of the last day of each fiscal quarter, of consolidated total debt to consolidated EBITDA (as defined in the agreement), measured for the preceding twelve months, of not more than five to one. As of September 28, 2006, Gulf South had borrowings of $60 million outstanding under this facility.

For more information regarding our credit agreement, please read Item 2.03 “Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant” appearing in the master partnership’s Current Report on Form 8-K filed July 5, 2006, which is incorporated by reference in this prospectus.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.”

We will issue the notes pursuant to the Indenture.

The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (or the TIA).

The following description of the notes is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. Copies of the Indenture are available at the address indicated under “Additional Information.”

General

The notes will be our, but not our subsidiaries’, senior unsecured obligations and will rank pari passu with all of our, but not our subsidiaries’, existing and future unsubordinated and unsecured obligations, including our $185.0 million of 5.20% notes due 2018, our $300.0 million of 5.50% notes due 2017 and our obligations under our $400.0 revolving credit facility. At June 30, 2006, excluding debt of our subsidiaries, we had $485.0 million of debt outstanding, all of which was senior and unsecured.

The Indenture provides that additional notes may be issued from time to time in one or more series under the Indenture and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European Currency Units. The Indenture does not limit the amount of notes, debentures or other evidences of indebtedness that may be issued by us or any of our Subsidiaries.

The notes will be issued in denominations of $1,000 and integral multiples of $1,000, will bear interest from                          , 2006 at the annual rate of       %, and will mature on             . Interest will be payable semi-annually on              and             , commencing                  2007, to the holders of record of the notes on the preceding                  and                 , respectively. The notes will be issued in book-entry form.

All of our operations are conducted through our Subsidiaries. Therefore, our ability to service our debt, including the notes, is dependent upon the earnings of our Subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to us.

In addition, we only have an equity claim on the assets of our Subsidiaries. This equity claim is junior to the claims that creditors of our Subsidiaries have against those Subsidiaries. Holders of the notes will only be creditors of us, and not of our subsidiaries. As a result, all the existing and future debt and other liabilities, including any claims of trade creditors, of our Subsidiaries, including Texas Gas’ $250.0 million aggregate principal amount of outstanding 2015 notes and $100.0 million aggregate principal amount of outstanding 2027 debentures, Gulf South’s $275.0 million aggregate principal amount of outstanding 2015 notes and both Texas Gas and Gulf South’s borrowing under our $400.0 million revolving credit facility, will be effectively senior to the notes.

Guarantee of Notes

We are a subsidiary of the master partnership. The master partnership will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and interest on the notes when and as they become due and payable, whether at stated maturity or otherwise. The master partnership has also guaranteed our obligations under our revolving credit facility. Its guarantee of the notes will rank equally in right of payment with its other existing and future senior unsecured indebtedness from time to time outstanding, including its guarantee under our revolving credit facility, and senior in right of payment to any future subordinated debt it may incur.

The guarantee provides that upon a default in payment of principal or any premium or interest on a note, the holder of the note may institute legal proceedings directly against the guarantor to enforce the guarantee without first proceeding against us. The guarantor is obligated under its guarantee only up to an amount that would not constitute a fraudulent conveyance or fraudulent transfer under federal or state law.

The guarantee of the master partnership may be released under certain circumstances. If no default has occurred and is continuing under the Indenture with respect to the notes, the master partnership will be unconditionally released and discharged from its guarantee automatically upon the merger of the master partnership into us or the liquidation or dissolution of the master partnership.

Optional Redemption

The notes will be redeemable in whole or in part, at our option, at any time and from time to time at a redemption, or “make-whole,” price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate as defined below, plus              basis points, plus in each case accrued interest thereon to the date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Sinking Fund

The notes will not be subject to a sinking fund.

Certain Covenants

Limitation on Liens. Subject to certain exceptions, we will not, nor will we permit any Subsidiary to, issue, assume, or guarantee any Indebtedness secured by a mortgage, pledge, lien, security interest, or encumbrance (or mortgage) of, or upon, any of our property or any property of such Subsidiary without effectively providing that the notes shall be equally and ratably secured with such Indebtedness. Among the exceptions are (1) purchase money mortgages; (2) preexisting mortgages on any property acquired by us or a Subsidiary and mortgages on any property acquired or constructed by us or a Subsidiary and created within one year after completion of such acquisition or construction; (3) mortgages created on any contract for the sale of products or services related to the operation or use of any property acquired or constructed within one year after completion of such acquisition or construction; (4) mortgages on property of a Subsidiary existing at the time it became our Subsidiary or existing on property at the time of acquisition thereof; and (5) other mortgages not permitted by the Indenture in an aggregate amount which, at the time of incurrence and together with the total consolidated Attributable Debt in respect of sale and lease-back transactions permitted by clause (a) of the covenant described under the caption “—Limitation on Sale and Leaseback Transactions” below, does not exceed ten percent (10%) of our Consolidated Net Tangible Assets.

Limitation on Sale and Lease-Back Transactions. We will not, nor will we permit any Subsidiary to, sell and lease back for more than three years any Principal Property acquired or placed into service more than 180 days before such lease arrangement, unless (a) the lessee would be entitled to incur Indebtedness secured by a mortgage on such Principal Property in a principal amount equivalent to the Attributable Debt in respect of such arrangement without equally and ratably securing the notes or (b) we retire Funded Indebtedness or cause Funded Indebtedness to be retired, in either case in an amount equal to the amount of the net proceeds of such sale, within 90 days of the effective date of such sale and lease-back transaction. This limitation will not apply to sale and lease-back transactions (1) relating to industrial development or pollution control financing or (2) involving only us and any Subsidiary or Subsidiaries, nor will such transactions be included in any computation of Attributable Debt. Notwithstanding the foregoing, we and our Subsidiaries may enter into sale and lease-back transactions so long as, at the time of such transactions and together with mortgages incurred pursuant to clause (5) of the covenant described under the caption “—Limitation on Liens” above, the total consolidated Attributable Debt in respect of such transactions does not exceed ten percent (10%) of our Consolidated Net Tangible Assets.

Consolidation, Merger, Conveyance of Assets. We will not consolidate with or merge into any other Person or convey, transfer, or lease our properties and assets substantially as an entirety to any Person, unless (a) the Person formed by such consolidation, into which we are merged or that acquires such assets shall be organized or existing under the laws of the United States, any state of the United States or the District of Columbia, (b) such Person shall expressly assume our obligations under the Indenture and the notes issued thereunder and (c) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

Event Risk. Except for the covenants described under the captions “—Limitations on Liens” and “—Limitations on Sale and Leaseback Transactions” described above, the Indenture and the notes will not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us.

Events of Default

In general, an Event of Default will be defined under the Indenture with respect to the notes of any series issued under the Indenture as being:

(a) default in payment of any principal of the notes of such series, either at maturity, upon any redemption, by declaration, or otherwise;

(b) default for 30 days in payment of any interest on any notes of such series unless otherwise provided;

(c) default for 60 days after written notice in the observance or performance of any covenant or warranty in the notes of such series (other than a breach of or default in the performance of a covenant that is dealt with otherwise below);

(d) either (1) default in payment of any Indebtedness of us or any Subsidiary within any applicable grace period after final maturity or (2) the acceleration of any Indebtedness of us or any Subsidiary by the holders thereof because of a default and, in either case, the total amount of the Indebtedness unpaid or accelerated exceeds $50.0 million;

(e) certain events of bankruptcy, insolvency, or reorganization of us or any Significant Subsidiary; or

(f) any other Event of Default provided in the supplemental indenture under which such series of the notes is issued or in the form of note for such series;

provided, however, that the occurrence of any of the events described in the foregoing clauses (c) or (f) shall not constitute an Event of Default if such occurrence is the result of changes in generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants at the date as of which the Indenture is executed and a certificate to such effect is delivered to the trustee under the Indenture (or the Trustee) by our independent public accountants.

In general, the Indenture will provide that, (a) if an Event of Default described in clauses (a), (b), (c), (d) or (f) above occurs (provided that the Event of Default under clauses (c) or (f) is with respect to less than all series of the notes then outstanding), either the Trustee or the Holders of not less than 25 percent in principal amount of the notes of each affected series (voting as one class) issued under the Indenture and then outstanding may then declare the entire principal of all notes of each such affected series and interest accrued thereon to be due and payable immediately and (b) if an Event of Default described in clauses (c) or (f) above that is applicable to all series of notes then outstanding shall have occurred and be continuing, the Trustee or the Holders of not less than 25 percent in principal amount of all notes issued under the Indenture and then outstanding (voting as one class) may declare the entire principal of all such notes and interest accrued thereon to be due and payable immediately. If an Event of Default due to certain events of bankruptcy, insolvency and reorganization of us or any Significant Subsidiary shall have occurred and be continuing, the entire principal of all of the notes and interest accrued thereon will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any Holders. After any such declaration or acceleration, upon certain conditions such declarations or accelerations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or interest on such notes) by the Holders of a majority in aggregate principal amount of the notes of all such affected series then outstanding (voting as one class).

The Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, will be entitled to be indemnified by the Holders of notes (treated as one class) issued under the Indenture before proceeding, at the request of such Holders, to exercise any right or power under the Indenture. Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the Holders of a majority in aggregate principal amount of the outstanding notes of each affected series (voting as one class) issued under the Indenture may direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

In general, the Indenture will provide that no Holder of notes issued under the Indenture may institute any action against us under the Indenture (except actions for payment of principal or interest on or after the due date provided) unless such Holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the Holders of not less than 25 percent in principal amount of the notes of each affected series (treated as one class) issued under the Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity and the Trustee shall not have instituted such action within 60 days of such request and shall not have received direction inconsistent with such written request by the Holders of a majority in principal amount of the notes of each affected series (treated as one class) issued under the Indenture and then outstanding.

The Indenture will contain a covenant that we will file annually with the Trustee a certificate of no default or a certificate specifying any default that exists.

Discharge, Defeasance, and Covenant Defeasance

We will be permitted to discharge or defease our obligations under the Indenture as set forth below.

Under terms satisfactory to the Trustee, we may discharge certain obligations to Holders of notes of any series issued under the Indenture that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or, in the case of notes payable only in United States dollars, United States Government Obligations (as defined in the Indenture) as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such notes.

We may also, upon satisfaction of the conditions listed below, be released from certain obligations to Holders of notes of any series issued under the Indenture at any time (or defeasance). Under terms satisfactory to the Trustee, we may instead be released with respect to any outstanding series of notes issued under the Indenture from the obligations imposed by the covenants described above limiting liens, sale and lease-back transactions and consolidations, mergers, and conveyances of assets, and may omit to comply with such covenants without creating an Event of Default (or covenant defeasance). Defeasance or covenant defeasance may be effected only if, among other things:

(1) we irrevocably deposit with the Trustee cash or, in the case of notes payable only in United States dollars, United States Government Obligations as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on all outstanding notes of such series issued under such Indenture; and

(2) we deliver to the Trustee an opinion of counsel to the effect that the Holders of such series of notes will not recognize income, gain, or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if defeasance or covenant defeasance had not occurred (in the case of a defeasance, such opinion must be based on a ruling of the United States Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture, since such a result would not occur under current tax law).

Modification of the Indenture

The Indenture will provide that we and the Trustee may enter into supplemental indentures (which conform to the provisions of the TIA) without the consent of the Holders to, in general:

(a) secure any notes;

(b) evidence the assumption by a successor Person of our obligations;

(c) add further covenants for the protection of the Holders;

(d) cure any ambiguity or correct any inconsistency in the Indenture, so long as such action will not adversely affect the interests of the Holders;

(e) establish the form or terms of notes of any series; and

(f) evidence the acceptance of appointment by a successor trustee.

The Indenture will also contain provisions permitting us and the Trustee, with the consent of the Holders of not less than the majority in principal amount of notes of all series issued under the Indenture then outstanding and affected (voting as one class) to, in general, add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the notes of each series so affected; provided that such changes conform to the provisions of the TIA, and provided that we and the Trustee may not, without the consent of each Holder of outstanding notes affected thereby,

(1) extend the final maturity of the principal of any notes, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon, reduce any amount payable on redemption thereof, change the currency in which the principal thereof (including any amount in respect of original issue discount) or interest thereon is payable, reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy, alter certain provisions of the Indenture relating to notes not denominated in U.S. dollars or for which conversion to another currency is required to satisfy the judgment of any court, or impair the right to institute suit for the enforcement of any payment on any notes when due, or

(2) reduce the aforesaid percentage in principal amount of notes of any series issued under such Indenture, the consent of the Holders of which is required for any such modification.

Book-Entry, Delivery and Form

Except as set forth below, the notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the global notes). The global notes will be deposited upon issuance with the Trustee, as custodian for The Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only by DTC to another nominee of DTC, by a transferee nominee of DTC to DTC or another nominee, or by DTC or a transferee nominee to a successor of DTC or a nominee of this successor. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, including, if applicable, those of Euroclear and Clearstream, which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of their respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between these participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to indirect participants, which include other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the global notes, DTC will credit the accounts of participants designated by the underwriters with portions of the principal amount of the global notes; and

(2) ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global notes).

Investors in the global notes who are participants in DTC’s system may hold their interests in the global notes directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the Persons in whose names the notes, including the global notes, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee or any agent of ours or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in accordance with instructions provided to DTC. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear and Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of each of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note to or from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we, the Trustee or any of their or our respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form, which we refer to as certificated notes, if:

(1) DTC notifies us that it (a) is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 120 days after the date of such notice;

(2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the certificated notes, the Trustee, in turn, notifies participants of their right to withdraw their beneficial interests from the global note, and such participants elect to withdraw their beneficial interests; or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Certain Definitions

Certain terms defined in the Indenture and used herein are summarized as follows:

“Attributable Debt” means, with respect to any sale and lease-back transaction as of any particular time, the present value discounted at a rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessee, be extended).

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or

(B) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Boardwalk Pipelines by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Consolidated Funded Indebtedness” means the aggregate of all outstanding Funded Indebtedness of us and our consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles.

“Consolidated Net Tangible Assets” means the total assets appearing on a consolidated balance sheet of a Person and its consolidated Subsidiaries less, in general: (1) intangible assets; (2) current and accrued liabilities (other than Consolidated Funded Indebtedness and capitalized rentals or leases), deferred credits, deferred gains and deferred income; and (3) reserves.

“Funded Indebtedness” means any Indebtedness that matures more than one year after the date as of which Funded Indebtedness is being determined less any such Indebtedness as will be retired through or by means of any deposit or payment required to be made within one year from such date under any prepayment provision, sinking fund, purchase fund, or otherwise.

“Holder” means, in general, a Person in whose name the notes are registered, or, if not registered, the bearer thereof.

“Indebtedness” means indebtedness that is for money borrowed from others.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Indenture” means an indenture between us, the guarantor and The Bank of New York, as trustee.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Property” means any natural gas pipeline, gathering or storage property or facility or natural gas processing plant located in the United States, except any such property that in the opinion of the board of directors of Boardwalk GP, LLC is not of material importance to the total business conducted by us and our consolidated Subsidiaries; provided, however, that “Principal Property” shall not include production and proceeds from production from gas processing plants or oil or natural gas or petroleum products in any pipeline or storage field.

“Reference Treasury Dealer” means each of                      and                      and their respective successors and, at our option, additional Primary Treasury Dealers (as defined below); provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (or a Primary Treasury Dealer), we shall substitute therefor another Primary Treasury Dealer.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” of ours within the meaning of rule 1-02 under Regulation S-X promulgated by the Securities and Exchange Commission.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which at least a majority of the outstanding equity interests having ordinary voting power is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person, or (c) one or more Subsidiaries of such Person.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After the master partnership’s proposed equity offering, an affiliate of the master partnership’s general partner will own 53,256,122 common units and 33,093,878 subordinated units representing an approximate 80% limited partner interest in the master partnership. In addition, the master partnership’s general partner will continue to own the 2% general partner interest in the master partnership and all of the incentive distribution rights in the master partnership.

Distributions and Payments to the Master Partnership’s General Partner and Its Affiliates

The master partnership’s general partner and its affiliates are reimbursed for expenses incurred on our and the master partnership’s behalf, including overhead allocated to us by Loews in amounts allowable consistent with accounting and allocation methodologies generally permitted by FERC for rate-making purposes and past business practices. The master partnership’s partnership agreement provides that its general partner determines the amount of these expenses.

Agreements Governing the Formation of the Master Partnership and its IPO

We, the master partnership, its general partner, our subsidiaries and other subsidiaries of Loews entered into various documents and agreements that effected the master partnership’s formation transactions and the application of the proceeds of the IPO. These agreements are not the result of arm’s-length negotiations, and they and the transactions that they provide for are not and may not be effected on terms at least as favorable to the parties to these agreements as could have been obtained from unaffiliated third parties.

Service Agreements

Loews provides a variety of corporate services to us and our subsidiaries under Service Agreements. Services provided by Loews include, among others, information technology, tax, risk management, internal audit and corporate development services. Loews charges us based on the actual time spent by Loews personnel performing these services, plus related expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the units of the master partnership by beneficial owners of 5% or more of the common or subordinated units, by each director and named officer of the master partnership’s general partner and by all directors and executive officers of the master partnership’s general partner as a group.

Name of Beneficial Owner	Common Units to be Beneficially Owned		Percentage of Common Units to be Beneficially Owned (4)	Subordinated Units to Be Beneficially Owned	Percentage of Subordinated Units to Be Beneficially Owned	Percentage of Total Units to Be Beneficially Owned (4)
Boardwalk Pipelines Holding Corp. (1)	53,256,122		78.0%	33,093,878	100%	85.2%
Loews Corporation (2)	53,256,122		78.0%	33,093,878	100%	85.2%
Rolf A. Gafvert	—		—	—	—	—
H. Dean Jones II	—		—	—	—	—
Jamie L. Buskill	—		—	—	—	—
Arthur L. Rebell	36,583		*	—	—	—
Steven A. Barkauskas	—		—	—	—	—
Thomas E. Hyland	5,500		*	—	—	—
Mark L. Shapiro	10,500		*	—	—	—
Andrew H. Tisch	18,550	(3)	*	—	—	—
Jonathan E. Nathanson	10,000		—	—	—	—
All directors and executive officers as a group (9 persons)	62,583		*	—	—	—

(*)	Less than one percent (1%).
(1)	The address of BPHC is 3800 Frederica Street, Owensboro, Kentucky 42301.
(2)	Loews Corporation is the parent company of BPHC and may, therefore, be deemed to beneficially own the units held by BPHC. The address of Loews is 667 Madison Avenue, New York, New York 10021.
(3)	Represent one quarter of the number of units owned by a general partnership in which a one-quarter interest is held by a trust of which Mr. Tisch is managing trustee.
(4) Does not reflect the proposed offering of common units by the master partnership.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain United States federal income tax considerations and, in the case of non-U.S. holders (as defined below), certain estate tax considerations, that may be relevant to the acquisition, ownership and disposition of the notes by an initial beneficial owner of the notes who purchases the notes for cash at their issue price (the first price at which a substantial amount of the notes is sold for money to the public, not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who holds the notes as capital assets (generally property held for investment). This discussion is based upon the provisions of the Code, applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (or the IRS) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal tax consequences of acquiring, holding or disposing of the notes.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of holders that may be subject to special rules, such as:

•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that are partnerships or other pass-through entities or holders of interests therein;

•	expatriates and certain former citizens or long-term residents of the United States;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or

•	persons who hold the notes as a position in a hedging, integrated, conversion or constructive sale transaction, a straddle or other risk reduction transaction.

This discussion also does not address any tax considerations arising under the laws of any foreign, state, local, or other jurisdiction.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisor.

Investors considering the purchase of notes are encouraged to consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the applicability and effect of state, local or foreign tax laws and tax treaties.

Tax Consequences to U.S. Holders

You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Interest on the Notes

Interest on a note generally will be includable in your income as ordinary income at the time the interest is received or accrued, in accordance with your regular method of accounting for United States federal income tax purposes.

Certain debt instruments that provide for one or more contingent payments are subject to Treasury Regulations governing contingent payment debt instruments. A payment is not treated as a contingent payment under these regulations if, as of the issue date of the debt instrument, the likelihood that such payment will be made is remote. In certain circumstances (see “Description of the Notes—Optional Redemption”), we may pay amounts on the notes that are in excess of the stated interest or principal of the notes. We intend to take the position that the possibility that any such payment will be made is remote so that such possibility will not affect the timing or amount of interest income that you recognize unless and until any such payment is made. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position to the IRS in the manner that is required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS. It is possible that the IRS might take a different position from that described above, in which case the timing, character and amount of taxable income in respect of the notes may be different from that described herein.

Sale, Exchange or Redemption of the Notes

You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note. This gain or loss will equal the difference between your adjusted tax basis in the note and the proceeds you receive, excluding any proceeds attributable to accrued interest which will be recognized as ordinary interest income to the extent you have not previously included the accrued interest in income. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in the note will generally equal the amount you paid for the note less any principal payments received. The gain or loss will be long-term capital gain or loss if you held the note for more than one year. Long-term capital gains of individuals, estates and trusts currently are taxed a maximum rate of 15%. The deductibility of capital losses may be subject to limitation.

Information Reporting and Backup Withholding

Information reporting will apply to payments of interest and principal on, or the proceeds of the sale or other disposition of, notes held by you, and backup withholding (currently at a rate of 28%) may apply unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you provide the required information or appropriate claim form to the IRS.

Tax Consequences to Non-U.S. Holders

You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes (other than a partnership or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and you are not a U.S. holder.

Interest on the Notes

Payments to you of interest on the notes generally will be exempt from withholding of U.S. federal income tax if such interest is not effectively connected with your conduct of a trade or business in the United States, you properly certify as to your foreign status as described below, and:

•	you do not own, actually or constructively, 10% or more of our capital or profits interests;

•	you are not a “controlled foreign corporation” for United States federal income tax purposes that is related directly or indirectly to us; and

•	you are not a bank receiving interest on an extension of credit made in the ordinary course of your trade or business.

The exemption from withholding and several of the special rules for non-U.S. holders described below generally apply only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty, or the payments of interest are effectively connected with your conduct of a trade or business in the United States and you meet the certification requirements described below. See “Income or Gain Effectively Connected With a U.S. Trade or Business.”

Sale or Other Taxable Disposition of Notes

You generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:

•	the gain is effectively connected with the conduct by you of a U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment in the United States); or

•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

Income or Gain Effectively Connected With a U.S. Trade or Business

The preceding discussion of the tax consequences of the purchase, ownership and disposition of notes by you generally assumes that you are not engaged in a U.S. trade or business. If any interest on the notes or gain from the sale, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you, (and in the case of an applicable treaty, attributable to your permanent establishment in the United States) then the income or gain generally will be subject to U.S. federal income tax at regular graduated income tax rates, but will not be subject to withholding tax if certain certification requirements are satisfied. If you are eligible for the benefits of a tax treaty between the United States and your country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by you in the United States. If you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business (and, in the case of an applicable tax treaty, attributable to your permanent establishment in the United States) also may be subject to a “branch profits tax” at a 30% rate, although an applicable tax treaty may provide for a lower rate. You can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us, or our paying agent.

Certain U.S. Federal Estate Tax Considerations

If you are an individual and interest on the notes is exempt from withholding under the rules described above in “Interest on the Notes,” the notes will not be included in your estate for U.S. federal estate tax purposes.

Information Reporting and Backup Withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you.

United States backup withholding tax generally will not apply to payments of interest and principal on a note to you if the statement described above in “Tax Consequences to Non-U.S. Holders—Interest on the Notes” is duly provided by you or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a United States person.

Payment of the proceeds of a sale of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the sale of a note effected outside the United States by such a broker if it:

•	is a United States person;

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Any amount withheld under the backup withholding rules may be credited against your U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

UNDERWRITING

                                                          are acting as representatives of the underwriters named below. We the master partnership and the general partner of the master partnership have entered into an underwriting agreement, dated                     , 2006, with the underwriters pursuant to which, on the terms and subject to the conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters, severally and not jointly, have agreed to purchase from us, the principal amount of notes listed opposite their names below:

Underwriter	Principal Amount of Notes

Total	$250,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase the notes included in this offering is subject to customary conditions. The underwriters have agreed to purchase all of the notes if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters initially propose to offer the notes to the public at the public offering price set forth on the cover page of this prospectus and may offer the notes to certain dealers at a price that represents a concession not in excess of       % of the principal amount per note. The underwriters may allow, and those dealers may reallow, a concession to certain other broker/dealers not in excess of       % of the principal amount per note. After the initial offering of the notes to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table shows the underwriting discount to be paid by us to the underwriters in connection with this offering.

	Per Note	Total
Underwriting discount paid by us	%	$

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue any market making at any time without notice. Accordingly, we cannot assure you as to the liquidity of the trading market for the notes. The notes will not be listed on any securities exchange or included in any automated quotation system.

We, the master partnership and the general partner of the master partnership have agreed to indemnify the underwriters against certain civil liabilities relating to the offering, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that may be required to be made in respect of any of these liabilities.

We estimate that our total expenses for this offering, excluding underwriting discounts and commissions, will be $1.0 million.

                     and the other underwriters and their related entities have engaged and may in the future engage in commercial banking, investment banking or financial advisory transactions with us, the master partnership, our affiliates and Loews in the ordinary course of their business. Such underwriters and their affiliates have received customary compensation and expenses for these commercial banking, investment banking or financial advisory transactions.

The notes are offered for sale only in those jurisdictions where it is legal to offer them.

LEGAL

The validity of the notes will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters relating to the offering of the notes will be passed upon for the underwriters by Andrews Kurth LLP.

EXPERTS

The consolidated financial statements and related financial statement schedule of Boardwalk Pipeline Partners, LP and subsidiaries as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 and the period May 17, 2003 through December 31, 2003, included and incorporated in this prospectus by reference from the Boardwalk Pipeline Partners, LP’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to a change in Boardwalk Pipelines, LP tax status), which is included and incorporated herein by reference, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of Boardwalk GP, LP as of December 31, 2005 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, appearing herein and is so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statements of operations, stockholder’s equity and cash flows and the related financial statement schedule of Texas Gas Transmission, LLC for the period January 1, 2003 through May 16, 2003, included and incorporated in this prospectus by reference from the Boardwalk Pipeline Partners, LP’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included and incorporated herein by reference, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statements of operations, changes in partner capital and cash flows of Gulf South Pipeline Company, LP for the period January 1, 2004 through December 28, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statement of operations, changes in partner capital and cash flows of Gulf South Pipeline Company, LP for the year ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the notes. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the notes offered in this prospectus, we encourage you to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

The master partnership’s internet website is located at http://www.boardwalkpipelines.com. The master partnership makes available free of charge, through its website, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such material with the Securities and Exchange Commission. These documents are also available at the SEC’s website at http://www.sec.gov. Additionally, copies of these documents, excluding exhibits, may be requested at no cost, by contacting Investor Relations, Boardwalk Pipeline Partners, LP, 3800 Frederica Street, Owensboro, Kentucky, 42301.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows the master partnership to “incorporate by reference” the information the master partnership has filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

The documents listed below are incorporated by reference in this prospectus.

•	Boardwalk Pipeline Partners, LP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

•	Boardwalk Pipeline Partners, LP’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2006 and March 31, 2006.

•	Boardwalk Pipeline Partners, LP’s Current Reports on Form 8-K filed July 28, 2006, July 5, 2006, April 28, 2006 and September 25, 2006.

You may read and copy any materials the master partnership files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The master partnership’s SEC reports are also available at the SEC’s website on the internet at http://www.sec.gov. You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling the master partnership at the following address:

Boardwalk Pipeline Partners, L.P.

Attn: Investor Relations

3800 Frederica Street

Owensboro, Kentucky 42301

(270) 926-8686

Copies of these filings are also available, without charge, on the master partnership’s website at http://www.boardwalkpipelines.com.

If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

FORWARD-LOOKING STATEMENTS

Some of the information contained in or incorporated by reference in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus or incorporated by reference herein. The risk factors and other factors noted throughout this prospectus or incorporated by reference herein could cause our actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that certain statements contained in or incorporated by reference in this prospectus as well as some statements in periodic press releases and some oral statements made by our officials and our subsidiaries during presentations about us, are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 (Act).

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those anticipated or projected. These risks and uncertainties include, among others:

•	The gas transmission and storage operations of our subsidiaries are subject to FERC rate-making policies that could have an adverse impact on our ability to recover the full cost of operating our pipelines, including a reasonable return.

•	The impact of hurricanes or other natural disasters could have a material adverse effect on our business, financial condition and results of operations because some of our damages may not be covered by insurance.

•	We are subject to laws and regulations relating to the environment and pipeline operations which may expose us to significant costs, liabilities and loss of revenues. Any changes in such regulations or their application could negatively affect our results of operations.

•	Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

•	Because of the natural decline in gas production from existing wells, our success depends on our ability to obtain access to new sources of natural gas, which is dependent on factors beyond our control. Any decrease in supplies of natural gas in our supply areas could adversely affect our business and operating results.

•	Successful development of LNG import terminals in the eastern or northeastern United States could reduce the demand for our services.

•	We may not be able to maintain or replace expiring gas transportation and storage contracts at favorable rates.

•	We depend on certain key customers for a significant portion of our revenues. The loss of any of these key customers could result in a decline in our revenues.

•	Significant changes in natural gas prices could affect supply and demand, reducing system throughput and adversely affecting our revenues.

•	We may not complete projects, including growth or expansion projects, that we commence, or we may complete projects on materially different terms or timing than anticipated and we may not be able to achieve the intended benefits of any such project, if completed.

Developments in any of these areas could cause our results to differ materially from results that have been or may be anticipated or projected. Forward-looking statements speak only as of the date of this prospectus or, in the case of forward-looking statements contained in any document incorporated by reference, the date of such document and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

INDEX TO FINANCIAL STATEMENTS

BOARDWALK PIPELINE PARTNERS, LP AND TEXAS GAS TRANSMISSION, LLC HISTORICAL FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets of as December 31, 2005 and 2004	F-4
Consolidated Statements of Income for the Years Ended December 31, 2005 and 2004 and the periods January 1, 2003 through May 16, 2003 and May 17, 2003 through December 31, 2003	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2004 and the periods January 1, 2003 through May 16, 2003 and May 17, 2003 through December 31, 2003	F-7

Consolidated Statements of Changes in Stockholder’s Equity, Member’s Equity and Partners’ Capital and Comprehensive Income for the Years Ended December 31, 2005 and 2004 and the periods January 1, 2003 through May 16, 2003 and May 17, 2003 through December 31, 2003

F-8
Notes to Consolidated Financial Statements	F-9
BOARDWALK PIPELINE PARTNERS, LP UNAUDITED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets of as June 30, 2006 and December 31, 2005	F-41
Condensed Consolidated Statements of Income for the Six Months Ended June 30, 2006 and 2005	F-43
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2006 and 2005	F-44
Condensed Consolidated Statements of Changes in Member’s Equity and Partners’ Capital and Comprehensive Income for the Six Months Ended June 30, 2006 and 2005	F-45
Notes to Condensed Consolidated Financial Statements	F-46
GULF SOUTH PIPELINE COMPANY, LP HISTORICAL FINANCIAL STATEMENTS
Independent Auditors’ Report	F-57
Report of Independent Auditors	F-58
Statements of Operations for the Year Ended December 31, 2003 and the period January 1, 2004 through December 28, 2004	F-59
Statements of Changes in Partner Capital for the Year Ended December 31, 2003 and the period January 1, 2004 through December 28, 2004	F-60
Statements of Cash Flows for the Year Ended December 31, 2003 and the period January 1, 2004 through December 28, 2004	F-61
Notes to Financial Statements	F-62
BOARDWALK GP, LP HISTORICAL CONSOLIDATED BALANCE SHEET
Report of Independent Registered Public Accounting Firm	F-69
Consolidated Balance Sheet as of December 31, 2005	F-70
Notes to Consolidated Balance Sheet	F-72
BOARDWALK GP, LP UNAUDITED HISTORICAL CONDENSED CONSOLIDATED BALANCE SHEET
Condensed Consolidated Balance Sheet as of June 30, 2006	F-93
Notes to Condensed Consolidated Balance Sheet	F-95

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Boardwalk GP, LLC and the Partners of Boardwalk Pipeline Partners, LP

We have audited the accompanying consolidated balance sheets of Boardwalk Pipeline Partners, LP and subsidiaries (the “Partnership”) as of December 31, 2005 and 2004 and the related consolidated statements of income, member’s equity and partners’ capital and comprehensive income, and cash flows for the years ended December 31, 2005 and 2004 and the period May 17, 2003 through December 31, 2003. Our audits also included the financial statement schedule included in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Boardwalk Pipeline Partners, LP and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004 and the period May 17, 2003 through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the accompanying financial statements reflect a change in the Partnership’s tax status.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 13, 2006 (September 29, 2006 as to Note 11)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of

Directors and Member of Texas Gas Transmission, LLC

We have audited the accompanying statements of operations, stockholder’s equity, and cash flows of Texas Gas Transmission, LLC (formerly Texas Gas Transmission Corporation) (the “Company”) for the period January 1, 2003 through May 16, 2003. Our audit also included the financial statement schedule included in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period January 1, 2003 through May 16, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 13, 2006

BOARDWALK PIPELINE PARTNERS, LP

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

	December 31,
	2005	2004
ASSETS
Current Assets:
Cash and cash equivalents	$65,792	$16,518
Receivables, net:
Trade	59,115	45,662
Other	5,564	26,978
Gas Receivables:
Transportation and exchange	29,557	34,294
Storage	12,576	13,948
Inventories	15,881	14,182
Costs recoverable from customers	3,560	2,611
Deferred income taxes	—	13,390
Gas stored underground	6,500	3,534
Prepaid expenses and other current assets	7,720	7,225

Total current assets	206,265	178,342

Property, Plant and Equipment:
Natural gas transmission plant	1,772,483	1,676,729
Other natural gas plant	213,136	215,195

	1,985,619	1,891,924
Less—accumulated depreciation and amortization	118,213	49,801

Property, plant and equipment, net	1,867,406	1,842,123

Other Assets:
Goodwill	163,474	163,474
Gas stored underground	169,177	149,872
Deferred income taxes	—	46,206
Costs recoverable from customers	43,960	35,984
Advances to affiliates, non-current	—	41,812
Other	15,209	14,327

Total other assets	391,820	451,675

Total Assets	$2,465,491	$2,472,140

The accompanying notes are an integral part of these consolidated financial statements.

BOARDWALK PIPELINE PARTNERS, LP

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

	December 31,
	2005	2004
LIABILITIES, MEMBER’S EQUITY AND PARTNERS’ CAPITAL
Current Liabilities:
Payables:
Trade	$20,433	$21,135
Affiliates	835	1,659
Other	3,681	6,251
Gas Payables:
Transportation and exchange	14,710	25,422
Storage	27,559	28,296
Accrued taxes other	16,004	10,523
Accrued interest	17,996	5,241
Accrued payroll and employee benefits	29,028	25,796
Current note payable	42,100	—
Other current liabilities	29,941	37,733

Total current liabilities	202,287	162,056

Long—Term Debt	1,101,290	1,106,135

Other Liabilities and Deferred Credits:
Postretirement benefits	32,413	28,001
Asset retirement obligation	14,074	3,254
Provision for other asset retirement	33,212	29,700
Other	93,541	50,067

Total other liabilities and deferred credits	173,240	111,022

Commitments and Contingencies (Note 3)	—	—
Member’s Equity and Partners’ Capital:
Common units—68,256,122 common units issued and outstanding	705,609	—
Subordinated units—33,093,878 units issued and outstanding	266,578	—
General partner’s units—2,068,367 units issued and outstanding	16,661	—
Paid-in capital	—	1,071,651
Member’s equity	—	21,276
Accumulated other comprehensive loss	(174)	—

Total member’s equity and partners’ capital	988,674	1,092,927

Total Liabilities, Member’s Equity and Partners’ Capital	$2,465,491	$2,472,140

The accompanying notes are an integral part of these consolidated financial statements.

BOARDWALK PIPELINE PARTNERS, LP

CONSOLIDATED STATEMENTS OF INCOME

(Thousands of Dollars, except earnings per unit and number of units)

	Boardwalk Pipeline Partners			Predecessor
	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Period May 17 through December 31, 2003	For the Period January 1 through May 16, 2003
Operating Revenues:
Gas transportation	$526,574	$253,488	$138,693	$111,622
Gas storage	21,667	7,289	2,435	814
Other	12,225	2,844	1,732	1,011

Total operating revenues	560,466	263,621	142,860	113,447

Operating Costs and Expenses:
Operation and maintenance	174,641	48,336	25,430	16,097
Administrative and general	78,752	52,535	29,646	13,642
Depreciation and amortization	72,078	33,977	20,544	16,092
Taxes other than income taxes	27,361	19,044	10,690	6,077
Net gain on disposal of operating assets	(7,846)	—	—	(30)

Total operating costs and expenses	344,986	153,892	86,310	51,878

Operating Income	215,480	109,729	56,550	61,569

Other (Income) Deductions:
Interest expense, net	58,589	29,729	19,368	7,392
Interest income from affiliates	(2,186)	(375)	(21)	(1,965)
Miscellaneous other income	(1,444)	(783)	(352)	(719)

Total other deductions	54,959	28,571	18,995	4,708

Income before income taxes	160,521	81,158	37,555	56,861
Provision for income taxes *	—	—	—	22,387
Charge-in-lieu of income taxes *	49,494	32,333	15,104	—
Elimination of cumulative deferred taxes *	10,102	—	—	—

Net Income *	$100,925	$48,825	$22,451	$34,474

*  Results of operations for the year ended December 31, 2005, reflect a change in the tax status associated with Boardwalk Pipeline Partners and Boardwalk Pipelines, coincident with the initial public offering. Accordingly, Boardwalk Pipeline Partners has recorded a charge-in-lieu of income taxes for the period January 1, 2005 through the date of the offering and has recorded no income taxes thereafter. Pursuant to the change in tax status, Boardwalk Pipeline Partners also eliminated its balance of accumulated deferred income taxes at the date of the offering (as presented in line item, “Elimination of cumulative deferred taxes”). See Note 2 to the consolidated financial statements for additional information.

Calculation of limited partners’ interest in net income:
Net income to partners (November 15-December 31, 2005)	$35,992
Less general partner’s interest in net income	720

Limited partners’ interest in net income	$35,272

Net income per limited partners’ unit:
Common units and subordinated units	$0.35

Weighted-average number of limited partners units outstanding:
Common units	68,256,122
Subordinated units	33,093,878

The accompanying notes are an integral part of these consolidated financial statements.

BOARDWALK PIPELINE PARTNERS, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of Dollars)

	Boardwalk Pipeline Partners			Predecessor
	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Period May 17, 2003 through December 31, 2003	For the Period January 1, 2003 through May 16, 2003
OPERATING ACTIVITIES:
Net income	$100,925	$48,825	$22,451	$34,474
Adjustments to reconcile to cash provided from (used in) operations:
Depreciation and amortization	72,078	33,977	20,544	16,092
Amortization of acquired executory contracts	(9,630)	—	—	—
Provision for deferred income taxes	54,682	43,428	19,962	5,494
Net gain on sale of operating assets	(7,846)	—	—	(30)
Changes in operating assets and liabilities, net assets and liabilities acquired:
Receivables	(21,147)	(9,777)	10,378	(27,426)
Inventories	(1,699)	(217)	73	(22)
Affiliates	(824)	(341)	473	(7,550)
Other current assets	(3,669)	6,320	(3,126)	5,004
Accrued income taxes due affiliate	—	—	—	(11,306)
Accrued and deferred income taxes	4,908	(10,996)	(5,347)	—
Payables and accrued liabilities	43,788	(9,532)	32,474	(4,196)
Other, including changes in noncurrent assets and liabilities	(12,852)	2,729	(36,359)	27,196

Net cash provided by operating activities	218,714	104,416	61,523	37,730

INVESTING ACTIVITIES:
Capital expenditures, net	(82,955)	(41,920)	(34,749)	(43)
Proceeds from sale of operating assets	4,725	—	—	—
Proceeds from insurance reimbursements	4,177	—	—	—
Advances to affiliates, net	(28,252)	(32,194)	(3,968)	(37,964)
Investment in Texas Gas	—	—	(803,748)	—
Investment in Gulf South, net of cash and working capital adjustment receivable	—	(1,111,411)	—	—

Net cash used in investing activities	(102,305)	(1,185,525)	(842,465)	(38,007)

FINANCING ACTIVITIES:
Proceeds from notes payable	42,100	—	—	—
Payments of notes payable	(250,000)	—	—	—
Proceeds from long-term debt	569,369	575,000	706,918	—
Payment of long-term debt	(575,000)	(17,285)	(407,715)	—
Dividends	(131,686)	(30,000)	(20,000)	—
Capital contribution from parent	6,684	550,741	520,910	—
Proceeds from sale of common units net of related transaction costs	271,398	—	—	—

Net cash provided by (used in) financing activities	(67,135)	1,078,456	800,113	—

Increase (decrease) in cash and cash equivalents	49,274	(2,653)	19,171	(277)
Cash and cash equivalents at beginning of period	16,518	19,171	—	277

Cash and cash equivalents at end of period	$65,792	$16,518	$19,171	$—

The accompanying notes are an integral part of these consolidated financial statements.

BOARDWALK PIPELINE PARTNERS, LP

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY,

MEMBER’S EQUITY AND PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME

(Thousands of Dollars, except units)

	Paid in Capital	Retained Earnings	Accumulated Other Comp Income (Loss)	Comprehensive Income	Common Stock	Common Units	Subordinated Units	General Partner Units	Total Partners’ Capital
Predecessor
Balance January 1, 2003	$630,608	$101,070	—	—	$1	—	—	—	—
Add (deduct):
Net income	—	34,474	—	$34,472	—	—	—	—	—
Non-cash dividend	—	(29,022)	—	—	—	—	—	—	—

Balance May 16, 2003	$630,608	$106,522	—	$34,472	$1	—	—	—	—

Boardwalk Pipelines, LP
Balance May 16, 2003	—	—	—	—	—	—	—	—	—
Add (deduct):
Capital contribution	$520,910	—	—	—	—	—	—	—	—
Net income	—	$22,451	—	$22,451	—	—	—	—	—
Dividends paid	—	(20,000)	—	—	—	—	—	—	—

Balance January 1, 2004	$520,910	$2,451	—	$22,451	—	—	—	—	—

Add (deduct):
Capital contribution	550,741	—	—	—	—	—	—	—	—
Net income	—	48,825	—	$48,825	—	—	—	—	—
Dividends paid	—	(30,000)	—	—	—	—	—	—

Balance December 31, 2004	$1,071,651	$21,276	—	$48,825	—	—	—	—	—

Add (deduct):									—
Net income	—	64,933	—	$64,933	—	—	—	—	—
Capital contribution	6,684	—	—	—	—	—	—	—	—
Dividends paid	—	(233,087)	—	—	—	—	—	—	—
Other comprehensive income, net of tax	—	—	$287	287	—	—	—	—	—
Elimination of deferred taxes on accumulated other comprehensive income	—	—	64	—	—	—	—	—	—

Balance November 15, 2005	$1,078,335	$(146,878)	$351	$65,220	—	—	—	—	—

Boardwalk Pipeline Partners, LP
Add (deduct):
Capital contribution, including assumption of debt of $250.0 million (53,256,122 common units, 33,093,878 subordinated units and 2,068,367 general partner units)	—	—	$351	—	—	$410,456	$255,061	$15,941	$681,809
Sale of common units, net of related transaction costs (15,000,000 units)	—	—	—	—	—	271,398	—	—	271,398
Other comprehensive loss	—	—	(525)	$(525)	—	—	—	—	(525)
Net income	—	—	—	35,992	—	23,755	11,517	720	35,992

Balance December 31, 2005	—	—	$(174)	$35,467	—	$705,609	$266,578	$16,661	$988,674

The accompanying notes are an integral part of these consolidated financial statements.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Corporate Structure

Boardwalk Pipeline Partners, LP is a Delaware limited partnership formed in 2005 to own and operate the business conducted by Boardwalk Pipelines, LP and its subsidiaries, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP. The ownership of each of these entities is described below:

•	“BGL” refers to Boardwalk GP, LLC, the general partner of Boardwalk GP;

•	“Boardwalk GP” refers to Boardwalk GP, LP, the general partner of Boardwalk Pipeline Partners, LP;

•	“Boardwalk Pipeline Partners” refers to Boardwalk Pipeline Partners, LP;

•	“Boardwalk Pipelines” refers to Boardwalk Pipelines, LP (formerly Boardwalk Pipelines, LLC);

•	“BPHC” refers to Boardwalk Pipelines Holding Corp, wholly owned by Loews;

•	“Gulf South” refers to Gulf South Pipeline Company, LP;

•	“Loews” refers to Loews Corporation;

•	“general partner” refers collectively to Boardwalk GP and BGL; and

•	“Texas Gas” refers to Texas Gas Transmission, LLC.

On November 15, 2005, Boardwalk Pipeline Partners sold 15 million common units in an underwritten initial public offering (IPO), the net proceeds of which were approximately $271.4 million. Boardwalk Pipeline Partners used the net proceeds from the IPO to repay $250.0 million of indebtedness to Loews, and provide $21.4 million of additional working capital to its subsidiaries. The common units sold in the IPO represent approximately 14.5% of the outstanding equity of Boardwalk Pipeline Partners, which includes common units, subordinated units, and a 2% general partner interest. All of the common and subordinated units, other than the common units sold in the IPO, are held by BPHC. Boardwalk GP holds the 2% general partner interest and all of the incentive distribution rights. Boardwalk Pipeline Partners is traded under the symbol “BWP” on the New York Stock Exchange (NYSE).

On May 16, 2003, Boardwalk Pipelines acquired all of the capital stock of Texas Gas Transmission Corporation for $804 million (TG-Acquisition). Texas Gas subsequently converted from a corporation to a limited liability company. Because Boardwalk Pipeline Partners had no assets or operations prior to Boardwalk Pipelines’ acquisition of Texas Gas, the financial statements of Texas Gas prior to the formation of Boardwalk Pipelines are presented herein as predecessor (Predecessor) financial statements.

On December 29, 2004, Boardwalk Pipelines acquired Gulf South from Entergy-Koch, LP for $1.1 billion, subject to certain working capital adjustments (GS-Acquisition). The results and financial position of Gulf South have been included in the consolidated financial statements from the date of the GS-Acquisition. The GS-Acquisition was funded with a $575 million term loan (Interim Loan) and a capital contribution from BPHC. In January 2005, Gulf South issued $275 million aggregate principal amount of its 5.05% notes due 2015 and Boardwalk Pipelines issued $300 million aggregate principal amount of its 5.50% notes due 2017. The net proceeds of these two offerings were used to repay the Interim Loan.

Basis of Presentation

In connection with the consummation of the IPO, BPHC contributed all of the equity interests of Boardwalk Pipelines to Boardwalk Pipeline Partners. This contribution was accounted for as a transfer of assets between entities under common control in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Therefore, the results of Boardwalk Pipelines prior to November 15, 2005, have been

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

combined with the results of Boardwalk Pipeline Partners subsequent to November 15, 2005, as the consolidated results of Boardwalk Pipeline Partners. The period prior to 2005 represent the financial position and results of Boardwalk Pipelines and the Predecessor. Results of operations for the year ended December 31, 2005, reflect a change in the tax status associated with Boardwalk Pipeline Partners and Boardwalk Pipelines, coincident with the IPO. Accordingly, Boardwalk Pipeline Partners has recorded a charge-in-lieu of income taxes for the period January 1, 2005 through the date of the offering and has recorded no income taxes thereafter. Pursuant to the change in tax status, Boardwalk Pipeline Partners also eliminated its balance of accumulated deferred income taxes at the date of the offering as presented in Elimination of cumulative deferred taxes. See Note 2 in these Notes to Consolidated Financial Statements for additional information.

As discussed above, Boardwalk Pipelines was formed to acquire Texas Gas. Because Boardwalk Pipeline Partners had no assets or operations prior to Boardwalk Pipelines’ acquisition of Texas Gas, the financial statements of Texas Gas prior to the formation of Boardwalk Pipelines are presented herein as Predecessor financial statements. The Consolidated Statements of Income, Member’s Equity and Cash Flows of Boardwalk Pipeline Partners have been separated by a bold black line to separate the Predecessor financial statements from those of Boardwalk Pipeline Partners subsequent to the TG-Acquisition. The accompanying consolidated financial statements of Boardwalk Pipeline Partners and Predecessor were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The accompanying financial statements reflect the allocation of the purchase price resulting from the TG-Acquisition. An allocation of the purchase price was assigned to the assets and liabilities of Texas Gas, based on their estimated fair values in accordance with GAAP. As Texas Gas’ rates are regulated by the Federal Energy Regulatory Commission (FERC) and FERC does not allow recovery in rates of amounts in excess of original cost, in accordance with SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, Texas Gas’ historical net book value of regulatory related assets and liabilities are considered to be the fair value of those respective assets and liabilities. The excess purchase price above the historical net book value was allocated to goodwill. The accounting for the effects of the TG-Acquisition included recognizing unfunded benefit obligations related to postretirement benefits other than pensions and pension benefits with a corresponding offset to costs recoverable from customers, due to the probable future rate recovery of these costs.

Boardwalk Pipeline Partners made an allocation of the purchase price in connection with the GS-Acquisition for the determination of fair value with respect to PPE, as well as gas in storage. An allocation of the purchase price, which was finalized in December 2005, was assigned to the assets and liabilities of Gulf South, based on their estimated fair values using management’s analyses with consideration of external valuations. These adjustments to the purchase price in 2005 included an increase in PPE of $25.8 million, a working capital adjustment of $4.7 million and payment of miscellaneous acquisition expenses of $0.2 million.

As discussed in Note 2 herein, Gulf South does not apply the provisions of SFAS No. 71. Accordingly, the purchase price allocation reflected below does not necessarily consider the book value of assets and liabilities to be the fair value of those respective assets and liabilities.

Current assets	$71,283
Property, plant and equipment	1,159,251
Other non-current assets	28,319
Current liabilities	(84,273)
Other liabilities and deferred credits	(53,153)

$1,121,427

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited pro forma financial information is presented as if Gulf South and Texas Gas had been acquired as of the beginning of each period presented. The pro forma amounts include certain adjustments, including depreciation expense based on the allocation of purchase price to property, plant and equipment (PPE); adjustment of interest expense to reflect the issuance of debt by Texas Gas, Gulf South and Boardwalk Pipelines; and the related tax effect of these items.

	(unaudited)
	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Operating revenues	$504,471	$468,046
Income before income taxes	121,598	75,182
Net income	73,525	45,297

The pro forma information does not necessarily reflect the actual results that would have occurred had the companies been combined during the periods presented, nor is it necessarily indicative of future results of operations.

Note 2: Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include Boardwalk Pipeline Partners’ accounts and those of its wholly-owned subsidiaries, Boardwalk Pipelines, Texas Gas, and Gulf South after elimination of intercompany transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. On an ongoing basis, Boardwalk Pipeline Partners evaluates its estimates, including those related to revenues subject to refund, bad debts, materials and supplies obsolescence, investments, intangible assets, goodwill, property and equipment and other long-lived assets, workers’ compensation insurance, pensions and other post-retirement and employment benefits, contingent liabilities and, prior to converting to a limited partnership, charge-in-lieu of income taxes. Boardwalk Pipeline Partners bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Segment Information

Boardwalk Pipeline Partners operates in one reportable segment—gas transportation and integrated underground gas storage. This segment consists of interstate natural gas pipeline systems originating in the Gulf Coast area and running north and east through Texas, Louisiana, Arkansas, Mississippi, Alabama, Florida, Tennessee, Kentucky, Indiana, Ohio and Illinois, with 13,470 miles of pipelines. The Predecessor financial statements reflect the results of Texas Gas, which also operated as one segment.

Cash and Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid investments with an original maturity of three months or less.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Management

Under the cash management program, depending on whether a participating subsidiary has short-term cash surpluses or cash requirements, Boardwalk Pipeline Partners either provides cash to the subsidiary or the subsidiary provides cash to Boardwalk Pipeline Partners.

Inventories

Inventories consisting of materials and supplies are carried at the lower of average cost or market less an allowance for obsolescence.

Gas in Storage and Gas Receivables/Payables

Both Texas Gas and Gulf South have underground gas in storage which is utilized for system management and operational balancing, as well as for certain tariff services including firm, interruptible and no-notice storage services and parking and lending (PAL) services. Consistent with the above, certain of these volumes are necessary to provide storage services which allow third parties to store their own natural gas in the pipelines’ underground facilities. Additionally, in the course of providing transportation and storage services to customers, the pipelines may receive different quantities of gas from shippers and operators than the quantities delivered on behalf of those shippers and operators. Transportation or contractual imbalances are repaid or recovered in cash or through the receipt or delivery of gas in the future. Settlement of imbalances requires agreement between the pipeline and shippers or operators as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions.

The accompanying consolidated financial statements reflect the balance of underground gas in storage, as well as the resulting activity relating to the services and balancing activity described above. Gas stored underground includes natural gas volumes owned by the pipelines, reduced by certain operational encroachments upon that gas. Since Texas Gas’ rates are regulated by FERC, in accordance with SFAS No. 71 Texas Gas records Gas stored underground at historical cost. For Gulf South, the carrying value of noncurrent Gas stored underground, exclusive of operational encroachments, is recorded at historical cost including certain purchase accounting adjustments required by GAAP. Current Gas stored underground represents retained fuel and excess working gas at Gulf South which is available for resale and is valued at the lower of weighted-average cost or market. Retained fuel is a component of Gulf South’s tariff structure and is recognized as transportation revenue at market prices in the month of retention. Customers can pay Gulf South’s fuel rate by making a cash payment or delivering gas.

Gas receivables and payables represent certain amounts attributable to system balancing and storage related tariff services. As discussed above, imbalances arise in the normal course of providing transportation and storage services to customers. Gas receivables and payables include volumes receivable from or payable to third parties in connection with the imbalance activity. For Texas Gas, these amounts are valued at the historical value of gas in storage, consistent with the regulatory treatment and the settlement history. For Gulf South, these receivables and payables are valued at market price.

Gas receivables and payables also reflect certain amounts of customer-owned gas at the Texas Gas facilities. Consistent with certain regulatory treatment prescribed by FERC as a result of risk of loss provisions included in its tariff, Texas Gas reflects an equal and offsetting receivable and payable for certain customer-owned gas in its facilities for certain storage and related services. The gas payables amount was valued at the historical cost of gas consistent with other Texas Gas balances, and was $34.8 million and $29.8 million at December 31, 2005 and 2004, respectively. Boardwalk Pipeline Partners does not reflect volumes held by Gulf South on behalf of others on its

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated Balance Sheets. As of December 31, 2005 and 2004, Gulf South held 32.9 billion cubic feet (Bcf) and 52.7 Bcf of gas owned by shippers, respectively and had loaned 0.1 Bcf and 2.2 Bcf of gas to shippers, respectively.

Average natural gas prices have increased dramatically in recent years. This rise in gas prices has materially increased credit risk related to gas loaned to customers. The amount of gas loaned out over the past 24 months at any one time to customers has ranged from a high of approximately 38 Bcf at April 30, 2005, to a low of approximately 4 Bcf at December 31, 2005. Assuming an average market price during December 2005 of $12.34 per million British thermal units (MMBtu), the market value of gas loaned out at December 31, 2005, would have been approximately $49.4 million. As of February 28, 2006, the amount of gas loaned out was approximately 18 Bcf and, assuming an average market price during February 2006 of $7.30 per MMBtu, the market value of that gas would be approximately $131.4 million. If any significant customer should have credit or financial problems resulting in a delay or failure to repay the gas they owe Boardwalk Pipeline Partners, this could have a material adverse effect on its financial condition, results of operations and cash flows.

Derivative Financial Instruments

In accordance with the Gulf South’s risk management policy, Gulf South utilizes natural gas futures, swap, and option contracts (collectively, “hedge contracts”) to hedge certain exposures to market price fluctuations on Gulf South’s anticipated purchases and sales of gas and anticipated cash for fuel reimbursement related to transportation revenues. These hedge contracts are reported at fair value in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. As of December 31, 2005, Gulf South had a liability of approximately $0.8 million related to the hedge contracts included in Other current liabilities and no related liability as of December 31, 2004. As of December 31, 2005 and 2004, Gulf South had an asset of approximately $0.6 million and $0.3 million, respectively related to the hedge contracts included in Prepaid expenses and other current assets on the Consolidated Balance Sheets. As of December 31, 2005, Gulf South had a deferred loss on cash flow hedges in Accumulated other comprehensive loss of $0.2 million. As of December 31, 2004, there was no deferred loss on cash flow hedges. Gulf South expects to reclassify the entire amount of accumulated other comprehensive loss to earnings by December 31, 2006.

The changes in fair value of the hedge contracts are expected to, and do, have a high correlation to changes in the anticipated purchase and sales prices of gas and therefore qualify for hedge accounting under SFAS No. 133. In addition, if the hedge contracts cease to have high correlation or if the anticipated purchase or sale is deemed no longer probable to occur, hedge accounting is terminated and the associated changes in the fair value of the derivative financial instruments are recognized in the related period on the Consolidated Statements of Income. No cash flow hedges were discontinued during 2005. The related gains and losses derived from changes in the fair value of hedge contracts are deferred as a component of Accumulated other comprehensive loss. These deferred gains and losses are recognized in the Consolidated Statements of Income when the hedged anticipated purchases or sales affect earnings. However, to the extent that the change in the fair value of the hedge contracts does not effectively offset the change in the fair value of the anticipated purchases or sales, the ineffective portion of the hedge contracts is immediately recognized. No ineffectiveness was recorded during 2005. During 2005, Gulf South reclassified approximately $2.6 million loss from Accumulated other comprehensive income, as a result of the hedged transactions affecting earnings. Additionally during 2005, Boardwalk Pipeline Partners recorded approximately $2.7 million as the change in the value of hedge contracts in Accumulated other comprehensive income.

Property, Plant and Equipment

PPE is recorded at its original cost of construction or fair value of the assets acquired. For Texas Gas, PPE as of the date of the TG-Acquisition is reflected at its historical cost. PPE as of the date of the GS-acquisition at

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gulf South has been reflected at estimated fair value, consistent with the results of an appraisal. Construction costs and expenditures for major renewals and improvements, which extend the lives of the respective assets, are capitalized.

Boardwalk Pipeline Partners evaluates long-lived assets for impairment when, in management’s judgment, events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is compared to the carrying value of the assets to determine whether an impairment has occurred. If an impairment of the carrying value has occurred, the amount of impairment recognized in the consolidated financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

Texas Gas’ depreciation is provided primarily on the straight-line method at FERC-prescribed rates over estimated useful lives of 5 to 56 years. Reflecting the application of composite depreciation, gains and losses from the ordinary sale and retirement of PPE generally do not impact net PPE on the Texas Gas system. Gulf South depreciates assets using the straight line method of depreciation over the respective useful lives of the assets, which range from 3 to 35 years. The ordinary sale or retirement of property in the Gulf South system could result in a gain or loss. Boardwalk Pipeline Partners’ depreciation and amortization expense for the years ended December 31, 2005 and 2004, was $72.1 million, $34.0 million, $20.5 million for post-TG-Acquisition in 2003 and the Predecessor recorded $16.1 million in 2003.

The following table represents Boardwalk Pipeline Partners’ PPE as of December 31, 2005 and 2004 (expressed in thousands):

Category	2005 Class Amount	Weighted- Average Useful Lives (Years)	2004 Class Amount	Weighted- Average Useful Lives (Years)
Depreciable plant:
Intangible	$10,776	30	$12,890	23
Gathering	88,852	19	91,330	19
Storage	155,717	46	129,294	50
Transmission	1,484,901	42	1,407,055	43
General	64,548	19	47,081	19

Total utility depreciable plant	1,804,794	41	1,687,650	41

Non-depreciable:
Land	9,470		9,318
Storage	85,393		94,258
Other	85,962		100,698

Total other	180,825		204,274

Total PPE	1,985,619		1,891,924
Less: accumulated depreciation	118,213		49,801

Total PPE, net	$1,867,406		$1,842,123

The non-transmission assets have weighted-average useful lives of 33 years as of December 31, 2005 and 2004. The gross non-transmission asset value was $309.4 million and $280.6 million as of December 31, 2005 and 2004, respectively. The non-depreciable assets and work in progress of $180.8 million and $204.3 million as of December 31, 2005 and 2004, respectively are not included in the calculation of the weighted-average useful lives.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment of Goodwill

As part of the allocation of the purchase price of the TG-Acquisition, the excess purchase price over the fair value of the assets and liabilities was allocated to goodwill. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires the evaluation of goodwill for impairment at least annually or more frequently if events and circumstances indicate that the asset might be impaired. The annual impairment test is performed on December 31.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the financial statements.

The purchase price allocation for the TG-Acquisition reflects the underlying assumption that the historical net book value of regulatory related assets and liabilities are considered to be the fair value of those respective assets and liabilities. The excess purchase price over the fair value of the assets and liabilities was allocated to goodwill. Texas Gas used a discounted cash flow model to estimate the fair value of its reporting unit, and that estimated fair value was compared to its carrying amount, including goodwill. The estimated fair value was in excess of the carrying amount at December 31, 2005, and therefore, resulted in no impairment.

Advances to Affiliates

Boardwalk Pipeline Partners makes advances to its subsidiaries and BPHC. It also receives advances from its subsidiaries. These advances are represented by demand notes. Advances are stated at historical carrying amounts. Interest income and expense is recognized on an accrual basis when collection is reasonably assured. The interest rate on intercompany demand notes is London Interbank Offered Rate (LIBOR) plus one percent and is adjusted each three-month period.

Regulatory Accounting

Texas Gas and Gulf South are regulated by FERC. SFAS No. 71 requires that rate-regulated public utilities that meet certain specified criteria account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates. Texas Gas applies SFAS No. 71. Therefore, certain costs and benefits are capitalized as regulatory assets and liabilities, respectively, based on expected recovery from customers or refund to customers in future periods. Gulf South does not apply SFAS No. 71. Certain services provided by Gulf South are market-based and competition in Gulf South’s market area often results in discounts from the maximum allowable cost-based rate such that SFAS No. 71 is not appropriate. Therefore, Gulf South does not record any regulatory assets or liabilities.

Boardwalk Pipeline Partners monitors the regulatory and competitive environment in which it operates to determine that the regulatory assets recorded at Texas Gas continue to be probable for recovery. If Boardwalk Pipeline Partners were to determine that all or a portion of these regulatory assets no longer met the criteria for continued application of SFAS No. 71, that portion which was not recoverable would be written off, net of any regulatory liabilities which would no longer be deemed refundable. The pipelines have various mechanisms whereby rates or surcharges are established and revenues are collected and recognized based on estimated costs. None of the regulatory assets shown below were earning a return as of December 31, 2005 and 2004.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts recorded as regulatory assets and liabilities in the Consolidated Balance Sheets as of December 31, 2005 and 2004, are summarized as follows (shown in thousands):

	2005	2004
Regulatory Assets:
Pension	$3,841	$128
Tax effect of AFUDC equity	7,236	6,526
Unamortized debt expense and premium on reacquired debt	12,701	13,699
Postretirement benefits other than pension	33,156	32,374
Fuel tracker	2,005	—
Imbalances/storage valuation tracker	1,283	—
Gas supply realignment costs	—	(432)

Total regulatory assets	$60,222	$52,295

Regulatory Liabilities:
Fuel tracker	$—	$917
System management/cashout tracker	—	77
Provision for asset retirement	33,212	29,700
Unamortized discount on long-term debt	(2,024)	(2,198)

Total regulatory liabilities	$31,188	$28,496

The tax effect of allowance for funds used during construction (AFUDC) equity represents amounts recoverable from rate payers for the tax effects created prior to the change in Boardwalk Pipelines’ tax status. The table above also includes amounts related to unamortized debt expense and unamortized discount on long-term debt. While these amounts are not regulatory assets and liabilities as defined by SFAS No. 71, they are a critical component of Texas Gas’ embedded cost of debt financing utilized in its rate proceedings. Certain amounts in the table are reflected as a negative, or a reduction, to be consistent with the manner in which Texas Gas records these items in its regulatory books of account.

Excise Taxes

Boardwalk Pipeline Partners may collect from customers certain excise taxes imposed by state or local governments upon customers. These amounts do not impact the Consolidated Statements of Income and are accumulated as a liability until remitted to the state or local taxing authority.

Acquired Executory Contracts

As a result of the GS-Acquisition, Boardwalk Pipeline Partners acquired certain shipper contracts at fair value. The below market valuation balance of $5.3 million as of December 31, 2005, included $4.0 million as a component of Other current liabilities and $1.3 million as a component of Other liabilities and deferred credits. These credits will be amortized over the life of the shipper contracts ranging from three months to three years. Amortization during year 2005 was $9.6 million. Amortization for the next three years is reflected below (expressed in millions):

2006	$4.0
2007	1.1
2008	0.2

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Asset Retirement Obligations

Boardwalk Pipeline Partners follows SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses accounting and reporting for legal asset retirement obligations (AROs) associated with the retirement of long-lived assets. SFAS No. 143 requires entities to record the fair value of a liability for an ARO during the period in which the liability is incurred, if a reasonable estimate of fair value can be made. The liability is reported at fair value and is adjusted in subsequent periods as accretion expense is recorded. Corresponding retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the useful life of the asset.

Texas Gas’ depreciation rates for utility plant are approved by FERC. The approved depreciation rates are comprised of two types: one based on economic service life (capital recovery) and one based on net costs of removal (negative salvage). Therefore, Texas Gas accrues estimated net costs of removal of long-lived assets through negative salvage expense. Accordingly, Texas Gas collects a certain amount in rates representing estimated costs of removal, which do not represent a legal obligation. Boardwalk Pipeline Partners has reclassified $33.2 million and $29.7 million as of December 31, 2005 and 2004, respectively in the accompanying Consolidated Balance Sheets as Provision for other asset retirement.

Boardwalk Pipeline Partners has identified and recorded legal obligations associated with the abandonment of offshore pipeline laterals, the abandonment of certain onshore facilities and abatement of asbestos when removed from certain compressor stations and meter station buildings. Pursuant to federal regulations, Boardwalk Pipeline Partners has a legal obligation to cut and purge any pipeline that will remain in place after abandonment and to remove offshore platforms once gas flow has ceased. Abatement of asbestos consists of removal, transportation and disposal. Furthermore, legal obligations exist for certain other Boardwalk Pipeline Partners’ utility assets; however, the fair value of the obligations cannot be determined because the end of the utility system life is potentially indefinite and therefore cannot be estimated with the degree of accuracy necessary to establish a liability for the obligations.

The table below summarizes the aggregate carrying amount of AROs as follows (expressed in thousands):

Balance at beginning of year	$3,254
Liabilities recorded	10,593
Liabilities settled	(417)
Accretion expense	644

Balance at end of year	$14,074

In March 2005, Financial Accounting Standards Board (FASB) issued Interpretation No. 47, Accounting for Conditional AROs, which clarifies when an entity is required to recognize a liability for the fair value of a conditional ARO. The Interpretation is effective for fiscal years ending after December 15, 2005. In light of this interpretation, Boardwalk Pipeline Partners believes that an ARO exists for Texas Gas’ corporate office building constructed in Owensboro, Kentucky, in 1962. Under the legal requirements enacted by the Environmental Protection Agency (EPA) during 1973, Texas Gas became legally obligated to dismantle and remove the asbestos from its corporate office at the end of its useful life, estimated to be within a range of years between 2112 through 2162. The estimated useful life was obtained from a study by the original architects performed in 1995, and confirmed by Natural Resource Group in 2003, indicating that the spray-applied asbestos can be maintained, in place, undisturbed, indefinitely, following written maintenance procedures. Boardwalk Pipeline Partners anticipates that the fair value of any liability relating to the remediation referred to above is not material to the financial position, results of operations or cash flows. Additionally, Boardwalk Pipeline Partners believes that should any costs be incurred for this remediation, it would have the opportunity to collect such amounts from rate-payers with no impact on the results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unit-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. Boardwalk Pipeline Partners adopted SFAS 123R during 2005 due to the adoption of the Long-Term Incentive Plan in 2005. There were no previous employee unit-based compensation plans.

In February 2006, FAS 123(R)-4 amended FASB SFAS 123(R) to require evaluation of the probability of occurrence of a contingent cash settlement event in determining whether the underlying options or similar instruments issued as employee compensation should be classified as liabilities or equity. Boardwalk Pipeline Partners applied the principles of FAS 123(R)-4 in conjunction with the adoption of FAS No. 123(R) having no material impact on its financial condition, results of operations, or cash flows. For further detailed discussion of Boardwalk Pipeline Partners’ Long-Term Incentive Plan, see Note 5 of these Notes to Consolidated Financial Statements.

Revenue Recognition

The maximum rates that may be charged by Texas Gas and Gulf South for their gas transportation and storage services are established through FERC rate-making purposes. Rates charged by Texas Gas and Gulf South may be less than those allowed by FERC due to discounts. Revenues from the transportation of gas are recognized in the period the service is provided based on contractual terms and the related transported volumes. Revenues from storage services are recognized over the term of the contract. Texas Gas is subject to FERC regulations and, accordingly, certain revenues collected may be subject to possible refunds upon final orders in pending cases. Texas Gas estimates rate refund liabilities considering its own and third-party regulatory proceedings, advice of counsel and estimated total exposure. As of December 31, 2005, an estimated refund liability of approximately $5.0 million related to Texas Gas’ open general rate case filed on April 29, 2005, was recorded on the Consolidated Balance Sheets. Texas Gas anticipates that the general rate case will be settled and all required refunds will be paid during 2006.

Retained fuel is a component of Gulf South’s tariff structure and is recognized at market prices in the month of retention. Customers may also elect to pay cash for fuel, instead of having fuel retained in-kind. Transportation revenue recognized from retained fuel for the year ended December 31, 2005, was $86.7 million.

Boardwalk Pipeline Partners has deferred revenue of $1.0 million at December 31, 2005, related to the fair value of prepaid PAL services to be provided through 2006. Revenue deferred at year end will be recognized when the services are provided. All deferred revenue as of December 31, 2005, will be recognized during 2006.

Accounts Receivable

Accounts receivable are stated at the historical carrying amount net of reserves or write-offs. Boardwalk Pipeline Partners establishes an allowance for doubtful accounts receivable on a case-by-case basis when it believes the required payment of specific amounts owed is unlikely to occur. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repair and Maintenance Costs

Texas Gas and Gulf South account for repair and maintenance costs under the guidance of FERC regulations, which is consistent with GAAP. FERC identifies installation, construction and replacement costs that are to be capitalized. All other costs are expensed as incurred.

Capitalized Interest

The allowance for funds used during construction represents the cost of funds applicable to the regulated natural gas transmission plant under construction as permitted by FERC regulatory practices. The allowance for borrowed funds used during construction and capitalized interest reduces interest expense and the allowance for equity funds is included in Miscellaneous other income within the Consolidated Statements of Income. The table below summarizes the allowance for borrowed funds and the allowance for equity funds used during construction as follows (expressed in millions):

	Boardwalk Pipeline Partners			Predecessor
	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	May 17, 2003 through December 31, 2003	January 1, 2003 through May 16, 2003
Allowance for borrowed funds used during construction and capitalized interest	$0.7	$0.3	$0.3	—
Allowance for equity funds used during construction	1.4	0.8	0.7	$0.2

Income Taxes

Boardwalk Pipeline Partners is not a taxable entity for federal income tax purposes. As such, it does not directly pay federal income tax. Boardwalk Pipeline Partners’ taxable income or loss, which may vary substantially from the net income or loss reported in the Consolidated Statements of Income, is includable in the federal income tax returns of each partner. The aggregate difference in the basis of Boardwalk Pipeline Partners’ net assets for financial and income tax purposes cannot be readily determinable as it does not have access to the information about each partner’s tax attributes related to Boardwalk Pipeline Partners.

Prior to November 15, 2005, Boardwalk Pipelines recorded charge-in-lieu of income taxes pursuant to GAAP. In conjunction with the IPO, Boardwalk Pipelines converted from a limited liability company to a limited partnership. As such, subsequent to November 15, 2005, Boardwalk Pipeline Partners and its subsidiaries will no longer record a charge-in-lieu of income taxes. Additionally, all deferred income taxes included on the Consolidated Balance Sheets as of November 15, 2005, have been reversed through the Consolidated Statements of Income.

Prior to the TG-Acquisition, the Predecessor was included in the consolidated federal income tax return of Williams. It was Williams’ policy to charge or credit the Predecessor with an amount equivalent to its federal income tax expense or benefit as if the Predecessor filed a separate return.

Prior to operating as a limited partnership, for federal income tax reporting, Boardwalk Pipelines was included in the consolidated federal income tax return of Loews. The tax sharing agreement with Loews required Boardwalk Pipelines to remit to Loews on a quarterly basis any charges-in-lieu of federal income taxes as if it were filing a separate return.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flows from Operating Activities

Boardwalk Pipeline Partners uses the indirect method to report cash flows from operating activities, which requires adjustments to net income to reconcile to net cash flows provided by operating activities.

Capital Structure

In connection with the consummation of the IPO, Boardwalk Pipeline Partners and its affiliates effected a number of additional transactions, including among others:

•	the distribution by Boardwalk Pipelines of $126.4 million of cash, receivables and other working capital assets to BPHC;

•	the contribution, directly and indirectly, by BPHC of all the equity interests of Boardwalk Pipelines to Boardwalk Pipeline Partners;

•	Boardwalk Pipeline Partners’ reimbursement to BPHC for $42.1 million of capital expenditures it incurred in connection with the acquisition of Gulf South;

•	the assumption by Boardwalk Pipeline Partners of $250.0 million of indebtedness to Loews from BPHC;

•	the issuance by Boardwalk Pipeline Partners of 53,256,122 common units, 33,093,878 subordinated units, representing an 83.5% limited partnership interest in Boardwalk Pipeline Partners, to BPHC; and

•	the issuance by Boardwalk Pipeline Partners of a 2% general partner interest and all of its incentive distribution rights to Boardwalk GP.

Net proceeds in the amount of $271.4 million, from the IPO were used as follows:

•	to repay the $250.0 million of indebtedness that Boardwalk Pipeline Partners assumed from BPHC in connection with the contribution of its interest in Boardwalk Pipeline Partners, and

•	provide approximately $21.4 million in additional working capital for Boardwalk Pipeline Partners.

For purposes of maintaining the capital accounts and in determining the rights of the partners among themselves, the items of income and loss of Boardwalk Pipeline Partners shall be allocated among the partners in each taxable year, or portion thereof. After giving effect to certain special allocations, net income for each taxable year and all items of income, gains, loss and deductions taken into account in computing net income for such taxable year shall be allocated as follows:

(i)	First, 100% to the General Partner, in an amount equal to the aggregate net losses allocated to the General Partner for all taxable years until the aggregate net income allocated to the General Partner for the current taxable year and all previous taxable years is equal to the net losses allocated to the General Partner for all previous taxable years;

(ii)	Second, 100% to the unitholders, in accordance with their respective percentage interests, until the aggregate net income allocated to such Partners for the current taxable year and all previous taxable years is equal to the aggregate net losses allocated to such Partners for all previous taxable years; and

(iii)	Third, the balance, if any, 100% to the unitholders, in accordance with their respective percentage interests. After giving effect to certain special allocations, net losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing net losses for such taxable period shall be allocated as follows:

a)	First, 100% to the unitholders, in accordance with their respective percentage interests, until the net losses allocated for the current taxable year and all previous taxable years is equal to the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

aggregate net income allocated to such Partners for all previous taxable years, provided that the net losses shall not be allocated to the extent that such allocations would cause any unitholder holding Limited Partner Units to have a deficit balance to its adjusted capital account at the end of such taxable year;

b)	Second, 100% to the unitholders, in accordance with their respective percentage interests, provided, that net losses shall not be allocated to the extent that such allocation would cause any unitholders holding Limited Partner Units to have a deficit balance in its adjusted capital account at the end of such taxable year; and

c)	Third, the balance of any, 100% to the General Partner.

Cash Distribution Policy

Boardwalk Pipeline Partners’ cash distribution policy reflects a basic judgment that unitholders will be better served by Boardwalk Pipeline Partners’ distribution of available cash surplus rather than them retaining it. The cash distribution policy is consistent with the terms of its partnership agreement which requires Boardwalk Pipeline Partners to distribute “available cash,” as that term is defined in the partnership agreement, to unitholders on a quarterly basis.

There is no guarantee that unitholders will receive quarterly distributions from Boardwalk Pipeline Partners. Its distribution policy may be changed at any time and is subject to certain restrictions or limitations, including, among others, its general partner’s broad discretion to establish reserves which could reduce cash available for distributions, FERC regulations which places restrictions on various types of cash management programs employed by companies in the energy industry, including Texas Gas and Gulf South, the requirements of applicable state partnership and limited liability company laws, and the requirements of the revolving credit facility which would prohibit Boardwalk Pipeline Partners from making distributions to unitholders if an event of default were to occur.

In March 2004, Emerging Issues Task Force issued Issue No. 03-6 (EITF 03-6), Participating Securities and the Two-Class Method under FASB Statement No. 128. EITF 03-6 addresses a number of questions regarding the computation of earnings per unit by companies that issued securities, other than common stock, that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The EITF also gives guidance in applying the two-class method of calculating earnings per unit, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per unit once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-6 was effective for fiscal periods beginning after March 31, 2004. There was no impact on earnings per limited partner unit in the periods presented due to the adoption of EITF 03-6. The incentive distribution rights qualify as partner securities under EITF-03-6 and, as such, certain earnings may be allocated to these incentive distributions rights in the future. EITF 03-6 may have an impact on earnings per limited partner unit in future periods if net income exceeds distributions or if other participating securities are issued.

Reclassifications

Certain reclassifications have been made in the 2004 and 2003 financial statements to conform to the 2005 presentation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3: Commitments and Contingencies

Impact of Hurricanes Katrina and Rita

In late August and September 2005, Hurricanes Katrina and Rita and related storm activity, such as windstorms, storm surges, floods and tornadoes, caused extensive and catastrophic physical damage in and to the offshore, coastal and inland areas located in the Gulf Coast region of the United States, specifically parts of Louisiana, Mississippi and Alabama. A substantial portion of the Gulf South assets and a smaller portion of the Texas Gas assets are located in the area directly impacted by the Hurricanes.

Gulf South experienced damage to gas metering facilities, cathodic protection devices, communication devices, rights of way and other above ground facilities such as office buildings and signage. Texas Gas experienced only minimal damage. The pipelines continued to operate throughout the Hurricanes and thereafter, and the vast majority of service to customers was not interrupted. The cost of damages is not expected to exceed $17.1 million which reflects anticipated replacement, repair, and cleanup costs based upon current estimates. $13.6 million is included in the 2005 Consolidated Statements of Income related to these two Hurricanes, primarily for operations and maintenance costs. However, after a complete assessment of the extent of the damages caused by and the repairs, cleanup, lost gas and other storm-related expenditures relating to the Hurricanes, including the possible relocation of pipeline facilities, the total cost of damages could be higher than its current estimates. While Gulf South anticipates coverage for a substantial portion of the costs by insurance carriers after meeting certain deductibles, Gulf South has not recorded any anticipated insurance recovery to date as the claims process is in its early stage, and the insurance carriers have not taken a definitive coverage position on each aspect of the claim to record such anticipated receipts.

Legal Proceedings

Hurricane Katrina Related Class Actions

Gulf South, along with at least eight other interstate pipelines and major natural gas producers, has been named in two Hurricane Katrina-related class action lawsuits seeking an unspecified amount of damages. The lawsuits were filed in the United States District Court for the Eastern District of Louisiana. The lawsuits allege that the dredging of canals, including pipeline canals for the purpose of installing natural gas pipelines, throughout the marshes of Southeastern Louisiana, and the failure to maintain such canals, caused damage to the marshes and that undamaged marshes would have prevented all, or almost all, of the loss of life and destruction of property caused by Hurricane Katrina. These cases are in a very early stage and, as such, Boardwalk Pipeline Partners cannot reasonably estimate the amount of loss, if any.

Although Boardwalk Pipeline Partners does not currently anticipate that the overall impact of Hurricanes Katrina and Rita will have a material adverse effect upon its future financial condition, results of operations or cash flows, in light of the magnitude of the damage caused by the Hurricanes and the enormity of the relief and reconstruction effort, substantial uncertainty remains as to the ultimate impact on its business, financial condition and results of operations in the near or long term. The reconstruction of the Gulf Coast region is in the early planning stages and the implementation and success of these plans are outside Boardwalk Pipeline Partners’ control.

Calpine Bankruptcy

On December 20, 2005, Calpine Corporation (Calpine) filed a voluntary petition in the United States Bankruptcy Court for the Southern District of New York in Manhattan seeking reorganization under the provisions of Chapter 11 of the United States Bankruptcy Code. Calpine continues to operate its business as a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

debtor-in-possession under the jurisdiction of the bankruptcy court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the bankruptcy court. As of the petition date, Calpine owed Boardwalk Pipeline Partners an immaterial amount for services. However, Gulf South has firm contracts with Calpine that extend through May 2023. It is uncertain whether Calpine will accept or reject these firm contracts at this time. The pre-petition amount was immaterial and should not have a material impact on Boardwalk Pipeline Partners’ financial position, results of operations or cash flows.

Napoleonville Salt Dome Matter

On or about December 24, 2003, natural gas leaks were observed at the surface near two natural storage caverns that were being leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately and ceased using those storage caverns. Two class action lawsuits have been filed to date relating to this incident; a declaratory judgment action has been filed and stayed against Gulf South by the lessor of the property, and several individual actions have been filed against Gulf South and other defendants by local residents and businesses. Gulf South has been informed by plaintiff’s counsel in the two class action lawsuits that they intend to convert the class actions lawsuits into individual actions. Pleadings to institute such a change in status have been circulated in one of the cases. Gulf South intends to vigorously defend each of these actions; however, it is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible that these actions could be decided unfavorably. Gulf South may enter into discussions in an attempt to settle particular cases if Gulf South believes it is appropriate to do so. This lease was terminated during 2005.

For the period from the date of acquisition of Gulf South through December 31, 2005, Gulf South incurred $4.7 million for remediation costs, root cause investigation, and legal fees and had an accrual balance at December 31, 2005 and 2004, of $1.1 million and $2.5 million, respectively, in Other liabilities on the Consolidated Balance Sheets pertaining to this incident. Gulf South has made demand for reimbursement from its insurance carriers and will continue to pursue recoveries of the remaining expenses, including legal expenses, but to date its insurance carriers have not taken any definitive coverage positions on each of the issues raised in the various lawsuits. For the year ended December 31, 2005, Gulf South received $0.2 million insurance reimbursement for legal expenses. The total range of loss related to this incident could not be estimated at December 31, 2005.

Other Legal Matters

Boardwalk Pipeline Partners, together with its subsidiaries, are parties to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on its future financial condition, results of operations or cash flows.

In connection with the acquisition of Texas Gas, Williams agreed to indemnify Boardwalk Pipelines for any liabilities or obligations in connection with certain litigation or potential litigation including, among others, these previously disclosed matters:

•	Litigation filed by Jack Grynberg alleging that approximately 300 energy companies, including Texas Gas, had violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons; and

•

A claim by certain parties for back rental associated with their alleged ownership of a partial mineral interest in a tract of land in a gas storage field owned by Texas Gas. In December 2003, a lawsuit was filed against Texas Gas in Muhlenberg County, Kentucky, seeking unspecified damages related to this claim. On April 18, 2005, in the first phase of this lawsuit, the court entered an order granting partial

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

summary judgment against Texas Gas related to the vesting of legal title to the disputed acreage. The lawsuit has moved into the next phase for determination of whether various legal and equitable defenses to plaintiff’s ownership are applicable.

As a result, Williams continues to defend these actions on behalf of Boardwalk Pipeline Partners and Texas Gas. Because Williams has retained responsibility for these claims, they are not expected to have a material effect upon Boardwalk Pipeline Partners’ future financial condition, results of operations or cash flows.

Regulatory and Rate Matters

Expansion Projects

East Texas and Mississippi Pipeline Expansion. In February and March of 2006, Gulf South entered into long-term agreements with customers providing firm commitments for capacity on its 1.5 Bcf per day pipeline expansion projects in East Texas and Mississippi. Boardwalk Pipeline Partners expects the total cost for the 1.5 Bcf expansion to be approximately $800 million, and expects the new capacity to be in service during the second half of 2007.

The East Texas pipeline expansion will extend from Carthage in East Texas to the Perryville area in Richland Parish, Louisiana. Natural gas originating primarily from the prolific Barnett Shale and Bossier Sands producing regions of East Texas will be transported to interstate pipelines serving markets in the Midwest and Northeast, including Texas Gas, MRT, Tennessee, ANR, Columbia Gulf and Southern Natural. The Mississippi pipeline expansion will continue eastward from the Perryville area to the Jackson, Mississippi area and will provide additional supplies to customers in the Northeast and Southeast through interconnects with interstate pipelines serving those markets, including Texas Eastern, Transco, Southern Natural and Florida Gas, and to customers in the Baton Rouge—New Orleans industrial complex.

These projects are subject to FERC approvals. Gulf South will submit separate applications to FERC for authority to construct the East Texas and Mississippi expansion projects. In February 2006, FERC granted Gulf South’s request to initiate the pre-filing process for the East Texas expansion.

Western Kentucky Storage Expansion. In November 2005, Texas Gas completed the expansion of its western Kentucky storage complex by approximately 8 Bcf of working gas, which allows for the additional withdrawal of approximately 82 million cubic feet (MMcf)/day, and contracted with customers for that new capacity at maximum rates for five years. In addition, Texas Gas has accepted commitments from customers for incremental no-notice service (NNS) and firm storage service that will allow it to further expand the working gas in this storage complex by approximately 9 Bcf, subject to FERC approval. Boardwalk Pipeline Partners expects this second storage expansion to go into service in late 2007. In conjunction with the 2005 storage expansion mentioned above, Texas Gas sold 3.3 Bcf of storage gas to one of the customers that had contracted for the new firm storage service. A one time gain on the sale of this gas of $12.2 million was recorded in November 2005 as a Gain on disposal of operating assets in the Consolidated Statements of Income.

East Texas Lease Arrangement. In December 2005, Texas Gas initiated service under a lease arrangement which allowed it to tie in 100 MMcf/day of supply from the growing Barnett Shale production area in East Texas to the Texas Gas system at Sharon, Louisiana, using existing pipeline infrastructure.

Magnolia Storage Facility. Gulf South has leased a gas storage facility, which it refers to as the Magnolia facility, near Napoleonville, Louisiana, at which it has installed two compressor stations, with a combined horsepower of 9,470, and other storage infrastructure and is currently developing a high-deliverability storage

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cavern that, when operational, may add up to approximately 5 Bcf of working gas storage capacity. Magnolia’s storage capacity is expected to be in service and available for sale at market-based rates in late 2008 or early 2009, subject to the operational requirements of the lessor.

General Rate Case

On April 29, 2005, Texas Gas filed a general rate case. The rate case reflects a requested increase in annual cost of service from $258.0 million to $300.0 million, primarily attributable to increases in the utility rate base, operating expenses, rate of return and related taxes. On May 31, 2005, FERC issued an order (the Suspension Order) accepting and suspending the filed rates to become effective November 1, 2005, subject to refund, in the event lower rates are finally established in the rate case. The Suspension Order set the rate case for a hearing before an administrative law judge. Texas Gas began collecting its new rates, subject to refund, on November 1, 2005. Texas Gas and the other participants (FERC staff and customers) have been conducting informal settlement negotiations. As a result of these negotiations, the procedural schedule in the rate case has been suspended in order to provide the participants time to draft and file a settlement intended to resolve all issues without a formal hearing. As of December 31, 2005, an estimated refund liability of approximately $5.0 million related to Texas Gas’ open general rate case was recorded on the Consolidated Balance Sheets. Texas Gas anticipates that the general rate case will be settled and all required refunds will be paid during 2006. Gulf South currently has no requirements to file a general rate case.

Pipeline Integrity

The Office of Pipeline Safety (OPS) has issued a final rule that requires natural gas pipeline operators to develop integrity management programs. Pursuant to the rule, pipelines were required by December 17, 2004, to identify high consequence areas (HCAs) on their systems and develop a written integrity management program providing for a baseline assessment and periodic reassessments to be completed within specified timeframes. Boardwalk Pipeline Partners has complied with these requirements. Its estimated costs to comply with the rule during the initial ten-year baseline period ending in 2012 range from $95 to $115 million. Boardwalk Pipeline Partners has invested approximately $14.5 million during the 24 months ended December 31, 2005, to develop integrity management programs that allow it to dynamically assess various pipeline risks on an integrated basis. Boardwalk Pipeline Partners has systematically used smart, in-line inspection tools to verify the integrity of certain of its pipelines.

On June 30, 2005, FERC issued an order addressing the accounting treatment for the costs that pipeline operators will incur in implementing all aspects of pipeline integrity management programs in HCAs. FERC’s general accounting rules provide that costs incurred to inspect, test and report on the condition of plant to determine the need for repairs or replacements are to be charged to maintenance expense in the period the costs are incurred. Therefore, costs to prepare a plan to implement an integrity management program, costs to identify HCAs, costs to inspect affected pipeline segments, and costs to develop and maintain a recordkeeping system to document program implementation and actions (other than costs to develop internal-use computer software during the application development stage) should be expensed. However, costs of pipeline additions or modifications undertaken to prepare for a pipeline assessment and costs of remedial and mitigation actions to correct an identified condition which could threaten a pipeline’s integrity may be capitalized consistent with FERC’s general accounting rules for the addition or replacement of plant.

FERC’s accounting guidance is effective prospectively, beginning with integrity management costs incurred on or after January 1, 2006. Amounts capitalized in periods prior to January 1, 2006, will be permitted to remain as recorded. Boardwalk Pipeline Partners believes it is compliant with FERC’s accounting guidance and does not expect any material impact from implementation of these guidelines.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Environmental and Safety Matters

Texas Gas and Gulf South are subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. Boardwalk Pipeline Partners accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and can be reasonably estimated. In addition to federal and state mandated remediation requirements, Boardwalk Pipeline Partners often enters into voluntary remediation programs with these agencies. As of December 31, 2005, Boardwalk Pipeline Partners had an accrued liability of approximately $20.0 million related to environmental remediation.

Beginning in 2004, as part of Boardwalk Pipeline Partners’ proactive approach and continued implementation to environmental matters, Texas Gas entered into agreements, or met with various state agencies, to address remediation issues primarily on a voluntary basis. As of December 31, 2005 and 2004, Texas Gas had an accrued liability of $3.5 million and $4.1 million, respectively, for estimated remaining probable costs associated with environmental assessment and remediation, primarily for remediation associated with the historical use of polychlorinated biphenyls, petroleum hydrocarbons and mercury. This accrual represents management’s best estimate of the undiscounted future obligation based on evaluations and discussions with counsel and independent consultants and the current facts and circumstances related to these matters. The assumptions are based on a substantial number of existing assessments and completed remedial activities by third-party consultants, including a Texas Gas system-wide assessment and/or cleanup of polychlorinated biphenyls, petroleum hydrocarbons, mercury and asbestos abatement. Texas Gas is continuing to conduct environmental assessments and is implementing a variety of remedial measures that may result in a change in the total estimated costs. These costs are expected to occur over approximately the next five years.

On November 2, 2005, Texas Gas received notice from the EPA that it had been identified as a de minimis settlement waste contributor at a Mercury Refining Superfund Site located at the Towns of Colonie and Guilderland, Albany County, New York (Site). A de minimis party is one which sent less than 1% of the total mercury and/or mercury bearing materials to the Site. As a de minimis party, Texas Gas was offered participation in a settlement agreement. The settlement amount for Texas Gas is approximately $0.1 million. The advantages of the settlement agreement are:

(1) EPA will not pursue any further action against Texas Gas for EPA costs related to the Site no matter how much the planned remedial action ultimately may cost, and

(2) the Super Fund law provides protection from “contribution” suits for parties that settle, i.e. suits from other potentially responsible parties that perform or finance cleanup at the Site.

Texas Gas has agreed to the settlement. The EPA will hold a 30-day public comment period regarding Texas Gas’ settlement. At the end of the public comment period, the EPA will notify Texas Gas that the settlement is effective and payment of the $0.1 million will be due within thirty days of the effective date.

In connection with the GS-Acquisition, an analysis of the environmental contamination and related remediation costs at sites owned and/or operated by Gulf South was conducted by Boardwalk Pipeline Partners and Gulf South management in conjunction with a third-party consultant (Environmental Consultant). As a result, Gulf South has recorded a $16.6 million environmental accrual. The material components of the $16.6 million accrual are as follows:

•	identification and remediation of hydrocarbon contamination of $6.0 million;

•	enhancement of groundwater protection measures of $2.5 million;

•	asbestos abatement of $2.7 million;

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	identification and remediation of mercury contamination of $2.0 million;

•	identification and remediation of PCB contamination of $2.0 million; and

•	other costs $1.4 million.

The non-current portion of this accrual was $14.1 million and $12.8 million as of December 31, 2005 and 2004, respectively, and the current portion of this accrual was $2.5 million as of December 31, 2005. There was no current portion of this accrual as of December 31, 2004. The accruals recorded by Gulf South were based upon management’s review and analysis of the findings of the Environmental Consultant, including the assumptions underlying such findings. Those assumptions reflect management’s best estimate of the probable remediation costs based on the known levels of contamination and the historical experience of individual pipelines and the Environmental Consultant in remediating such contamination. The actual cost of remediation could be impacted by the discovery of additional contamination, including for example, groundwater contamination, at one or more sites as a result of its on-going due diligence review. Boardwalk Pipeline Partners could uncover additional information during the course of remediating a particular site, as well as by determinations or requests, if any, made by regulatory authorities relating to the remediation of any particular site.

Boardwalk Pipeline Partners’ pipelines are subject to the Clean Air Act (CAA) and the CAA Amendments of 1990 (Amendments) which added significant provisions to the CAA. The Amendments require the EPA to promulgate new regulations pertaining to mobile sources, air toxins, areas of ozone non-attainment and acid rain. Boardwalk Pipeline Partners operates two facilities in areas affected by non-attainment requirements for the current ozone standard (eight-hour standard). As of December 31, 2005, Texas Gas had incurred costs of approximately $13.4 million for emission control modifications of compression equipment located at facilities required to comply with current CAA provisions, the Amendments and state implementation plans for nitrogen oxide reductions. Since the GS-Acquisition, Gulf South has incurred costs of $0.2 million for emission control modifications of compression equipment located at facilities required to comply with these provisions. These costs are being recorded as additions to PPE as the modifications are added. However, if the EPA designates additional new non-attainment areas where Boardwalk Pipeline Partners operates, the cost of additions to PPE is expected to increase. As a result, Boardwalk Pipeline Partners is unable at this time to estimate with any certainty the cost of any additions that may be required.

Additionally, the EPA promulgated new rules regarding hazardous air pollutants in 2004 which will impose controls in addition to the measures described above. Boardwalk Pipeline Partners has four facilities which will be affected by the new regulations at an estimated cost of $1.6 million. The effective compliance date for the hazardous air pollutants regulations is 2007. Boardwalk Pipeline Partners anticipates installation of associated controls to meet these new regulations in 2006 and 2007. In addition, three of Gulf South’s facilities located in Texas are required to make changes to meet additional requirements imposed by the state of Texas in regards to the CAA. The effective compliance date for such additional Texas requirements is March 1, 2007. Gulf South expects to spend approximately $0.6 million to meet these requirements. Boardwalk Pipeline Partners has assessed the impact of the CAA on its facilities and does not believe compliance with these regulations will have a material impact on the results of continuing operations or cash flows.

Boardwalk Pipeline Partners considers environmental assessment, remediation costs, and costs associated with compliance with environmental standards to be recoverable through base rates, as they are prudent costs incurred in the ordinary course of business and, therefore, no regulatory asset has been recorded to defer these costs. The actual costs incurred will depend on the actual amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For further discussion of Boardwalk Pipeline Partners’ environmental exposure included in the calculation of its asset retirement obligation, see Note 2 of these Notes to Consolidated Financial Statements.

Lease Commitments

Boardwalk Pipeline Partners has various operating lease commitments extending through the year 2018 covering storage facilities, offices and other equipment. On December 1, 2005, Texas Gas entered into a lease agreement with Texas Eastern Transmission, LLC. The primary term of the lease agreement is through November 30, 2010, and year to year thereafter, unless terminated by either party, providing the other party gives no less than 365 days prior written notice. The lease charge is approximately $2.3 million annually. Lease expenses during 2005 were approximately $4.2 million. The table below summarizes minimum future commitments related to these items at December 31, 2005, as follows (expressed in millions):

2006	$4.9
2007	4.0
2008	3.2
2009	2.8
2010	2.6
Thereafter	3.6

Total	$21.1

Commitments for Construction

Boardwalk Pipeline Partners has incurred $83.0 million, net, in capital expenditures through December 31, 2005. Boardwalk Pipeline Partners’ capital commitments for contracts already authorized are expected to approximate the following amounts for the next five years (expressed in millions):

Less than 1 year	$15.7
1-2 years	0.1
3-5 years	—
More than 5 years	—

Total	$15.8

The above table does not reflect commitments made after December 31, 2005, relating to the East Texas and Mississippi pipeline expansion projects.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4: Financing

The table below represents all long-term debt issues outstanding (expressed in thousands):

	December 31,
	2005	2004
Boardwalk Pipelines
5.20% Notes due 2018	$185,000	$185,000
Interim term loan	—	575,000
5.50% Notes due 2017	300,000	—
Texas Gas
7.25% Debentures due 2027	100,000	100,000
4.60% Notes due 2015	250,000	250,000
Gulf South
5.05% Notes due 2015	275,000	—

	1,110,000	1,110,000
Unamortized debt discount	(8,710)	(3,865)

Total long-term debt	$1,101,290	$1,106,135

As of December 31, 2005 and 2004, the weighted-average interest rate of Boardwalk Pipeline Partners’ long-term debt was 5.29% and 4.26%, respectively.

In connection with the IPO, Boardwalk Pipelines borrowed approximately $42.1 million to reimburse BPHC for capital expenditures it incurred in connection with the acquisition of Gulf South. Boardwalk Pipeline Partners has guaranteed the obligations of Boardwalk Pipelines under that credit facility. Interest on the credit facility was accrued at the 3-month LIBOR rate plus applicable margin (4.68%). The initial credit facility term matured on February 13, 2006, was renewed at the 1-month LIBOR rate plus applicable margin (4.92%) and subsequently paid off during February 2006. The total amount available to Boardwalk Pipeline Partners on the five-year revolving credit facility is $200 million.

The credit agreement prevents Boardwalk Pipeline Partners from declaring dividends or distributions if any default or event of default, as defined in the credit agreement, occurs or would result from such a declaration. In addition, the credit agreement contains certain financial covenants. Boardwalk Pipeline Partners is allowed to prepay all loans at any time without premium or penalty (other than customary LIBOR breakage costs). Interest on amounts drawn are payable at a floating rate equal to an applicable spread per annum over LIBOR.

Boardwalk Pipelines’, Texas Gas’, and Gulf South’s debentures and notes have restrictive covenants which provide that, with certain exceptions, neither they nor any of their subsidiaries may create, assume or suffer to exist any lien upon any property to secure any indebtedness unless the debentures and notes shall be equally and ratably secured. Boardwalk Pipeline Partners relies on distributions and advances from Texas Gas and Gulf South to fulfill its debt obligations. All debt obligations are unsecured. At December 31, 2005 Boardwalk Pipelines, Texas Gas, and Gulf South were in compliance with their debt covenants.

In December 2004, Boardwalk Pipelines borrowed $575.0 million as an interim term loan in connection with its acquisition of Gulf South. In January 2005, Boardwalk Pipelines issued $300.0 million principal amount of 5.50% notes due 2017 and Gulf South issued $275.0 million principal amount of 5.05% notes due 2015. The proceeds from these notes, together with available cash, were used to repay the interim loan, which is shown as Long-term debt in the Consolidated Balance Sheets and as Proceeds from long-term debt in the Consolidated Statements of Cash Flows.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 16, 2003, Texas Gas borrowed $275 million (TG-Interim Loan) at 2.6% per annum and advanced the proceeds to Boardwalk Pipelines under an interest-bearing promissory note. On May 28, 2003, Texas Gas sold $250 million principal amount of its 4.60% notes due 2015, at a discount (effective rate of 4.77%). Concurrently, Boardwalk Pipelines sold $185 million principal amount of its 5.20% notes due 2018, at a discount (effective rate of 5.40%) and used the proceeds to repay advances to Texas Gas. Texas Gas used the proceeds from the sale of its 4.60% notes, together with the proceeds received from Boardwalk Pipelines, to repay the TG-Interim Loan, and to repay $132.7 million principal amount of its outstanding $150 million aggregate principal amount of 8.625% notes due April 2004, plus accrued interest and premium. In March 2004, Texas Gas repaid the balance of the notes upon final maturity with available cash.

Note 5: Employee Benefits

Retirement Plan

Substantially all of Texas Gas’ employees are covered under a non-contributory, defined benefit retirement plan (Retirement Plan) offered by Texas Gas. Texas Gas’ general funding policy is to contribute amounts deductible for federal income tax purposes. Texas Gas has not been required to fund the Retirement Plan since 1986. However, as a result of the TG-Acquisition, Texas Gas recognized $24.9 million of previously unrecognized market losses and prior service costs, reducing its prepaid pension asset and corresponding regulatory liability. Since the pension plan is now underfunded, Texas Gas is currently seeking FERC approval to recover pension costs through its rates and would recognize an expense concurrent with the recovery. Texas Gas uses a measurement date of December 31 for its pension plan. The following table presents the changes in benefit obligations and plan assets for pension benefits for the periods indicated. It also presents a reconciliation of the funded status of these benefits to the amount recognized in the Consolidated Balance Sheets at December 31 of each year indicated (expressed in thousands):

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
Change in benefit obligation:
Benefit obligation at beginning of period	$103,473	$90,719
Service cost	4,052	3,516
Interest cost	6,220	5,582
Actuarial loss	6,132	6,373
Benefits paid	(3,994)	(2,717)

Benefit obligation at end of period	115,883	103,473
Change in plan assets:
Fair value of plan assets at beginning of period	93,056	89,302
Actual return on plan assets	7,131	6,471
Benefits paid	(3,994)	(2,717)

Fair value of plan assets at end of period	96,193	93,056

Funded status	(19,690)	(10,417)
Unrecognized net actuarial loss	15,849	10,289

Net amount recognized	$(3,841)	$(128)

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts recognized in the Consolidated Balance Sheets consist of:

	December 31, 2005	December 31, 2004
Accrued benefit liability	$(3,841)	$(128)

Accumulated benefit obligation (ABO)	$93,928	$81,376

Net pension benefit expense consists of the following:

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Period May 17, 2003 through December 31, 2003	For the Period January 1, 2003 through May 16, 2003
Components of net periodic pension expense:
Service cost	$4,052	$3,516	$2,075	$1,631
Interest cost	6,220	5,582	3,243	2,223
Expected return on plan assets	(6,859)	(6,644)	(4,186)	(3,278)
Amortization of prior service credit	—	—	—	(478)
Amortization of unrecognized net loss	300	—	—	—
Regulatory asset accrual	(3,713)	(2,454)	(1,132)	(98)

Net periodic pension expense	$—	$—	$—	$—

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (expressed in thousands):

Retirement Plan
2006	$ 3,179
2007	3,690
2008	4,790
2009	6,447
2010	7,968
2011 - 2015	61,862

Texas Gas’ pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

	2005	2004
Debt securities	62.50%	67.00%
Equity securities	30.90%	29.70%
Limited Partnership	6.40%	—
Other	0.20%	3.30%

Total	100.00%	100.00%

Texas Gas employs a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

portfolio contains a diversified blend of U.S. and non-U.S. fixed income and equity investments. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

Weighted-average assumptions used to determine benefit obligations for the periods indicated:

	December 31, 2005	December 31, 2004
Discount rate	5.63%	5.88%
Rate of compensation increase	5.50%	5.50%

Weighted-average assumptions used to determine net periodic benefit cost for the periods indicated:

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Period May 17, 2003 through December 31, 2003	For the Period January 1, 2003 through May 16, 2003
Discount rate	5.88%	6.25%	6.00%	7.00%
Expected return on plan assets	7.50%	7.50%	7.50%	8.50%
Rate of compensation increase	5.50%	5.50%	5.25%	5.00%

Other than supplemental retirement plan costs, Texas Gas recognizes expense concurrent with the recovery in rates. Since Texas Gas’ pension plan was underfunded as of December 31, 2005, Texas Gas is currently seeking approval to recover pension costs through its rates and would recognize an expense concurrent with the recovery. Supplemental retirement plan expenses recognized by Texas Gas were less than $0.1 million in 2005 and 2004, $0.1 million post-acquisition 2003, and $1.2 million pre-acquisition 2003.

Postretirement Benefits Other Than Pensions

Prior to the TG-Acquisition, Texas Gas’ postretirement benefits other than pensions were part of a multi-employer plan under Williams; however, for regulatory purposes its liabilities and plan assets were accounted for separately.

Texas Gas provides life insurance and health care plans which accords postretirement medical benefits to retired employees who were employed full time, hired prior to January 1, 1996, and have met certain other requirements. Boardwalk Pipeline Partners made contributions to this plan in the amount of $4.9 million during 2005, $5.3 million during 2004, $2.7 million during the post-TG-Acquisition and $2.7 million during the pre-TG-Acquisition periods in 2003. Texas Gas’ rate case with FERC (Docket No. RP00-260) allowed recovery of $5.3 million annually, including amortization of previously deferred postretirement benefit costs. Net postretirement benefit expense related to its participation in the Williams’ plan was $2.6 million for the 2003 pre-Acquistion period including $2.0 million of amortization of a regulatory asset. The regulatory asset represents unrecovered costs from prior years, including the unamortized transition obligation under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” which was recognized at the date of the Williams acquisition in 1995. This asset is being amortized concurrently with the recovery of these costs through rates.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Texas Gas uses a measurement date of December 31 for its postretirement benefits other than pensions. Postretirement benefits other than pensions since the date of TG-Acquisition are as follows (expressed in thousands):

Postretirement Life Insurance and Health Care Benefits

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
Change in benefit obligation (PBO):
Benefit obligation at beginning of period	$125,599	$105,036
Service cost	2,076	2,095
Interest cost	7,222	5,912
Plan participants’ contributions	1,328	1,044
Actuarial loss	5,379	17,480
Benefits paid	(7,416)	(5,968)

Benefit obligation at end of year	134,188	125,599

Change in plan assets:
Fair value of plan assets at beginning of period	76,499	71,717
Actual return on plan assets	5,164	4,837
Employer contributions	3,888	4,869
Plan participants’ contributions	1,328	1,044
Benefits paid	(7,416)	(5,968)

Fair value of plan assets at end of year	79,463	76,499

Funded status	(54,725)	(49,100)
Unrecognized net actuarial loss	20,411	15,927

Net amount recognized	$(34,314)	$(33,173)

Amounts recognized in the Consolidated Balance Sheets consist of:
Accrued benefit liability	$(34,314)	$(33,173)

Weighted-average assumptions used to determine PBO:
Discount rate	5.63%	5.88%

FAS 106 Expense for the Year:
Service cost	$2,076	$2,095
Interest cost	7,222	5,912
Amortization of net loss (gain)	362	(66)
Expected return on plan assets	(4,632)	(5,252)

Total	$5,028	$2,689

Weighted-average assumptions used to determine FAS 106 expense:
Discount rate	5.88%	5.88%
Return on assets for medical/life	6.15%/5.00%	7.50%/5.00%

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For December 31, 2005 measurement purposes, health care costs for the plans were assumed to increase 9.00% for 2006-2007 grading down to 5.00% in 0.5% annual increments for non-Medicare eligibles and 11.00% grading down to 5.00% in 0.5% annual increments for Medicare eligibles. For December 31, 2004 measurement purposes, health care costs for the plans were assumed to increase 9.50% pre-65 and 11.50% post-65, grading down to 5.00% in 0.5% increments pre-65 and post-65 per annum.

The following table reflects the projected net benefit payments for postretirement life insurance and health care benefits (expressed in thousands):

2006	$5,292
2007	5,596
2008	5,948
2009	6,260
2010	6,502
2011 - 2015	38,754

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2005	2004
Effect of 1% Increase:
Benefit obligation at end of year	$19,785	$18,077
Total of service and interest costs for year	1,585	1,352

Effect of 1% Decrease:
Benefit obligation at end of year	(16,007)	(14,670)
Total of service and interest costs for year	(1,263)	(1,078)

Texas Gas’ benefits other than pensions weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

	2005	2004
Fixed income	45.2%	94.7%
Cash and other	54.8%	5.3%

Total	100.0%	100.0%

Texas Gas’ benefits other than pensions investments employs a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolio contains a diversified blend of U.S. and non-U.S. fixed income and equity investments. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined Contribution Plan

Boardwalk Pipeline Partners maintains various defined contribution plans covering substantially all its employees. Costs related to these plans were $4.9 million in 2005, $2.6 million in 2004, $1.6 million in 2003 post-TG-Acquisition and $1.0 million in 2003 pre-TG-Acquisition.

Stock-based Awards

Prior to the TG-Acquisition, Williams’ employee stock-based awards were accounted for under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Williams fixed plan common stock options generally did not result in compensation expense because the exercise price of the stock options equaled the market price of the underlying stock on the date of grant. At January 1, 2003, Boardwalk Pipeline Partners had 2,023 options at a weighted-average exercise price of $20.96 outstanding. Due to the TG-Acquisition, all Williams’ stock options, outstanding at January 1, 2003 issued to Texas Gas employees expired on November 17, 2003.

Long-Term Incentive Plan

Boardwalk Pipeline Partners adopted the Long-Term Incentive Plan for the officers and directors of its general partner and for certain key employees of its subsidiaries during 2005. This plan consists of the following five components: units, restricted units, phantom units, unit options and unit appreciation rights. The board of directors of BGL administers the plan and in its discretion may terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. The Board also has the right to alter or amend the plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the NYSE. However, no change in any outstanding grant will be made that would materially impair the rights of a participant without the consent of the participant. This plan has reserved 3,525,000 of its units for grants of units, restricted units, unit option and unit appreciation rights under the plan.

On December 15, 2005, Boardwalk Pipeline Partners granted 29,176 phantom units under the Long-Term Incentive Plan, but did not make any grants of units, restricted units, unit options and unit appreciation rights. The phantom units were granted at $17.98 per unit, with a fair market value of approximately $0.5 million as of December 31, 2005, of which an immaterial amount was vested and included in expense on the Consolidated Statements of Income. Each such grant includes: a tandem grant of Distribution Equivalent Rights (DERs); vests 50% on the second anniversary of the grant date; and 50% on the third anniversary of the grant date; and will be payable to the grantee in cash upon vesting in an amount equal to the sum of the Fair Market Value of the Units (as defined in the plan) that vest on the vesting date plus the vested amount then credited to the grantee’s DER account, less applicable taxes. The incentive distribution rights qualify as partner securities under EITF-03-6 and, as such, certain earnings may be allocated to these incentive distributions rights in the future.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6: Income Tax

Following is a summary of the provision for income taxes and charge-in-lieu of income taxes for the periods ended December 31, 2005, 2004, and 2003 (expressed in thousands):

	Boardwalk Pipeline Partners			Predecessor
	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Period May 17, 2003 through December 31, 2003	For the Period January 1, 2003 through May 16, 2003
Current expense (benefit):
Federal	$4,044	$(9,131)	$(4,141)	$14,234
State	870	(1,964)	(717)	2,659

	4,914	(11,095)	(4,858)	16,893
Deferred provision:
Federal	36,690	35,803	17,666	4,522
State	7,890	7,625	2,296	972
Elimination of cumulative deferred taxes	10,102	—	—	—

	54,682	43,428	19,962	5,494

Net provision for income taxes	—	—	—	$22,387

Net charge-in-lieu of income tax	$59,596	$32,333	$15,104

Reconciliations from the charge-in-lieu of income tax provision at the statutory rate to its income tax provisions are as follows (expressed in thousands):

	Boardwalk Pipeline Partners			Predecessor
	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Period May 17, 2003 through December 31, 2003	For the Period January 1, 2003 through May 16, 2003
Provision at statutory rate	$43,583	$28,405	$13,145	$19,901
Increases in taxes resulting from:
State income taxes	5,694	3,680	1,709	2,587
Other, net	217	248	250	(101)
Elimination of deferred taxes	10,102	—	—	—

Net provision for income taxes	—	—	—	$22,387

Charge-in-lieu of income taxes	$59,596	$32,333	$15,104

Results of operations for the year ended December 31, 2005, reflect a change in the tax status associated with Boardwalk Pipeline Partners and Boardwalk Pipelines, coincident with the IPO. Accordingly, Boardwalk Pipeline Partners has recorded a charge-in-lieu of income taxes for the period January 1, 2005 through the date of the offering and has recorded no income taxes thereafter. Pursuant to the change in tax status, Boardwalk Pipeline Partners also eliminated its balance of accumulated deferred income taxes at the date of the offering. See Note 2 to these consolidated financial statements for additional information.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2005, there were no deferred income tax assets or liabilities. As of December 31, 2004, significant components of deferred income tax assets and liabilities were as follows (expressed in thousands):

December 31, 2004
Deferred tax assets:
Property, plant and equipment	$93,498
Accrued payroll, pension and other benefits	14,018
Deferred income	1,086
Net operating loss carryover	16,216
Other assets	3,479

Total deferred tax assets	128,297

Deferred tax liabilities:
Storage gas	65,568
Unamortized debt expense	3,133

Total deferred tax liabilities	68,701

Net deferred tax assets	$59,596

At December 31, 2004, the accompanying consolidated financial statements reflect a net deferred tax asset resulting from the tax basis allocation and the 338(h)(10) election completed as part of the TG-Acquisition. The financial statements also reflect a purchase price allocation for the GS-Acquisition. Accordingly, the table above reflects only temporary differences for Gulf South arising from the date of acquisition primarily reflecting the benefit of accumulated tax depreciation.

Note 7: Financial Instruments

The following methods and assumptions were used in estimating Boardwalk Pipeline Partners’ fair-value disclosures for financial instruments:

Cash Management: Under the cash management program, depending on whether a participating subsidiary has short-term cash surpluses or cash requirements, Boardwalk Pipeline Partners either provides cash to the subsidiary or the subsidiary provides cash to Boardwalk Pipeline Partners. As such, the carrying amount is a reasonable estimate of fair value.

Cash and Cash Equivalents: For cash and short-term financial assets and liabilities, the carrying amount is a reasonable estimate of fair value due to the short maturity of those instruments.

Derivatives: For a discussion of Boardwalk Pipeline Partners’ derivatives, see Note 2 of these Notes to Consolidated Financial Statements.

Advances to Affiliates: Advances to affiliates, which are represented by demand notes, earn a variable rate of interest, which is adjusted regularly to reflect current market conditions. Therefore, the carrying amount is a reasonable estimate of fair value. The interest rate on intercompany demand notes is the LIBOR plus one percent and is adjusted each three-month period.

Long-Term Debt: All long-term debt is publicly traded, except for financing obtained in connection with the GS-Acquisition; therefore, estimated fair value is based on quoted market prices at December 31, 2005 and 2004. The carrying value of the $575 million interim financing obtained in December 2004 related to the GS-Acquisition approximates fair value.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amount and estimated fair values of Boardwalk Pipeline Partners’ financial instruments as of December 31, 2005 and 2004 are as follows (expressed in thousands):

	2005		2004
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	$65,792	$65,792	$16,518	$16,518
Advances to affiliates	—	—	41,812	41,812

Financial Liabilities
Long-term debt	$1,101,290	$1,090,854	$1,106,135	$1,105,411

Note 8: Major Customers and Transactions with Affiliates

Major Customers

Operating revenues received from major customers (expressed in thousands) and their percentage of revenues were:

	For the Year Ended December 31, 2005		For the Year Ended December 31, 2004		For the Period May 17, 2003 through December 31, 2003		For the Period January 1, 2003 through May 16, 2003
Customer	Revenue	%	Revenue	%	Revenue	%	Revenue	%
ProLiance Energy, LLC	$51,168	9.13%	$56,742	21.53%	$28,110	19.68%	$22,157	19.53%
Atmos Energy	$61,774	11.02%	$28,569	10.84%	$16,208	11.35%	$13,318	11.74%

Related Parties

Loews has a policy of charging its subsidiary companies for management services provided by Loews. Boardwalk Pipeline Partners will also charge overhead costs to its subsidiaries. Loews charged its subsidiaries for management services for the years ended December 31, 2005 and 2004, and for the period after the TG-Acquisition in 2003, $9.7 million, $6.9 million, and $3.3 million, respectively. Williams also had a policy of charging its subsidiary companies for management services provided by the parent company and other affiliated companies. Amounts charged to expense relative to management services by Williams and included in the accompanying Predecessor financial statements was $5.4 million prior to the TG-Acquisition in 2003. Advances existed during 2005 to Boardwalk Pipeline Partners from BPHC which were settled before the completion of its IPO.

Amounts applicable to transportation for affiliates included in Boardwalk Pipeline Partners gas transportation revenues for the Predecessor period are as follows (expressed in thousands):

For the Period January 1, 2003 through May 16, 2003
Predecessor
Williams Energy Services Co.	$292
Transcontinental Gas Pipe Line Corp.	1,670

Total transportation for affiliates	$1,962

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9: Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Correction—a replacement of APB Opinion No. 20 and FASB Statement No. 3 which requires that the direct effect of voluntary changes in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change should be recognized in the period of the change. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but management does not currently expect SFAS 154 to have a material impact on its financial condition, results of operations or cash flows.

Note 10: Supplemental Disclosure of Cash Flow Information

	Boardwalk Pipeline Partners			Predecessor
(Expressed in thousands)	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Period May 17, 2003 through December 31, 2003	For the Period January 1, 2003 through May 16, 2003
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest (net of amount capitalized)	$45,357	$28,847	$15,295	$9,852
Income taxes, net	—	—	492	28,199
Non-cash capital contribution	681,809	—	—	—
Non-cash dividends	101,401	—	—	29,022

Note 11: Guarantee of Senior Notes

The senior notes proposed to be issued by Boardwalk Pipelines will be fully and unconditionally guaranteed by Boardwalk Pipeline Partners. Boardwalk Pipeline Partners has no independent assets or operations other than its investment in its subsidiaries. Boardwalk Pipeline Partners does have separate partners’ capital including publicly traded limited partner common units.

Boardwalk Pipeline Partners’ subsidiaries have no significant restrictions on their ability to pay dividends or loans to Boardwalk Pipeline Partners and have no restricted assets at December 31, 2005. See Note 4 to these consolidated financial statements for additional information.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12: Selected Quarterly Financial Data (Unaudited)

Boardwalk Pipeline Partners’ operating income may vary by quarter. Based on the current rate structure, both Texas Gas and Gulf South experience higher income in the first and fourth quarters as compared to the second and third quarters. The following tables summarize selected quarterly financial data for 2005 and 2004 for Boardwalk Pipeline Partners (expressed in thousands):

	2005 For the Quarter Ended:
	December 31	September 30	June 30	March 31
Operating revenues	$170,905	$120,916	$118,263	$150,382
Operating expenses	89,378	99,898	81,910	73,800

Operating income	81,527	21,018	36,353	76,582

Interest expense, net	14,964	14,632	14,482	14,511
Other income	722	1,215	922	771

Income before income taxes	67,285	7,601	22,793	62,842
Charge-in-lieu of income taxes	22,476	3,047	9,088	24,985

Net income	$44,809	$4,554	$13,705	$37,857

	2004 For the Quarter Ended:
	December 31	September 30	June 30	March 31
Operating revenues	$79,103	$46,920	$51,925	$85,673
Operating expenses	44,371	38,068	36,308	35,145

Operating income	34,732	8,852	15,617	50,528

Interest expense, net	7,444	7,276	7,314	7,695
Other income	525	254	139	240

Income before income taxes	27,813	1,830	8,442	43,073
Charge-in-lieu of income taxes	11,032	813	3,458	17,030

Net income	$16,781	$1,017	$4,984	$26,043

BOARDWALK PIPELINE PARTNERS, LP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

(Unaudited)

	June 30, 2006	December 31, 2005
ASSETS
Current Assets:
Cash and cash equivalents	$57,839	$65,792
Receivables, net:
Trade	41,782	59,115
Other	11,074	5,564
Gas Receivables:
Transportation and exchange	11,090	29,557
Storage	3,971	12,576
Inventories	15,828	15,881
Costs recoverable from customers	9,876	3,560
Gas stored underground	9,879	6,500
Prepaid expenses and other current assets	16,304	7,720

Total current assets	177,643	206,265

Property, Plant and Equipment:
Natural gas transmission plant	1,827,554	1,772,483
Other natural gas plant	210,245	213,136

	2,037,799	1,985,619
Less—accumulated depreciation and amortization	151,563	118,213

Property, plant and equipment, net	1,886,236	1,867,406

Other Assets:
Goodwill	163,474	163,474
Gas stored underground	169,091	169,177
Costs recoverable from customers	33,462	43,960
Other	16,533	15,209

Total other assets	382,560	391,820

Total Assets	$2,446,439	$2,465,491

The accompanying notes are an integral part of these condensed consolidated financial statements.

BOARDWALK PIPELINE PARTNERS, LP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars, except number of units)

(Unaudited)

	June 30, 2006	December 31, 2005
LIABILITIES AND PARTNERS’ CAPITAL
Current Liabilities:
Payables:
Trade	$25,244	$20,433
Other	13,012	3,681
Gas Payables:
Transportation and exchange	17,528	14,710
Storage	36,286	27,559
Accrued taxes other	15,930	16,004
Accrued interest	17,744	17,996
Accrued payroll and employee benefits	21,092	29,028
Current note payable	—	42,100
Other current liabilities	31,499	30,776

Total current liabilities	178,335	202,287

Long – Term Debt	1,101,694	1,101,290

Other Liabilities and Deferred Credits:
Postretirement benefits	39,565	32,413
Asset retirement obligations	14,496	14,074
Provision for other asset retirements	39,209	33,212
Other	33,731	93,541

Total other liabilities and deferred credits	127,001	173,240

Commitments and Contingencies (Note 5)	—	—
Partners’ Capital:
Common units—68,256,122 issued and outstanding	735,921	705,609
Subordinated units—33,093,878 issued and outstanding	281,269	266,578
General partner	17,579	16,661
Accumulated other comprehensive income (loss)	4,640	(174)

Total partners’ capital	1,039,409	988,674

Total Liabilities and Partners’ Capital	$2,446,439	$2,465,491

The accompanying notes are an integral part of these condensed consolidated financial statements.

BOARDWALK PIPELINE PARTNERS, LP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Thousands of Dollars, except number of units and per unit amounts)

(Unaudited)

	For the Six Months Ended June 30,
	2006	2005
Operating Revenues:
Gas transportation	$256,402	$236,772
Parking and lending	22,931	13,076
Gas storage	16,814	10,232
Other	6,961	8,564

Total operating revenues	303,108	268,644

Operating Costs and Expenses:
Operation and maintenance	75,160	67,628
Administrative and general	50,232	37,979
Depreciation and amortization	37,410	35,059
Taxes other than income taxes*	12,014	14,559
Net (gain) loss on disposal of operating assets	(2,205)	484

Total operating costs and expenses	172,611	155,709

Operating Income	130,497	112,935

Other (Income) Deductions:
Interest expense	30,847	29,739
Interest income	(1,242)	(746)
Interest income from affiliates	(7)	(957)
Miscellaneous other income, net	(977)	(736)

Total other (income) deductions	28,621	27,300

Income before income taxes	101,876	85,635
Income taxes and charge-in-lieu of income taxes*	246	34,073

Net Income*	$101,630	$51,562

*	Results of operations reflect a change in the tax status associated with Boardwalk Pipeline Partners coincident with its initial public offering and conversion to an MLP on November 15, 2005. Boardwalk Pipeline Partners recorded a charge-in-lieu of income taxes and certain state franchise taxes for the six month period ended June 30, 2005, and each period thereafter through the date of the offering. A subsidiary of Boardwalk Pipeline Partners directly incurs some income-based state taxes following the date of the offering.

For the Six Months Ended June 30, 2006
Calculation of limited partners’ interest in 2006 net income:
Net income to partners	$101,630
Less general partner’s interest in net income	2,033

Limited partners’ interest in net income	$99,597

Basic and diluted net income per limited partner unit:
Common units (See Note 6)	$0.95

Subordinated units (See Note 6)	$0.95

Cash distribution to common and subordinated unitholders and general partner unit equivalents	$0.54

Weighted-average number of limited partner units outstanding:
Common units	68,256,122
Subordinated units	33,093,878

The accompanying notes are an integral part of these condensed consolidated financial statements.

BOARDWALK PIPELINE PARTNERS, LP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of Dollars)

(Unaudited)

	For the Six Months Ended June 30,
	2006	2005
OPERATING ACTIVITIES:
Net income	$101,630	$51,562
Adjustments to reconcile to cash provided from (used in) operations:
Depreciation and amortization	37,410	35,059
Amortization of acquired executory contracts	(2,561)	(6,043)
Net (gain) loss on disposal of operating assets	(2,248)	484
Provision for deferred income taxes	—	41,436
Changes in operating assets and liabilities:
Receivables	39,863	44,390
Inventories	53	(1,094)
Affiliates	(122)	(1,317)
Other current assets	(14,358)	(3,665)
Accrued income taxes	38	(7,370)
Payables and accrued liabilities	15,438	(10,917)
Other, including changes in noncurrent assets and liabilities	(38,590)	(18,145)

Net cash provided by operating activities	136,553	124,380

INVESTING ACTIVITIES:
Capital expenditures, net	(51,021)	(33,018)
Insurance and other recoveries	4,960	6,392
Advances to affiliates, net	(623)	(20,852)

Net cash used in investing activities	(46,684)	(47,478)

FINANCING ACTIVITIES:
Payment of short-term debt	(42,100)	—
Proceeds from long-term debt	—	569,369
Payment of long-term debt	—	(575,000)
Distributions paid	(55,722)	(45,000)
Capital contribution from parent	—	6,684

Net cash used in financing activities	(97,822)	(43,947)

Increase (decrease) in cash and cash equivalents	(7,953)	32,955
Cash and cash equivalents at beginning of period	65,792	16,518

Cash and cash equivalents at end of period	$57,839	$49,473

The accompanying notes are an integral part of these condensed consolidated financial statements.

BOARDWALK PIPELINE PARTNERS, LP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY AND PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME

(Thousands of Dollars)

(Unaudited)

	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Common Units	Subordinated Units	General Partner	Total Member’s Equity and Partners’ Capital
Balance January 1, 2005	$1,071,651	$21,276	—	—	—	—	—	$1,092,927
Add (deduct):
Net income	—	51,562	—	$51,562	—	—	—	51,562
Capital contribution	6,684	—	—	—	—	—	—	6,684
Distributions paid	—	(45,000)	—	—	—	—	—	(45,000)
Other comprehensive (loss), net of tax	—	—	$(372)	(372)	—	—	—	(372)

Comprehensive income				$51,190

Balance, June 30, 2005	$1,078,335	$27,838	$(372)		—	—	—	$1,105,801

Balance January 1, 2006	—	—	$(174)	—	$705,609	$266,578	$16,661	$988,674
Add (deduct):
Net income	—	—	—	$101,630	67,075	32,522	2,033	101,630
Distributions paid	—	—	—	—	(36,776)	(17,831)	(1,115)	(55,722)
Other comprehensive income	—	—	4,814	4,814	—	—	—	4,814
Transaction costs related to sale of common units	—	—	—	—	13	—	—	13

Comprehensive income				$106,444

Balance June 30, 2006	—	—	$4,640		$735,921	$281,269	$17,579	$1,039,409

The accompanying notes are an integral part of these condensed consolidated financial statements.

BOARDWALK PIPELINE PARTNERS, LP

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1: Basis of Presentation

Boardwalk Pipeline Partners, LP (the Partnership) is a Delaware limited partnership formed in 2005 to own and operate the business conducted by Boardwalk Pipelines, LP (Boardwalk Pipelines) and its subsidiaries, Texas Gas Transmission, LLC (Texas Gas) and Gulf South Pipeline Company, LP (Gulf South). The Partnership is an 85.5% owned subsidiary of Boardwalk Pipelines Holding Corp. (BPHC) which is wholly owned by Loews Corporation (Loews). The Partnership is engaged through its subsidiaries in the interstate transportation and storage of natural gas and operates in one reportable segment—the operation of interstate natural gas pipeline systems.

The accompanying condensed consolidated financial statements of the Partnership were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and in the opinion of management, reflect all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 2006 and December 31, 2005, the results of operations for the six months ended June 30, 2006 and 2005 and changes in cash flows. Reference is made to the Notes to Condensed Consolidated Financial Statements in the 2005 Annual Report on Form 10-K, which should be read in conjunction with these Unaudited Condensed Consolidated Financial Statements.

Net income for interim periods may not necessarily be indicative of results for the calendar year. All significant intercompany items have been eliminated in consolidation. Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation.

In connection with the November 15, 2005 initial public offering of the Partnership (IPO), BPHC contributed all of the equity interests of Boardwalk Pipelines to the Partnership for limited partner and general partner units. This contribution was accounted for as a transfer of assets between entities under common control in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Therefore, the consolidated results of Boardwalk Pipelines for the periods prior to the IPO have been presented in this report as the consolidated results of the Partnership.

See Note 4 of the Notes to Condensed Consolidated Financial Statements for additional information related to the change in income and franchise taxes.

Note 2: Gas in Storage and Gas Receivables/Payables

Gas receivables and payables reflect amounts of customer-owned gas at the Texas Gas facilities. Consistent with regulatory treatment prescribed by the Federal Energy Regulatory Commission (FERC) and risk of loss provisions included in its tariff, Texas Gas reflects an equal and offsetting receivable and payable for customer-owned gas in its facilities for storage and related services. The gas payables amount is valued at the historical cost of gas, and was $41.4 million and $33.6 million at June 30, 2006 and December 31, 2005, respectively. The Partnership does not reflect volumes held by Gulf South on behalf of others on its Condensed Consolidated Balance Sheets. As of June 30, 2006 and December 31, 2005, Gulf South held 52.3 trillion British thermal units (TBtu) and 32.9 TBtu of gas owned by shippers, respectively, and had loaned 0.2 TBtu of gas to shippers as of December 31, 2005. No gas was loaned by Gulf South to shippers as of June 30, 2006. The average market price during June 2006 and December 2005 was $6.20 and $12.34 per one million British thermal units (MMBtu), respectively.

Note 3: Derivative Financial Instruments

In accordance with the Partnership’s risk management policy, Gulf South utilizes natural gas futures, swaps and options contracts (collectively, derivatives) to hedge exposures to market price fluctuations for natural gas.

BOARDWALK PIPELINE PARTNERS, LP

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

These transactions include hedges of anticipated natural gas purchases and sales related to system operations, fuel reimbursement and management of company-owned storage capacity. Each of these types of transactions are performed by employees of Gulf South in furtherance of its performance of transportation and storage services in interstate commerce. These derivatives are reported at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The fair values of derivatives and the effects thereof, existing as of June 30, 2006 and December 31, 2005, are included in the following captions in the Condensed Consolidated Financial Statements (expressed in millions):

	June 30, 2006	December 31, 2005
Prepaid expenses and other current assets	$6.2	$0.6
Other noncurrent assets	0.5	—
Other current liabilities	0.5	0.8
Accumulated other comprehensive income (loss)	4.6	(0.2)

The changes in fair values of the hedge contracts are expected to, and do, have a high correlation to changes in value of the anticipated transactions. The derivatives related to the sale of natural gas and derivatives related to cash for fuel reimbursement generally qualify for cash flow hedge accounting under SFAS No. 133 and are designated as such. The related unrealized gains and losses resulting from changes in the fair values of derivatives contracts designated as cash flow hedges are deferred as a component of Accumulated Other Comprehensive Income (Loss). These deferred gains and losses are recognized in the Condensed Consolidated Statements of Income when the hedged anticipated purchases or sales affect earnings. The Partnership expects to reclassify $4.1 million of the credits currently recorded in Accumulated Other Comprehensive Income to earnings by December 31, 2006. The amounts recorded in Accumulated Other Comprehensive Income (Loss) reflected in the Condensed Consolidated Balance Sheets and the Condensed Consolidated Statements of Changes in Member’s Equity and Partners’ Capital and Comprehensive Income were solely related to unrealized gains and losses on cash flow hedges.

Each reporting period the Partnership measures the effectiveness of the cash flow hedge contracts. To the extent the change in the fair value of the hedge contracts does not effectively offset the change in the fair value of the anticipated purchases or sales, the ineffective portion of the hedge contracts is currently recognized in earnings. No ineffectiveness was recorded during the six month periods ended June 30, 2006 or 2005. If the anticipated purchase or sale is deemed no longer probable to occur, hedge accounting would be terminated and the associated changes in the fair values of the derivative financial instruments would be recognized currently on the Condensed Consolidated Statements of Income. No cash flow hedges were discontinued during the six month periods ended June 30, 2006 or 2005.

The derivatives related to the value of company-owned storage capacity and the purchase of operational gas for the East Texas expansion project during the second quarter 2006 have not been designated as cash flow hedges. The changes in the values of the derivatives were recognized currently in earnings. The Partnership recognized $0.4 million of credits to earnings for the six months ended June 30, 2006 related to the change in fair values associated with the derivatives.

BOARDWALK PIPELINE PARTNERS, LP

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

The activity affecting Accumulated Other Comprehensive Income (Loss), with respect to cash flow hedges included the following:

	June 30,
	2006	2005 (net of tax)
For the six months ended (expressed in thousands):
Net unrealized losses on derivatives qualifying as cash flow hedges at the beginning of the period	$(174)	$—
Unrealized hedging gains (losses) arising during the period on derivatives qualifying as cash flow hedges	10,408	(546)
Reclassification adjustment transferred to net income	(5,594)	174

Net unrealized gains (losses) on derivatives qualifying as cash flow hedges at the end of the period	$4,640	$(372)

Note 4: Income and Franchise Taxes

The Partnership is not a taxable entity for federal income tax purposes and does not directly pay federal income tax. The Partnership’s taxable income or loss, which may vary substantially from the net income or loss reported in the Condensed Consolidated Statements of Income, is includable in the taxable income of its partners. The partners are required to pay federal income taxes and, in some cases, state and local income taxes on their share of taxable income.

Prior to converting to a limited partnership on November 15, 2005, Boardwalk Pipelines’ taxable income was included in the consolidated federal income tax return of Loews and Boardwalk Pipelines recorded a charge-in-lieu of income taxes pursuant to a tax sharing agreement with Loews. The tax sharing agreement required Boardwalk Pipelines to remit to Loews on a quarterly basis any federal income taxes as if it were filing a separate return. Boardwalk Pipelines and its subsidiaries were also included in the state franchise tax filings of BPHC. The franchise taxes were charged to, and recorded by, Boardwalk Pipelines and its subsidiaries pursuant to the companies’ tax sharing policy.

Following the IPO, the Partnership and its subsidiaries no longer record a charge-in-lieu of income taxes or certain state franchise taxes incurred by BPHC and no longer participate in a tax sharing agreement with Loews or tax sharing policy with BPHC. A subsidiary of the Partnership directly incurs some income-based state taxes which are accrued as Income Taxes and Charge-In-Lieu of Income Taxes on the Condensed Consolidated Statements of Income.

Note 5: Commitments and Contingencies

A. Impact of Hurricanes Katrina and Rita

In August and September 2005, Hurricanes Katrina and Rita and related storm activity caused extensive and catastrophic physical damage in and to the offshore, coastal and inland areas in the Gulf Coast region of the United States. A substantial portion of the Gulf South assets and a smaller portion of the Texas Gas assets are located in the area directly impacted by the hurricanes.

The total cost to repair storm damages before insurance recoveries is not expected to exceed $20.0 million, however, repairs and system evaluations are ongoing. During the second quarter 2006, as a result of a change in

BOARDWALK PIPELINE PARTNERS, LP

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

estimate primarily related to property retirements, the Partnership reduced the liability accrued for damage incurred during Hurricane Rita by $2.9 million. This decrease resulted in a reduction in overall expenses related to the hurricanes of $0.8 million for the six months ended June 30, 2006 on its Condensed Consolidated Statements of Income. The combined liability for both Hurricanes Katrina and Rita was $2.1 million as of June 30, 2006. For the six months ended June 30, 2006, the Partnership accrued estimated insurance proceeds of $2.7 million related to Hurricane Katrina which represented the minimum amount of insurance proceeds that were probable of recovery. In addition, the Partnership is pursuing recovery of insurance proceeds related to Hurricane Rita, but no amount has been recorded.

Although the Partnership does not currently anticipate that the overall impact of Hurricanes Katrina and Rita will have a material adverse effect upon its future financial condition, results of operations or cash flows, in light of the magnitude of the damage caused by the hurricanes and the enormity of the relief and reconstruction effort, substantial uncertainty remains as to the ultimate impact these hurricanes will have on the Partnership.

B. Legal Proceedings

Hurricane Katrina—Related Class Actions

Gulf South, along with at least eight other interstate pipelines and major natural gas producers, has been named in two Hurricane Katrina-related class action lawsuits filed in the United States District Court for the Eastern District of Louisiana. The lawsuits allege that the dredging of canals caused damages to the marshes and that undamaged marshes would have prevented all, or almost all, of the loss of life and destruction of property caused by Hurricane Katrina. These cases are in very early stages and, as such, the Partnership cannot reasonably estimate the amount of potential loss, if any.

Napoleonville Salt Dome Matter

In December 2003, natural gas leaks were observed near two natural gas storage caverns that were being leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately and ceased using those storage caverns. Two class action lawsuits were filed relating to this incident and were converted to individual actions, a declaratory judgment action has been filed and stayed against Gulf South by the lessor of the property, and several individual actions have been filed against Gulf South and other defendants by local residents and businesses. In addition, the lessor of the property has filed an affirmative claim against Gulf South in an action filed against the lessor by one of Gulf South’s insurers. Gulf South intends to vigorously defend each of these actions, however it is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible these actions could be decided unfavorably. Gulf South has settled several of the cases filed against it and may enter into discussions in an attempt to settle other cases if Gulf South believes it is appropriate to do so.

From the date of acquisition of Gulf South on December 29, 2004 through June 30, 2006, Gulf South has incurred $5.4 million for remediation costs, root cause investigation, and legal fees and had a liability balance at June 30, 2006 and December 31, 2005, of $0.9 million and $1.1 million, respectively, in Other Liabilities on the Condensed Consolidated Balance Sheets pertaining to this incident. Gulf South has made demand for reimbursement from its insurance carriers and will continue to pursue recoveries of the remaining expenses, including legal expenses. To date its insurance carriers have not taken any definitive coverage positions on all of the issues raised in the various lawsuits. For the six months ended June 30, 2006, Gulf South received $0.8 million of insurance reimbursements for legal expenses and root cause investigation. The range of loss related to this incident could not be estimated at June 30, 2006.

BOARDWALK PIPELINE PARTNERS, LP

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Other Legal Matters

Devon Energy Eugene Island Offshore Facilities Settlement. In June 2006, Gulf South received $4.0 million from Devon Energy in settlement of a lawsuit concerning the parties’ rights and obligations under a lease for a platform that Devon will decommission in the Eugene Island area in the Gulf of Mexico. The proceeds will be used to offset the costs of rebuilding certain offshore facilities. As of June 30, 2006, Gulf South deferred the settlement proceeds in Other Payables. The total cost of the new facilities is not expected to exceed $8.0 million.

The Partnership’s subsidiaries are parties to various other legal actions arising in the normal course of business. Management believes the disposition of all known outstanding legal actions will not have a material adverse impact on its financial condition, results of operations or cash flows.

C. Regulatory and Rate Matters

Expansion Projects

The Partnership is currently engaged in the following expansion projects:

East Texas/Mississippi Pipeline Expansion Project. Gulf South has entered into long-term precedent agreements with customers providing firm commitments for most of the capacity on its 1.5 Bcf per day pipeline expansion project. The Partnership expects the total cost for the 1.5 Bcf per day expansion to be approximately $800 million, and expects the new capacity associated with this project to be in service during the second half of 2007. Gulf South has been granted the authority to initiate the pre-filing process for this project. Gulf South expects to file its certificate application with FERC on or about September 1, 2006.

Western Kentucky Storage Expansion. Texas Gas has accepted, subject to FERC approval, commitments from customers for incremental no-notice service and firm storage service that will allow it to expand the working gas capacity in its Western Kentucky storage complex by approximately 9 Bcf. On April 14, 2006, Texas Gas filed an application with FERC requesting authority to proceed with this expansion project. The proposed in-service date for the storage expansion is November 2007.

Lake Charles, Louisiana Expansion. On March 17, 2006, Gulf South received approval from FERC to purchase an undivided 38.46 percent interest in 1.7 miles of pipeline from Trunkline Gas Company, LLC (Trunkline Gas) for $1.9 million. The pipeline connects Trunkline LNG Company, LLC’s liquefied natural gas import terminal in Lake Charles, Louisiana to Gulf South’s pipeline. Gulf South’s ownership interest will be equivalent to 500,000 dekatherms per day. Trunkline Gas will continue to operate the pipeline pursuant to an operating agreement. This transaction was completed March 31, 2006, and the assets were placed in service in April 2006.

Magnolia Storage Expansion. Gulf South has leased a gas storage facility near Napoleonville, Louisiana, and is currently developing high-deliverability storage caverns. During recent mining operations, certain issues have arisen causing the mining of the caverns to be temporarily suspended. Gulf South will conduct operational integrity tests on the cavern and associated facilities during the third quarter 2006. If the test results are favorable, Gulf South expects the storage facilities to be in service during 2009. If the test results are not favorable,

BOARDWALK PIPELINE PARTNERS, LP

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

management will consider the options it has available, including developing a new cavern, or sale or abandonment of the project. The total book value at June 30, 2006 was $42.2 million. During the second quarter 2006, the Partnership tested the investment in Magnolia for recoverability in accordance with the requirements of SFAS No 144, Accounting for the Impairment or Disposal of Long-Lived Assets. No impairment loss was recognized as a result of the recoverability test.

General Rate Case

On April 29, 2005, Texas Gas filed a general rate case. Texas Gas began collecting new rates, subject to refund, on November 1, 2005. Texas Gas and the other participants (FERC staff and customers) reached an unopposed settlement offer that was approved by FERC on April 21, 2006, and became final on June 20, 2006. The annual settled cost of service was $257.8 million. On June 30, 2006, Texas Gas refunded approximately $6.6 million consisting of $6.4 million in principal and $0.2 million of interest to its customers. The amount of the refund was accrued as a reduction to revenues and an increase to interest expense over the period from November 1, 2005 to the date of the refund. At December 31, 2005 the amount of the estimated liability for refund was approximately $5.0 million.

Due to the settlement, in the first quarter 2006, Texas Gas began to amortize the balance of its regulatory asset for postretirement benefits other than pensions (PBOP). The amortization of the remaining regulatory asset balance of approximately $28.5 million at June 30, 2006 will continue to be amortized on a straight-line basis over approximately five years.

Pipeline Integrity

The Office of Pipeline Safety (OPS) has issued a final rule that requires natural gas pipeline operators to develop integrity management programs. On June 30, 2005, FERC issued an order addressing the accounting treatment for the costs pipeline operators will incur in implementing all aspects of pipeline integrity management programs. FERC’s accounting guidance became effective prospectively, beginning with integrity management costs incurred on or after January 1, 2006. Amounts capitalized in periods prior to January 1, 2006, were permitted to remain as recorded. The Partnership applied the accounting guidance order on January 1, 2006. There were no changes to the Partnership’s accounting policy for the pipeline integrity management programs as a result of the application of this guidance.

D. Environmental and Safety Matters

Texas Gas and Gulf South are subject to federal, state and local environmental laws and regulations in connection with the operation and remediation of various sites. When possible, the Partnership enters into voluntary remediation programs with the regulatory agencies. The Partnership accrues for environmental remediation expenses resulting from existing conditions that relate to past operations when the costs are probable and can be reasonably estimated. As of June 30, 2006 and December 31, 2005, the Partnership had an accrued liability of approximately $20 million related to environmental remediation.

The Partnership’s pipeline operations are subject to the Clean Air Act (CAA) and include two facilities in areas affected by non-attainment requirements for the current ozone standard (eight-hour standard), which are now in compliance. As of June 30, 2006, the Partnership had incurred costs of approximately $14 million for emission control modifications of compression equipment located at facilities required to comply with current CAA provisions and state implementation plans for nitrogen oxide reductions. The costs were recorded as additions to property, plant and equipment (PPE) as the modifications were added. If the Environmental

BOARDWALK PIPELINE PARTNERS, LP

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Protection Agency (EPA) designates additional new non-attainment areas where the pipelines operate, the cost of additions to PPE would be expected to increase. The Partnership is unable at this time to estimate with any certainty the cost of any additions that may be required.

In addition, the EPA promulgated new rules regarding hazardous air pollutants in 2004, which will impose additional controls at four facilities at an estimated cost of $1.6 million. The effective compliance date for the hazardous air pollutants regulations is 2007. The Partnership anticipates installation of associated controls to meet these new regulations in 2006 and 2007.

The Partnership considers environmental assessment, remediation costs and costs associated with compliance with environmental standards to be recoverable through its rates, as they are prudent costs incurred in the ordinary course of business. No regulatory asset has been recorded to defer these costs. The actual costs incurred will depend on the amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

E. Commitments for Construction

Boardwalk Pipeline Partners’ significant commitments for construction as of June 30, 2006, by period were as follows (expressed in millions):

Less than 1 year	$271.9
1-2 years	37.2
3-5 years	—
> 5 years	—

Total	$309.1

The commitments for construction were primarily related to the East Texas/Mississippi pipeline expansion. For further discussion of the East Texas/Mississippi pipeline expansion see Note 5C Expansion Projects contained herein.

F. Lease Commitments

Boardwalk Pipeline Partners has various operating lease commitments extending through the year 2018 covering storage facilities, offices and other equipment. The table below summarizes minimum future commitments related to these items at June 30, 2006, as follows (expressed in millions):

2006	$3.0
2007	6.4
2008	5.5
2009	4.4
2010	4.2
Thereafter	14.5

Total	$38.0

The increase in lease commitments from December 31, 2005 was related to the signing of a ten-year lease for new office facilities at Gulf South. The estimated commencement date of the lease is May 1, 2007.

BOARDWALK PIPELINE PARTNERS, LP

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Note 6: Net Income per Limited Partner Unit

The Partnership calculates net income per limited partner unit in accordance with Emerging Issues Task Force Issue No. 03-6 (EITF No. 03-6), Participating Securities and the Two-Class Method under Financial Accounting Standards Board (FASB) Statement No. 128. In Issue 3 of EITF No. 03-6, the EITF reached a consensus that undistributed earnings for a period should be allocated to a participating security based on the contractual participation rights of the security to share in those earnings as if all of the earnings for the period had been distributed. The Partnership’s general partner holds contractual participation rights which are incentive distribution rights in accordance with the partnership agreement as follows:

Net Income per Unit	Limited Partner Units (and Subordinated Units*)	General Partner Units
Up to $0.4025	98%	2%
From $0.4026 to $0.4375	85%	15%
From $0.4376 to $0.5250	75%	25%
Greater than $0.5250	50%	50%

*	Under the terms of the partnership agreement, distributions during the subordination period are first made to the common unitholders and general partner, and then to the subordinated unitholders and general partner to the extent the total distributed amount is greater than the minimum quarterly distribution of $0.35 per unit to the common unitholders.

Due to the seasonal nature of the Partnership’s business, with the highest percentage of earnings typically occurring in the first and fourth quarters of a calendar year, the amount reported for net income per limited partner unit on the Condensed Consolidated Statements of Income for the six month period ended June 30, 2006 was reduced to take into account an assumed allocation to the general partner’s incentive distribution rights. However, the Partnership has not paid, nor has the general partner authorized the payment of any amounts to the general partner on account of its incentive distribution allocation rights. Assuming a historically seasonal earnings pattern, as the year progresses the impact on the disclosed net income per limited partner unit from the assumed allocation to the general partner’s incentive distribution rights would be reduced in subsequent year-to-date reporting periods from the assumed effect indicated in the six-month period ended June 30, 2006 on a stand-alone basis.

A reconciliation of the limited partners’ interest in net income and net income available to limited partners used in computing net income per limited partner unit is as follows (expressed in thousands, except per unit data):

For the Six Months Ended June 30, 2006
Limited partners’ interest in net income	$99,597
Less assumed allocation to incentive distribution rights	3,503

Net income available to limited partners	96,094
Less assumed allocation to subordinated units	31,378

Net income available to common units	$64,716

Weighted average common units	68,256

Weighted average subordinated units	33,094

Net income per limited partner unit—common units	$0.95

Net income per limited partner unit—subordinated units	$0.95

BOARDWALK PIPELINE PARTNERS, LP

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Note 7: Sale of Facilities

In June 2006, Texas Gas received $2.5 million for the sale of offshore transmission facilities in the Gulf of Mexico at West Cameron 294. The sale of the facilities was considered a normal retirement. In accordance with the composite method of accounting for property, plant and equipment, the proceeds and the related book value of the plant were recorded to accumulated depreciation which is classified as Property, plant and equipment, net on the Condensed Consolidated Balance Sheets.

Note 8: Financing

As of June 30, 2006 and December 31, 2005 the weighted-average interest rate of the Partnership’s long-term debt was 5.29%.

In June 2006, certain subsidiaries of the Partnership entered into a $400 million unsecured revolving credit facility which amended and restated the previous $200 million facility entered into by Boardwalk Pipelines at the time of the IPO. Under the amended and restated facility, which will continue to be guaranteed by the Partnership, Boardwalk Pipelines, Texas Gas and Gulf South may borrow funds, up to sub-limits. Interest on amounts drawn under the credit facility will be payable at a floating rate equal to an applicable spread per annum over the London Interbank Offered Rate (LIBOR) or a base rate defined as the greater of the prime rate or the Federal funds rate plus 50 basis points. Under the terms of the agreement, each of the borrowers respectively must maintain a minimum ratio, as of the last day of each fiscal quarter, of consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization (as defined in the agreement), measured for the preceding twelve months, of not more than five to one. There were no outstanding borrowings against the facility as of June 30, 2006.

In connection with the IPO, Boardwalk Pipelines borrowed approximately $42.1 million under its revolving credit facility to reimburse BPHC for capital expenditures it incurred in connection with the acquisition of Gulf South. Interest on the borrowings was accrued at the 3-month LIBOR rate plus applicable margin (4.68%). The borrowings were repaid in full during February 2006.

In December 2004, Boardwalk Pipelines borrowed $575.0 million as an interim term loan in connection with the Gulf South Acquisition. In January 2005, Boardwalk Pipelines issued $300.0 million principal amount of 5.50% notes due in 2017 and Gulf South issued $275.0 million principal amount of 5.05% notes due in 2015. The proceeds from these notes, together with available cash, were used to repay the interim loan.

Note 9: Credit Concentration

Natural gas price volatility has increased dramatically in recent years, which has materially increased credit risk related to gas loaned to customers. As of June 30, 2006, the amount of gas loaned by the Partnership’s subsidiaries was approximately 16 TBtu and, assuming an average market price during June 2006 of $6.20 per MMBtu, the market value of that gas was approximately $99.2 million. As of December 31, 2005, the amount of gas loaned was approximately 15 TBtu and, assuming an average market price during December 2005 of $12.34 per MMBtu, the market value of that gas was approximately $185.1 million. If any significant customer should have credit or financial problems resulting in a delay or failure to repay the gas owed to the Partnership’s subsidiaries, this could have a material adverse effect on the Partnership’s financial condition, results of operations and cash flows.

BOARDWALK PIPELINE PARTNERS, LP

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Note 10: Employee Benefits

Retirement Plan

Substantially all of Texas Gas’ employees are covered under a non-contributory, defined benefit pension plan. Texas Gas also provides postretirement life insurance and postretirement health care benefits to certain retired employees. Texas Gas uses a measurement date of December 31 for its pension and postretirement benefits plans.

During the first quarter 2006, Texas Gas began recognizing pension expense based on the actuarially determined net periodic pension cost pursuant to the settlement of its rate case. Based on the annual actuarial study, pension expense for 2006 was determined to be approximately $4.0 million. During the six months ended June 30, 2006, Texas Gas recorded pension expense retroactive to November 1, 2005, the date on which Texas Gas’ new general rate case became effective. As of June 30, 2006, no cash contributions had been made for the current year, however, the contribution for 2006 is expected to be $3.5 million.

Net periodic benefit cost components were as follows (expressed in thousands):

	Pension Benefits For the Six Months Ended June 30,		Other Benefits For the Six Months Ended June 30,
	2006	2005	2006	2005
Service cost	$2,150	$1,950	$1,105	$1,038
Interest cost	3,200	3,000	3,526	3,612
Expected return on plan assets	(3,550)	(3,450)	(2,326)	(2,316)
Amortization of prior service cost	—	—	(647)	—
Amortization of accumulated loss	200	—	770	180
Regulatory accrual/amortization	—	(1,500)	3,610	136

Estimated net periodic benefit cost	$2,000	$—	$6,038	$2,650

Defined Contribution Plans

Subsidiaries of the Partnership maintain defined contribution plans covering substantially all of its employees. Costs related to these plans were $2.5 million and $2.4 million for the six months ended June 30, 2006 and 2005.

Postretirement Benefits other than Pensions

In May 2006, as part of an overall cost reduction program, Texas Gas announced to its employees and retirees a plan to make changes to PBOP beginning January 1, 2007. Under the revised plan, Texas Gas will cap its contributions toward medical benefit coverage for pre-65 retirees to the amount contributed for each retiree in 2006. For retirees age 65 and older, Texas Gas will cap its contribution at three times the 2006 amount. In addition, Texas Gas will no longer cover prescription drug costs for retirees age 65 and older. In conjunction with the plan amendments, Texas Gas increased the discount rate used in determining the accumulated postretirement benefit obligation (APBO) and net periodic postretirement benefit cost from 5.88% to 6.38%, effective June 1, 2006 to accomodate changes in market interest rates since the end of 2005. The changes will result in an estimated reduction in the APBO of approximately $75.3 million for the plan amendment and $13.5 million for the increase in the discount rate. In accordance with SFAS No. 106, Employers’ Accounting for Postretirement

BOARDWALK PIPELINE PARTNERS, LP

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Benefits other than Pensions, the decrease in the APBO from the plan amendment will be recognized as a reduction to net periodic postretirement benefit cost over the average remaining service lives of active employees covered under the plan, or approximately nine years. For the second quarter 2006, the change resulted in a reduction of $1.3 million for net periodic benefit cost from the amount that would otherwise have been recognized.

Early Retirement Incentive Program

In May 2006, Texas Gas began implementing an early retirement incentive program (ERIP) available to approximately 240 non-executive employees age 52 and older with at least five years of service. Under the program, Texas Gas would provide eligible employees three additional years for purposes of age-based vesting under the postretirement medical plan and three additional years of pay credits under the pension plan. Retirements under the program would generally be effective January 1, 2007. For the second quarter 2006, Texas Gas did not recognize any effects of the program in its financial statements due to uncertainty as to which, if any, eligible employees would accept the terms of the program and the resulting inability to quantify the actual financial results of the program. The eligible employees will indicate their intent to participate in the program during the third quarter 2006.

Note 11: Related Parties

Loews has a policy of charging its subsidiary companies for management services provided by Loews. The Partnership recorded $6.5 million and $4.0 million for the six months ended June 30, 2006 and 2005 for management services.

Note 12: Distributions

On July 31, 2006, the Partnership declared a quarterly distribution of $0.38 per unit, payable on August 18, 2006 to unitholders of record on August 11, 2006, including common and subordinated units and the 2% general partner interest held by its general partner.

On May 19, 2006, the Partnership paid a cash distribution of $0.36 per unit to unitholders of record on May 12, 2006, including common and subordinated units and the 2% general partner interest held by its general partner.

On February 23, 2006, the Partnership paid a cash distribution of $0.1788 per unit. This distribution represented a prorated portion of the $0.35 per unit “minimum quarterly distribution” (as defined in the Partnership’s partnership agreement) for the period from November 15, 2005 through December 31, 2005.

Note 13: Guarantee of Senior Notes

The senior notes proposed to be issued by Boardwalk Pipelines will be fully and unconditionally guaranteed by Boardwalk Pipeline Partners. Boardwalk Pipeline Partners has no independent assets or operations other than its investment in its subsidiaries. Boardwalk Pipeline Partners does have separate partners’ capital including publicly traded limited partner common units.

Boardwalk Pipeline Partners’ subsidiaries have no significant restrictions on their ability to pay dividends or loans to Boardwalk Pipeline Partners and have no restricted assets at June 30, 2006.

INDEPENDENT AUDITORS’ REPORT

To the Partners of

Gulf South Pipeline Company, LP:

We have audited the accompanying statements of operations, changes in partner capital and cash flows of Gulf South Pipeline Company, LP (the “Company”) for the period January 1 through December 28, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2004 financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period January 1 through December 28, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 27, 2006

Report of Independent Auditors

To the Partners

Gulf South Pipeline Company, LP

We have audited the accompanying statements of operations, changes in partner capital, and cash flows of Gulf South Pipeline Company, LP for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Gulf South Pipeline Company, LP for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Houston, Texas

March 4, 2004

GULF SOUTH PIPELINE COMPANY, LP

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 AND

PERIOD JANUARY 1 THROUGH DECEMBER 28, 2004

(in thousands)

	January 1 Through December 28, 2004	For the Year Ended December 31, 2003
OPERATING REVENUES:
Transportation	$207,974	$194,171
Storage	14,741	15,636
Other	18,136	1,932

Total operating revenues	240,851	211,739

OPERATING COSTS AND EXPENSES:
Operation and maintenance	96,701	115,823
General and administrative	25,294	43,872
Depreciation	36,239	31,061
Taxes other than income	6,674	6,625
Loss on disposal of operating assets	4,360

Total operating costs and expenses	169,268	197,381

OPERATING INCOME	71,583	14,358

OTHER (INCOME) DEDUCTIONS:
Interest (income) expense—net	89	(707)
Other expense—net		1,021

Total other deductions	89	314

INCOME BEFORE CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE	71,494	14,044

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE		663

NET INCOME	$71,494	$14,707

See notes to financial statements.

GULF SOUTH PIPELINE COMPANY, LP

STATEMENTS OF CHANGES IN PARTNER CAPITAL

YEAR ENDED DECEMBER 31, 2003 AND

PERIOD JANUARY 1 THROUGH DECEMBER 28, 2004

(in thousands)

	General Partner	Limited Partners	Total
BALANCE—January 1, 2003	$10,334	$1,023,066	$1,033,400
Comprehensive income:
Net income	148	14,559	14,707
Other comprehensive loss:
Change in unrealized cash flow hedge value	(21)	(2,042)	(2,063)
Amounts reclassified out of other comprehensive income	11	1,117	1,128

Loss on cash flow hedges—net	(10)	(925)	(935)

Total comprehensive income	138	13,634	13,772
Distributions	(1,470)	(145,530)	(147,000)

BALANCE—December 31, 2003	9,002	891,170	900,172
Comprehensive income:
Net income	715	70,779	71,494
Other comprehensive gain:
Change in unrealized cash flow hedge value	(32)	(3,141)	(3,173)
Amounts reclassified out of other comprehensive income	46	4,540	4,586

Gain on cash flow hedges—net	14	1,399	1,413

Total comprehensive income	729	72,178	72,907
Distributions	(470)	(46,484)	(46,954)

BALANCE—December 28, 2004	$9,261	$916,864	$926,125

See notes to financial statements.

GULF SOUTH PIPELINE COMPANY, LP

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003 AND

PERIOD JANUARY 1 THROUGH DECEMBER 28, 2004

(in thousands)

	January 1 Through December 28, 2004	For the Year Ended December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$71,494	$14,707
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation	36,239	31,061
Loss on sale of asset	1,503	264
Accretion for asset retirement	220	212
Cumulative effect of change in accounting principle		(663)
Changes in operating assets and liabilities:
Net changes in working capital accounts	(1,097)	28,267
Change in other noncurent asset and liability accounts-net	3,500	3,369

Cash flows provided by operating activities	111,859	77,217

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures—net	(43,640)	(78,151)
Proceeds from sale of asset	351	243
Advances made to parent	(16,956)

Cash flows used in investing activities	(60,245)	(77,908)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in due from and due to Parent		145,747
Distributions to partners	(46,954)	(147,000)

Cash flows used in financing activities	(46,954)	(1,253)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,660	(1,944)
CASH AND CASH EQUIVALENTS—Beginning of period	440	2,384

CASH AND CASH EQUIVALENTS—End of period	$5,100	$440

SUPPLEMENTAL INFORMATION OF NONCASH OPERATING AND INVESTING ACTIVITIES:
Asset recorded as a result of adoption of SFAS No. 143		$2,651
Change in value of derivative instruments not recorded in income	$1,413	$(935)
Liability recorded as a result of adoption of SFAS No. 143		$1,458
Transfer of natural gas included in property, plant and equipment to natural gas inventories		$7,471
Cash paid during the period for interest (net of amount capitalized)	$88

See notes to financial statements.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS

1. CORPORATE STRUCTURE

Gulf South Pipeline Company, LP (“Gulf South” or the “Company”) is a wholly owned subsidiary of Boardwalk Pipelines, LP (formerly Boardwalk Pipelines, LLC) (“Boardwalk”) and is engaged in the gathering and transmission of natural gas in the states of Texas, Louisiana, Mississippi, Alabama, and northern Florida to distribution systems owned by others, electric utilities, other pipeline companies, and industrial companies. Gulf South also owns and operates gas storage facilities in Louisiana and Mississippi and operates in one reportable segment.

On December 29, 2004 Boardwalk Pipelines, LP acquired the limited and general partnership interests in Gulf South from Entergy-Koch, LP (“EKLP”) for a cash purchase price of $1.1 billion, subject to certain working capital adjustments (“Acquisition”). Boardwalk is a wholly-owned subsidiary of Boardwalk Pipeline Partners, LP (“Boardwalk Pipeline Partners”). Boardwalk Pipeline Partners is a publicly-traded Delaware limited partnership formed in 2005 by a subsidiary of Loews Corporation (“Loews”) to own and operate the business conducted by Boardwalk.

Prior to December 29, 2004, Gulf South was an indirectly wholly owned subsidiary of EKLP which was established in February 2001. EKLP was a limited partnership indirectly owned by Entergy Corporation (“Entergy”) and Koch Industries, Inc. (“Koch”).

2. BASIS OF PRESENTATION

The accompanying financial statements of Gulf South were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

3. ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, and expenses. On an ongoing basis, Gulf South evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from such estimates.

Allowance for Doubtful Accounts—An allowance for doubtful accounts is established on a case-by-case basis when the Company believes the required payment of specific amounts owed to it is unlikely to occur. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance, or when a receivable is deemed uncollectible. For the period ended January 1 through December 28, 2004, and the year ended December 31, 2003, Gulf South expensed $1.0 million and $0.2 million, respectively, related to uncollectible accounts.

Regulatory Accounting—Gulf South is regulated by the Federal Energy Regulatory Commission (“FERC”). Gulf South does not apply SFAS No. 71, which requires that rate-regulated public utilities account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates when certain criteria are met. Certain services provided by Gulf South are market-based and competition in Gulf South’s market area has often resulted in discounts from the maximum allowable cost-based rate such that SFAS No. 71 is not appropriate. Therefore, Gulf South does not record any regulatory assets or liabilities.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents—Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid investments with an original maturity of three months or less.

Derivative Financial Instruments—In accordance with Gulf South’s risk management policy, Gulf South utilizes natural gas futures, swap, and option contracts (collectively, “hedge contracts”) to hedge certain exposures to market price fluctuations on its anticipated purchases and sales of gas and anticipated cash for fuel reimbursement related to transportation revenues. These hedge contracts are reported at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended.

The changes in fair value of the hedge contracts are expected to, and do, have a high correlation to changes in the anticipated purchase and sales prices of gas and therefore qualify for hedge accounting under SFAS No. 133. The related gains and losses derived from changes in the fair value of hedge contracts are deferred as a component of accumulated other comprehensive income. These deferred gains and losses are recognized in the statements of operations when the hedged anticipated purchases or sales affect earnings. However, to the extent that the change in the fair value of the hedge contracts does not effectively offset the change in the fair value of the anticipated transaction, the ineffective portion of the hedge contracts is immediately recognized. If the hedge contracts cease to have high correlation or if the anticipated purchase or sale is deemed no longer probable to occur, hedge accounting is terminated and the associated changes in the fair value of the derivative financial instruments are recognized in the related period on the statements of operations.

For the year ended December 31, 2003, there was no ineffectiveness recognized in earnings. For the period January 1 through December 28, 2004, the Company reclassified $2.7 million from accumulated other comprehensive income to a charge in Loss on disposal of operating assets when it was determined that an anticipated sale of system balancing gas would not occur as originally planned. No cash flow hedges were discontinued during 2003.

Property, Plant and Equipment and Depreciation—Construction costs and expenditures for major renewals and improvements, which extend the lives of the respective assets, are capitalized. The ordinary sale or retirement of property in the Gulf South system could result in a gain or loss.

Gulf South depreciates its assets using the straight line method of depreciation over the respective useful lives of the assets, which range from three to 30 years.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For the period ended January 1 through December 28, 2004 and the year ended December 31, 2003, no impairment charges were recognized by Gulf South.

Asset Retirement Obligations—Gulf South applies SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses accounting and reporting for legal asset retirement obligations (AROs) associated with the retirement of long-lived assets. SFAS No. 143 requires entities to record the fair value of a liability for an ARO during the period in which the liability is incurred, if a reasonable estimate of fair value can be made. The liability is adjusted in subsequent periods as accretion expense is recognized. Corresponding retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the useful life of the asset. The adoption of SFAS No. 143 during 2003 resulted in a cumulative effect of a change in accounting principle of approximately $0.7 million. Accretion and depreciation expense during 2003 and the period January 1, through December 28, 2004 decreased net income by $0.5 million for both periods.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

Gulf South has identified legal obligations associated with the abandonment of offshore pipeline laterals, the abandonment of certain onshore facilities and the abatement of asbestos in certain compressor stations and meter station buildings upon removal. Pursuant to federal regulations, Gulf South has a legal obligation to cut and purge any pipeline that will remain in place after abandonment and to remove offshore platforms once gas flow has ceased. Abatement of asbestos consists of removal, transportation and disposal. Furthermore, legal obligations exist for certain other Gulf South’s utility assets; however, the fair value of the obligations cannot be determined because the end of the utility system life is potentially indefinite and therefore cannot be estimated with the degree of accuracy necessary to establish a liability for the obligations.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47), which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when the obligation is incurred—generally upon acquisition, construction or development and/or through the normal operation of the asset, if the fair value of the liability can be reasonably estimated. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Uncertainty about the timing and/or method of settlement is required to be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 had no material impact on Gulf South.

Revenue Recognition—The maximum rates that may be charged for gas transportation are established through FERC ratemaking. Rates charged by Gulf South may be less than those allowed by FERC due to discounts or negotiated rate agreements. Revenues from the transportation of gas are recognized in the period the service is provided based on contractual terms and the related transported volumes. Gulf South’s storage rates are market-based pursuant to authority granted by FERC. Revenues from storage services are recognized as services are provided over the term of the contract.

Retained fuel is a component of Gulf South’s tariff structure and is recognized at market prices in the month of retention. Customers may also elect to pay cash for fuel, instead of having fuel retained in kind. Retained fuel revenues of $65.5 million and $66.7 million are included in Transportation revenues for the period January 1 through December 28, 2004 and the year ended December 31, 2003, respectively. For the period January 1 through December 28, 2004, $4.0 million of condensate revenue was included in Other revenue and $2.0 million of expense related to the condensate revenue was included in Operation and maintenance expense in the Statements of Operations. For the 2003 period, these amounts were included in Other expense.

Repair and Maintenance Costs—Gulf South accounts for repair and maintenance costs in accordance with FERC regulations, which are consistent with GAAP. The FERC regulations require the Company to identify installation, construction and replacement costs that are to be capitalized. All other costs are expensed as incurred. Costs related to pipeline assessment activities that result in capital improvements to the pipeline are capitalized and amortized over the life of the asset. Pipeline assessment costs, including direct assessment and in-line inspection, were capitalized during the periods reported. Amounts capitalized for the period January 1 through December 28, 2004 and the year ended December 31, 2003 were $6.6 and $4.6 million respectively.

Income Taxes—Gulf South is not a taxable entity for federal income tax purposes. As such, it does not directly pay federal income tax. Gulf South’s taxable income or loss, which may vary substantially from the net income or loss reported in the statements of operations, is includable in the federal income tax returns of each partner.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

Reclassifications—Certain reclassifications have been made to the presentation of balances from prior periods to conform with the current-period financial statement presentation. These reclassifications have no net effect on previously reported results of operations.

4. COMMITMENTS AND CONTINGENCIES

Pipeline Integrity—In December 2003, the U.S. Department of Transportation Office of Pipeline Safety issued a final rule incorporating the requirements of the Pipeline Safety Improvement Act of 2002. The rule requires gas pipeline operators to develop integrity management programs for transmission pipelines that could affect high consequence areas (HCAs) in the event of pipeline failure. Pursuant to the rule, Gulf South was required by December 17, 2004 to identify HCAs on their systems and develop a written integrity management program providing for a baseline assessment and periodic reassessments to be completed within specified timeframes. Gulf South’s estimated costs to comply with the rule during the initial ten-year baseline period ending in 2012 will range from $55 to $65 million.

Environmental and Safety Matters—Gulf South is subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. Gulf South accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and can be reasonably estimated.

Koch indemnified Gulf South for all known environmental liabilities as of February 1, 2001, arising from conditions existing or events occurring at Gulf South’s operations prior to the inception of EKLP. In addition, Koch and affiliates of Entergy will indemnify EKLP for any unknown environmental liabilities that occurred prior to February 1, 2001, related to the respective assets contributed to EKLP by such parties which are identified before the tenth anniversary date of EKLP’s formation. Any such environmental liabilities first identified prior to the sixth anniversary date are subject to a $50,000 per event deductible while those first identified after the sixth anniversary but before the tenth anniversary date are subject to a $1.0 million per event deductible.

Napoleonville Salt Dome Matter—On or about December 24, 2003, natural gas leaks were observed at the surface near two natural storage caverns that were being leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately and ceased using those storage caverns. Two class action lawsuits have been filed to date relating to this incident. A declaratory judgment action has been filed and stayed against Gulf South by the lessor of the property. In addition, the lessor has now brought an affirmative claim against Gulf South. Several individual actions have been filed against Gulf South and other defendants by local residents and businesses. Gulf South has been informed by plaintiff’s counsel in the two class action lawsuits that they intend to convert the class actions lawsuits into individual actions. Pleadings to institute such a change in status have been circulated in one of the cases. Gulf South intends to vigorously defend each of these actions; however, it is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible that these actions could be decided unfavorably. Gulf South may enter into discussions in an attempt to settle particular cases if Gulf South believes it is appropriate to do so.

For period ended January 1 through December 28, 2004, and the year ended December 31, 2003, Gulf South incurred $14.2 million and $18.0 million, respectively, for remediation costs, root cause investigation, and legal fees. Gulf South has made demand for reimbursement from its insurance carriers and in November 2004 received $10.5 million for reimbursement of remediation and non-litigation expenses. In January 2005, Gulf South received $4.2 million for the reimbursement of natural gas loss, which was included in Other revenues for the period January 1, 2004 through December 28, 2004. Gulf South will continue to pursue recoveries of the

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

remaining expenses but to date the insurance carriers have not taken any definitive coverage positions on each of the issues raised in the various lawsuits. The total range of loss related to this incident could not be estimated at December 28, 2004.

Recent Tariff and Fuel Filings—Gulf South’s tariffs provide for a reimbursement of fuel equal to 1.6% of volumes transported. In FERC Docket No. RP05-76, Gulf South was permitted to charge customers for only lost and unaccounted for gas volumes exclusively on the Lake Charles system rather than the general reimbursement for 1.6% of volumes transported. In addition, under Docket No. RP-05-353, Gulf South received the tariff flexibility under specific market and operational circumstances to also only charge customers for lost and unaccounted for gas volumes on certain transactions rather than the general reimbursement for 1.6% of volumes transported.

Wyble Litigation—On July 26, 2002, the following lawsuit was filed against Gulf South, and GS Pipeline Company, LLC, both subsidiaries of EKLP: Joseph Wyble, Robert May, Robert Hames, and Winston Land & Cattle Company, Inc. vs. Gulf South Pipeline Company, LP and GS Pipeline Company, LLC; Civil Action No. 9:02 CV 200 In the United States District Court for the Eastern District of Texas, Lufkin Division.

This lawsuit involved allegations that Gulf South violated the federal Natural Gas Pipeline Safety Act and sought injunctive and other relief to prevent Gulf South’s alleged continuation of unsafe operating practices in violation of the Pipeline Safety Act. On March 4, 2004, the parties entered into a memorandum of understanding that agreed to settle the action pursuant to confidential terms. Such amount was included in the financial statements as a liability as of December 31, 2003. On December 17, 2004, Gulf South received an insurance reimbursement in the amount of $9.3 million related to the legal defense associated with the Wyble law suit, which was credited to General and administrative expense in the statements of operations.

Other Legal Proceedings—Gulf South is party to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on its results of operations or cash flows.

5. EMPLOYEE BENEFITS

The Company has established a Money Purchase Pension Plan, which is available to all active employees meeting certain minimum requirements. This plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Under the terms of the plan, 4% of employees’ base compensation is contributed to the plan. Gulf South also established the 401(k) Retirement Plan, which is available to all active employees. This plan is a defined contribution plan subject to the provisions of the ERISA. Employees may contribute to the plan a percentage of their annual salary, subject to Internal Revenue Service limits. Gulf South matches 100% of the first 6% contributed by employees with over one year of service. Gulf South contributed to the plans approximately $2.1 million for the period January 1 through December 28, 2004 and $2.0 million for the year ended December 31, 2003.

6. CONCENTRATIONS OF CREDIT RISK

Approximately 13.5%, and 19.6% of Gulf South’s total operating revenues were derived from one major non-affiliated customer, Centerpoint Energy Resources, for the period January 1 through December 28, 2004 and the year ended December 31, 2003, respectively. Effective November 1, 2004, Entergy-Koch Trading was purchased by Merrill Lynch & Co. Prior to that date, that division was named Entergy-Koch Trading and was considered a related party. Consequently, Entergy-Koch Trading revenues for 2004 and 2003 are disclosed in Note 7, Related-Party Transactions.

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

7. RELATED-PARTY TRANSACTIONS

EKLP provided working capital to Gulf South and maintained a centralized cash management function pursuant to a bilateral loan agreement between the two parties whereby excess cash was invested to maximize the return to EKLP. The Company was paid interest or paid interest on the excess cash or working capital advances received from or made by EKLP, respectively. For the period ended December 28, 2004 the Company recognized net interest expense of $0.3 million and for the year ended December 31, 2003 the Company recognized net interest income of $1.1 million related to the cash management program with EKLP.

The Company was a member of an operating group under the control of EKLP. As such, the Company was engaged in transactions characteristic of group administration and operation with other members of the group. EKLP allocated charges relating to accounting, tax, human resources, and other administrative costs to its subsidiary companies equally, consistent with a calculated usage factor. Expenses charged to the Company from EKLP for the period ended December 28, 2004, and the year ended December 31, 2003, were $3.9 million and $4.0 million, respectively.

The Company provided transportation and storage services and sold excess fuel to its pre acquisition affiliate, Entergy-Koch Trading, totaling $35.1 million and $34.9 million for the period January 1 through December 28, 2004 and the year ended December 31, 2003, respectively. Effective November 1, 2004, Entergy-Koch Trading was purchased by Merrill Lynch & Co. and was therefore no longer considered a related party.

The Company provided transportation and storage services to its pre acquisition affiliate, Entergy, and related companies in the amounts of $7.4 million and $7.7 million for the period January 1 through December 28, 2004 and the year ended December 31, 2003, respectively.

From January 1 through November 30, 2004 and for the year ended December 31, 2003, Gulf South leased office space at its Greenway Plaza location in Houston, Texas from a Koch affiliate through a lease agreement with EKLP. Effective December 1, 2004, Gulf South entered into a lease agreement with Koch to lease the office space directly. The lease expense related to these facilities was $1.3 million and $1.2 million for the period January 1 through December 28, 2004 and the year ended December 31, 2003 respectively.

Additionally, Gulf South purchased information technology services from a Koch affiliate in the amounts of $5.1 million and $4.6 million for period January 1 through December 28, 2004 and the year ended December 31, 2003, respectively.

In 2003, Gulf South declared a dividend to EKLP in the amount of $147.0 million.

8. SUPPLEMENTAL CASH FLOW INFORMATION

Components of net changes in working capital are as follows:

	January 1 through December 28, 2004	For the year ended December 31, 2003
Changes in operating assets and liabilities:
Increase in accounts receivable	$(2,579)	$(6,505)
Change in transportation and exchange receivables and payables—net	7,646	(5,126)
(Increase) decrease in gas stored underground—current	4,931	(791)
Increase in accounts payable	6,165	9,657
Increase (decrease) in deferred income	7,853	(1,128)
Increase (decrease) in accrued liabilities and other taxes	(25,611)	32,256
Change in value of derivative instruments, reflected in other current assets and liabilities, not recorded in income	1,413	(935)
Change in other current assets and liabilities—net	(915)	839

	$(1,097)	$28,267

GULF SOUTH PIPELINE COMPANY, LP

NOTES TO FINANCIAL STATEMENTS—(Continued)

9. OTHER EXPENSE—NET

Components of other (income) expense are as follows for the year ended December 31, 2003:

Transportation by others	$734
Condensate services	(908)
Loss on disposal of assets and other related costs	706
Other	489

Total	$1,021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

Boardwalk GP, LP:

We have audited the accompanying consolidated balance sheet of Boardwalk GP, LP (the “Company”) as of December 31, 2005. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of the Company as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 13, 2006

BOARDWALK GP, LP

CONSOLIDATED BALANCE SHEET

(Thousands of Dollars)

December 31, 2005
ASSETS
Current Assets:
Cash and cash equivalents	$65,792
Receivables, net:
Trade	59,115
Other	5,564
Gas Receivables:
Transportation and exchange	29,557
Storage	12,576
Inventories	15,881
Costs recoverable from customers	3,560
Gas stored underground	6,500
Prepaid expenses and other current assets	7,720

Total current assets	206,265

Property, Plant and Equipment:
Natural gas transmission plant	1,772,483
Other natural gas plant	213,136

1,985,619
Less—accumulated depreciation and amortization	118,213

Property, plant and equipment, net	1,867,406

Other Assets:
Goodwill	163,474
Gas stored underground	169,177
Costs recoverable from customers	43,960
Other	15,209

Total other assets	391,820

Total Assets	$2,465,491

The accompanying notes are an integral part of this Consolidated Balance Sheet.

BOARDWALK GP, LP

CONSOLIDATED BALANCE SHEET

(Thousands of Dollars)

December 31, 2005
LIABILITIES AND PARTNERS’ CAPITAL
Current Liabilities:
Payables:
Trade	$20,433
Affiliates	835
Other	3,681
Gas Payables:
Transportation and exchange	14,710
Storage	27,559
Accrued taxes other	16,004
Accrued interest	17,996
Accrued payroll and employee benefits	29,028
Current note payable	42,100
Other current liabilities	29,941

Total current liabilities	202,287

Long –Term Debt	1,101,290

Other Liabilities and Deferred Credits:
Postretirement benefits	32,413
Asset retirement obligation	14,074
Provision for other asset retirement	33,212
Other	93,541

Total other liabilities and deferred credits	173,240

Minority interest	276,541
Commitments and Contingencies (Note 3)	—

Partners’ Capital:	712,133

Total Liabilities and Partners’ Capital	$2,465,491

The accompanying notes are an integral part of this Consolidated Balance Sheet.

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET

Note 1: Corporate Structure

Boardwalk GP, LP (the General Partner) is a Delaware limited partnership formed in August 2005 to become the general partner of Boardwalk Pipeline Partners, LP (Boardwalk Pipeline Partners). The General Partner owns a 2% general interest and all of the incentive distribution rights in Boardwalk Pipeline Partners. Unless the context clearly indicates otherwise, references to the General Partner throughout these Notes include the operations of Boardwalk Pipeline Partners. The General Partner is ultimately, through other subsidiaries, a wholly owned subsidiary of Loews Corporation (Loews).

Boardwalk Pipeline Partners, LP was formed to own and operate the business conducted by Boardwalk Pipelines, LP, and its subsidiaries, Texas Gas Transmission, LLC (Texas Gas) and Gulf South Pipeline Company, LP (Gulf South). The ownership of each of these entities is described below:

•	“Boardwalk GP, LP or the “General Partner” refers to Boardwalk GP, LP, the general partner of Boardwalk Pipeline Partners, LP;

•	“BGL” refers to Boardwalk GP, LLC, the general partner of Boardwalk GP, LP;

•	“Boardwalk Pipeline Partners” refers to Boardwalk Pipeline Partners, LP;

•	“Boardwalk Pipelines” refers to Boardwalk Pipelines, LP (formerly Boardwalk Pipelines, LLC);

•	“BPHC” refers to Boardwalk Pipelines Holding Corp, wholly owned by Loews;

•	“Gulf South” refers to Gulf South Pipeline Company, LP;

•	“Loews” refers to Loews Corporation; and

•	“Texas Gas” refers to Texas Gas Transmission, LLC.

On November 15, 2005, Boardwalk Pipeline Partners sold 15 million common units in an underwritten initial public offering (IPO), the net proceeds of which were approximately $271.4 million. Boardwalk Pipeline Partners used the net proceeds from the IPO to repay $250.0 million of indebtedness to Loews, and provide $21.4 million of additional working capital to its subsidiaries. The common units sold in the IPO represent approximately 14.5% of the outstanding equity of Boardwalk Pipeline Partners, which includes common units, subordinated units, and a 2% general partner interest. All of the common and subordinated units, other than the common units sold in the IPO, are held by BPHC. Boardwalk Pipeline Partners is traded under the symbol “BWP” on the New York Stock Exchange (NYSE).

On May 16, 2003, Boardwalk Pipelines acquired all of the capital stock of Texas Gas Transmission Corporation for $804 million (TG-Acquisition). Texas Gas subsequently converted from a corporation to a limited liability company. On December 29, 2004, Boardwalk Pipelines acquired Gulf South from Entergy-Koch, LP (GS-Acquisition).

Basis of Presentation

The accompanying Consolidated Balance Sheet of the General Partner was prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Due to the substantive control the General Partner has over Boardwalk Pipeline Partners, the General Partner consolidates its interest in Boardwalk Pipeline Partners in its Consolidated Balance Sheet.

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

Note 2: Accounting Policies

Principles of Consolidation

The Consolidated Balance Sheet includes the accounts of the General Partner and its controlled subsidiaries. Intercompany transactions have been eliminated.

Partners’ Capital and Minority Interest

The General Partner is part of a group under common control that includes other wholly owned subsidiaries of Loews. Accordingly, the ownership interests that the other entities in this controlled group have in Boardwalk Pipeline Partners are classified as Partners’ Capital on the Consolidated Balance Sheet. Ownership interests of public common unit holders that are not part of this controlled group are shown as Minority Interest on the Consolidated Balance Sheet.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities. On an ongoing basis, the General Partner evaluates its estimates, including those related to refund obligations, bad debts, materials and supplies obsolescence, investments, intangible assets, goodwill, property and equipment and other long-lived assets, workers’ compensation insurance, pensions and other post-retirement and employment benefits and contingent liabilities. The General Partner bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Segment Information

The General Partner operates in one reportable segment – gas transportation and integrated underground gas storage. This segment consists of interstate natural gas pipeline systems originating in the Gulf Coast area and running north and east through Texas, Louisiana, Arkansas, Mississippi, Alabama, Florida, Tennessee, Kentucky, Indiana, Ohio and Illinois, with 13,470 miles of pipelines.

Cash and Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid investments with an original maturity of three months or less.

Cash Management

Under the cash management program, depending on whether a participating subsidiary has short-term cash surpluses or cash requirements, Boardwalk Pipeline Partners either provides cash to the subsidiary or the subsidiary provides cash to Boardwalk Pipeline Partners.

Inventories

Inventories consisting of materials and supplies are carried at the lower of average cost or market less an allowance for obsolescence.

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

Gas in Storage and Gas Receivables/Payables

Both Texas Gas and Gulf South have underground gas in storage which is utilized for system management and operational balancing, as well as for certain tariff services including firm, interruptible and no-notice storage services and parking and lending (PAL) services. Consistent with the above, certain of these volumes are necessary to provide storage services which allow third parties to store their own natural gas in the pipelines’ underground facilities. Additionally, in the course of providing transportation and storage services to customers, the pipelines may receive different quantities of gas from shippers and operators than the quantities delivered on behalf of those shippers and operators. Transportation or contractual imbalances are repaid or recovered in cash or through the receipt or delivery of gas in the future. Settlement of imbalances requires agreement between the pipeline and shippers or operators as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions.

The accompanying Consolidated Balance Sheet reflects the balance of underground gas in storage, as well as the resulting activity relating to the services and balancing activity described above. Gas stored underground includes natural gas volumes owned by the pipelines, reduced by certain operational encroachments upon that gas. In accordance with SFAS No. 71 Texas Gas records Gas stored underground at historical cost. For Gulf South, the carrying value of noncurrent Gas stored underground, exclusive of operational encroachments, is recorded at historical cost including certain purchase accounting adjustments required by GAAP. Current Gas stored underground represents retained fuel and excess working gas at Gulf South which is available for resale and is valued at the lower of weighted-average cost or market.

Gas receivables and payables represent certain amounts attributable to system balancing and storage related tariff services. As discussed above, imbalances arise in the normal course of providing transportation and storage services to customers. Gas receivables and payables include volumes receivable from or payable to third parties in connection with the imbalance activity. For Texas Gas, these amounts are valued at the historical value of gas in storage, consistent with the regulatory treatment and the settlement history. For Gulf South, these receivables and payables are valued at market price.

Gas receivables and payables also reflect certain amounts of customer-owned gas at the Texas Gas facilities. Consistent with certain regulatory treatment prescribed by FERC and risk of loss provisions included in its tariff, Texas Gas reflects an equal and offsetting receivable and payable for certain customer-owned gas in its facilities for certain storage and related services. The gas payables amount was valued at the historical cost of gas consistent with other Texas Gas balances, and was $34.8 million at December 31, 2005. The General Partner does not reflect volumes held by Gulf South on behalf of others on its Consolidated Balance Sheet. As of December 31, 2005, Gulf South held 32.9 billion cubic feet (Bcf) of gas owned by shippers, and had loaned 0.1 Bcf of gas to shippers. The average market price during December 2005 was $12.34 per million British thermal units (MMBtu).

Derivative Financial Instruments

In accordance with the General Partner’s risk management policy, Gulf South utilizes natural gas futures, swap, and option contracts (collectively, “hedge contracts”) to hedge certain exposures to market price fluctuations on Gulf South’s anticipated purchases and sales of gas and anticipated cash for fuel reimbursement related to transportation revenues. These hedge contracts are reported at fair value in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended.

The changes in fair value of the hedge contracts are expected to, and do, have a high correlation to changes in the anticipated purchase and sales prices of gas and therefore qualify for hedge accounting under SFAS

BOARDWALK GP, LP

NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

No. 133. In addition, if the hedge contracts cease to have high correlation or if the anticipated purchase or sale is deemed no longer probable to occur, hedge accounting is terminated and the associated changes in the fair value of the derivative financial instruments are recognized in the related period on the income statement. The related gains and losses derived from changes in the fair value of hedge contracts are deferred as a component of accumulated other comprehensive loss. These deferred gains and losses are recognized in the income statement when the hedged anticipated purchases or sales affect earnings. However, to the extent that the change in the fair value of the hedge contracts does not effectively offset the change in the fair value of the anticipated purchases or sales, the ineffective portion of the hedge contracts is immediately recognized. Gulf South expects to reclassify the entire amount of accumulated other comprehensive loss to earnings by December 31, 2006.

The fair values of derivatives and the effects thereof, existing as of December 31, 2005, are included in the following captions in the Consolidated Balance Sheet (expressed in millions):

December 31, 2005
Prepaid expenses and other current assets	$0.6
Other current liabilities	0.8
Accumulated other comprehensive loss	0.2

Property, Plant and Equipment

PPE is recorded at its original cost of construction or fair value of the assets acquired. For Texas Gas, PPE as of the date of the TG-Acquisition is reflected at its historical cost. PPE as of the date of the GS-acquisition at Gulf South has been reflected at estimated fair value, consistent with the results of an appraisal. Construction costs and expenditures for major renewals and improvements, which extend the lives of the respective assets, are capitalized.

The General Partner evaluates long-lived assets for impairment when, in management’s judgment, events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is compared to the carrying value of the assets to determine whether an impairment has occurred. If an impairment of the carrying value has occurred, the amount of impairment recognized is determined by estimating the fair value of the assets and recording a loss in the income statement for the amount that the carrying value exceeds the estimated fair value.

Texas Gas’ depreciation is provided primarily on the straight-line method at FERC-prescribed rates over estimated useful lives of 5 to 56 years. Reflecting the application of composite depreciation, gains and losses from the ordinary sale and retirement of PPE generally do not impact net PPE on the Texas Gas system. Gulf South depreciates assets using the straight line method of depreciation over the respective useful lives of the assets, which range from 3 to 35 years. The ordinary sale or retirement of property in the Gulf South system could result in a gain or loss in the income statement.

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PPE as of December 31, 2005 was as follows (expressed in thousands):

Category	2005 Class Amount	Weighted-Average Useful Lives (Years)
Depreciable plant:
Intangible	$10,776	30
Gathering	88,852	19
Storage	155,717	46
Transmission	1,484,901	42
General	64,548	19

Total utility depreciable plant	1,804,794	41

Non-depreciable:
Land	9,470
Storage	85,393
Other	85,962

Total other	180,825

Total PPE	1,985,619
Less: accumulated depreciation	118,213

Total PPE, net	$1,867,406

The non-transmission assets have weighted-average useful lives of 33 years as of December 31, 2005. The gross non-transmission asset value was $309.4 million as of December 31, 2005. The non-depreciable assets and work in progress of $180.8 million as of December 31, 2005 are not included in the calculation of the weighted-average useful lives.

Impairment of Goodwill

As part of the allocation of the purchase price of the TG-Acquisition, the excess purchase price over the fair value of the assets and liabilities was allocated to goodwill. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires the evaluation of goodwill for impairment at least annually or more frequently if events and circumstances indicate that the asset might be impaired. The annual impairment test is performed on December 31.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the financial statements.

The purchase price allocation for the TG-Acquisition reflects the underlying assumption that the historical net book value of regulatory related assets and liabilities are considered to be the fair value of those respective assets and liabilities. The excess purchase price over the fair value of the assets and liabilities was allocated to goodwill. Texas Gas used a discounted cash flow model to estimate the fair value of its reporting unit, and that estimated fair value was compared to its carrying amount, including goodwill. The estimated fair value was in excess of the carrying amount at December 31, 2005, and therefore, resulted in no impairment.

Regulatory Accounting

Texas Gas and Gulf South are regulated by FERC. SFAS No. 71 requires that rate-regulated public utilities that meet certain specified criteria account for and report assets and liabilities consistent with the economic effect

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of the manner in which independent third-party regulators establish rates. Texas Gas applies SFAS No. 71. Therefore, certain costs and benefits are capitalized as regulatory assets and liabilities, respectively, based on expected recovery from customers or refund to customers in future periods. Gulf South does not apply SFAS No. 71. Certain services provided by Gulf South are market-based and competition in Gulf South’s market area often results in discounts from the maximum allowable cost-based rate such that SFAS No. 71 is not appropriate. Therefore, Gulf South does not record any regulatory assets or liabilities.

The General Partner monitors the regulatory and competitive environment in which it operates to determine that the regulatory assets recorded at Texas Gas continue to be probable for recovery. If the General Partner were to determine that all or a portion of these regulatory assets no longer met the criteria for continued application of SFAS No. 71, that portion which was not recoverable would be written off, net of any regulatory liabilities which would no longer be deemed refundable. The pipelines have various mechanisms whereby rates or surcharges are established and revenues are collected and recognized based on estimated costs. None of the regulatory assets shown below were earning a return as of December 31, 2005.

The amounts recorded as regulatory assets and liabilities in the Consolidated Balance Sheet as of December 31, 2005, is summarized as follows (shown in thousands):

Regulatory Assets:
Pension	$3,841
Tax effect of AFUDC equity	7,236
Unamortized debt expense and premium on reacquired debt	12,701
Postretirement benefits other than pension	33,156
Fuel tracker	2,005
Imbalances/storage valuation tracker	1,283

Total regulatory assets	$60,222

Regulatory Liabilities:
Provision for asset retirement	$33,212
Unamortized discount on long-term debt	(2,024)

Total regulatory liabilities	$31,188

The tax effect of allowance for funds used during construction (AFUDC) equity represents amounts recoverable from rate payers for the tax effects created prior to the change in Boardwalk Pipelines’ tax status. The table above also includes amounts related to unamortized debt expense and unamortized discount on long-term debt. While these amounts are not regulatory assets and liabilities as defined by SFAS No. 71, they are a critical component of Texas Gas’ embedded cost of debt financing utilized in its rate proceedings. Certain amounts in the table are reflected as a negative, or a reduction, to be consistent with the manner in which Texas Gas records these items in its regulatory books of account.

Excise Taxes

The General Partner may collect from customers certain excise taxes imposed by state or local governments upon customers. These amounts are accumulated as a liability until remitted to the state or local taxing authority.

Acquired Executory Contracts

As a result of the GS-Acquisition, the General Partner acquired certain shipper contracts at fair value. The below market valuation balance of $5.3 million as of December 31, 2005, included $4.0 million as a component

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of Other current liabilities and $1.3 million as a component of Other liabilities and deferred credits. These credits will be amortized over the life of the shipper contracts ranging from three months to three years.

Asset Retirement Obligations

The General Partner applies SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses accounting and reporting for legal asset retirement obligations (AROs) associated with the retirement of long-lived assets. SFAS No. 143 requires entities to record the fair value of a liability for an ARO during the period in which the liability is incurred, if a reasonable estimate of fair value can be made. The liability is reported at fair value and is adjusted in subsequent periods as accretion expense is recorded. Corresponding retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the useful life of the asset.

Texas Gas’ depreciation rates for utility plant are approved by FERC. The approved depreciation rates are comprised of two types: one based on economic service life (capital recovery) and one based on net costs of removal (negative salvage). Therefore, Texas Gas accrues estimated net costs of removal of long-lived assets through negative salvage expense. Accordingly, Texas Gas collects a certain amount in rates representing estimated costs of removal, which do not represent a legal obligation. The General Partner has reclassified $33.2 million as of December 31, 2005 in the accompanying Consolidated Balance Sheet as Provision for other asset retirement.

The General Partner has identified and recorded legal obligations associated with the abandonment of offshore pipeline laterals, the abandonment of certain onshore facilities and abatement of asbestos when removed from certain compressor stations and meter station buildings. Pursuant to federal regulations, the General Partner has a legal obligation to cut and purge any pipeline that will remain in place after abandonment and to remove offshore platforms once gas flow has ceased. Abatement of asbestos consists of removal, transportation and disposal. Furthermore, legal obligations exist for certain other General Partner utility assets; however, the fair value of the obligations cannot be determined because the end of the utility system life is potentially indefinite and therefore cannot be estimated with the degree of accuracy necessary to establish a liability for the obligations.

The table below summarizes the aggregate carrying amount of AROs as follows (expressed in thousands):

Balance at beginning of year	$3,254
Liabilities recorded	10,593
Liabilities settled	(417)
Accretion expense	644

Balance at end of year	$14,074

In March 2005, Financial Accounting Standards Board (FASB) issued Interpretation No. 47, Accounting for Conditional AROs, which clarifies when an entity is required to recognize a liability for the fair value of a conditional ARO. The Interpretation is effective for fiscal years ending after December 15, 2005. In light of this interpretation, The General Partner believes that an ARO exists for Texas Gas’ corporate office building constructed in Owensboro, Kentucky, in 1962. Under the legal requirements enacted by the Environmental Protection Agency (EPA) during 1973, Texas Gas became legally obligated to dismantle and remove the asbestos from its corporate office at the end of its useful life, estimated to be within a range of years between 2112 through 2162. The estimated useful life was obtained from a study by the original architects performed in 1995,

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and confirmed by Natural Resource Group in 2003, indicating that the spray-applied asbestos can be maintained, in place, undisturbed, indefinitely, following written maintenance procedures. The General Partner anticipates that the fair value of any liability relating to the remediation referred to above is not material to the Consolidated Balance Sheet.

Unit-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant-date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. The General Partner adopted SFAS 123R during 2005 due to the adoption of the Long-Term Incentive Plan in 2005.

In February 2006, FAS 123(R)-4 amended FASB SFAS 123(R) to require evaluation of the probability of occurrence of a contingent cash settlement event in determining whether the underlying options or similar instruments issued as employee compensation should be classified as liabilities or equity. The General Partner applied the principles of FAS 123(R)-4 in conjunction with the adoption of FAS No. 123(R). The application of FAS 123(R) did not have a material impact on its Consolidated Balance Sheet. For further detailed discussion of the General Partner’s Long-Term Incentive Plan, see Note 5 of these Notes to Consolidated Balance Sheet.

Revenue Recognition

Texas Gas is subject to FERC regulations and, accordingly, certain revenues collected may be subject to possible refunds upon final orders in pending cases. Texas Gas estimates rate refund liabilities considering its own and third-party regulatory proceedings, advice of counsel and estimated total exposure. As of December 31, 2005, an estimated refund liability of approximately $5.0 million related to Texas Gas’ open general rate case filed on April 29, 2005, was recorded on the Consolidated Balance Sheet. Texas Gas anticipates that the general rate case will be settled and all required refunds will be paid during 2006.

The General Partner has deferred revenue of $1.0 million at December 31, 2005, related to the fair value of prepaid PAL services to be provided through 2006. Revenue deferred at year end will be recognized when the services are provided. All deferred revenue as of December 31, 2005, will be recognized during 2006.

Accounts Receivable

Accounts receivable are stated at the historical carrying amount net of reserves or write-offs. The General Partner establishes an allowance for doubtful accounts receivable on a case-by-case basis when it believes the required payment of specific amounts owed is unlikely to occur. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance.

Repair and Maintenance Costs

Texas Gas and Gulf South account for repair and maintenance costs under the guidance of FERC regulations, which is consistent with GAAP. FERC identifies installation, construction and replacement costs that are to be capitalized. All other costs are expensed as incurred.

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Capitalized Interest

The allowance for funds used during construction represents the cost of funds applicable to the regulated natural gas transmission plant under construction as permitted by FERC regulatory practices. The table below summarizes the allowance for borrowed funds and the allowance for equity funds used during construction as follows (expressed in millions):

For the Year Ended December 31, 2005
Allowance for borrowed funds used during construction and capitalized interest	$0.7
Allowance for equity funds used during construction	1.4

Income Taxes

The General Partner is not a taxable entity for federal income tax purposes. As such, it does not directly pay federal income tax. The General Partner’s taxable income or loss is included in the taxable income of BPHC.

Cash Distribution Policy

Boardwalk Pipeline Partners’ cash distribution policy reflects a basic judgment that unitholders will be better served by Boardwalk Pipeline Partners’ distribution of available cash surplus rather than them retaining it. The cash distribution policy is consistent with the terms of its partnership agreement which requires Boardwalk Pipeline Partners to distribute “available cash,” as that term is defined in the partnership agreement, to unitholders on a quarterly basis.

There is no guarantee that unitholders will receive quarterly distributions from Boardwalk Pipeline Partners. Its distribution policy may be changed at any time and is subject to certain restrictions or limitations, including, among others, its general partner’s broad discretion to establish reserves which could reduce cash available for distributions, FERC regulations which places restrictions on various types of cash management programs employed by companies in the energy industry, including Texas Gas and Gulf South, the requirements of applicable state partnership and limited liability company laws, and the requirements of the revolving credit facility which would prohibit Boardwalk Pipeline Partners from making distributions to unitholders if an event of default were to occur.

Incentive Distribution Rights.

The General Partner holds incentive distribution rights which represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the subsequent target distribution levels have been achieved. The General Partner currently holds all of the incentive distribution rights, but may transfer these rights separately from its interest, subject to restrictions in its partnership agreement.

Assuming Boardwalk Pipeline Partners does not issue any additional classes of units and the General Partner maintains its 2% interest, if it has made distributions to unitholders from operating surplus in an amount equal to the minimum quarterly distribution for any quarter, assuming no arrearages, then, it will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partner as follows:

•	First, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unitholder receives a total of $0.4025 per unit for that quarter, the “first target distribution”;

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•	Second, 85% to all unitholders, pro rata, and 15% to the General Partner, until each unitholder receives a total of $0.4375 per unit for that quarter, the “second target distribution”;

•	Third, 75% to all unitholders, pro rata, and 25% to the General Partner, until each unitholder receives a total of $0.5250 per unit for that quarter, the “third target distribution”; and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the General Partner.

Note 3: Commitments and Contingencies

Impact of Hurricanes Katrina and Rita

In late August and September 2005, Hurricanes Katrina and Rita and related storm activity, such as windstorms, storm surges, floods and tornadoes, caused extensive and catastrophic physical damage in and to the offshore, coastal and inland areas located in the Gulf Coast region of the United States, specifically parts of Louisiana, Mississippi and Alabama. A substantial portion of the Gulf South assets and a smaller portion of the Texas Gas assets are located in the area directly impacted by the Hurricanes.

Gulf South experienced damage to gas metering facilities, cathodic protection devices, communication devices, rights of way and other above ground facilities such as office buildings and signage. Texas Gas experienced only minimal damage. The pipelines continued to operate throughout the Hurricanes and thereafter, and the vast majority of service to customers was not interrupted. As of December 31, 2005, Gulf South had an accrued liability of $5.6 million on the Consolidated Balance Sheet related to these Hurricanes.

Legal Proceedings

Hurricane Katrina Related Class Actions

Gulf South, along with at least eight other interstate pipelines and major natural gas producers, has been named in two Hurricane Katrina-related class action lawsuits seeking an unspecified amount of damages. The lawsuits were filed in the United States District Court for the Eastern District of Louisiana. The lawsuits allege that the dredging of canals, including pipeline canals for the purpose of installing natural gas pipelines, throughout the marshes of Southeastern Louisiana, and the failure to maintain such canals, caused damage to the marshes and that undamaged marshes would have prevented all, or almost all, of the loss of life and destruction of property caused by Hurricane Katrina. These cases are in a very early stage and, as such, the General Partner cannot reasonably estimate the amount of loss, if any.

Although the General Partner does not currently anticipate that the overall impact of Hurricanes Katrina and Rita will have a material adverse effect upon its future financial condition, in light of the magnitude of the damage caused by the Hurricanes and the enormity of the relief and reconstruction effort, substantial uncertainty remains as to the ultimate impact on its business and financial condition in the near or long term. The reconstruction of the Gulf Coast region is in the early planning stages and the implementation and success of these plans are outside the General Partner’s control.

Calpine Bankruptcy

On December 20, 2005, Calpine Corporation (Calpine) filed a voluntary petition in the United States Bankruptcy Court for the Southern District of New York in Manhattan seeking reorganization under the provisions of Chapter 11 of the United States Bankruptcy Code. Calpine continues to operate its business as a debtor-in-possession under the jurisdiction of the bankruptcy court and in accordance with the applicable

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provisions of the Bankruptcy Code and the orders of the bankruptcy court. As of the petition date, Calpine owed the General Partner an immaterial amount for services. However, Gulf South has firm contracts with Calpine that extend through May 2023. It is uncertain whether Calpine will accept or reject these firm contracts at this time. The pre-petition amount was immaterial and should not have a material impact on the General Partner’s financial position.

Napoleonville Salt Dome Matter

On or about December 24, 2003, natural gas leaks were observed at the surface near two natural storage caverns that were being leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately and ceased using those storage caverns. Two class action lawsuits have been filed to date relating to this incident; a declaratory judgment action has been filed and stayed against Gulf South by the lessor of the property, and several individual actions have been filed against Gulf South and other defendants by local residents and businesses. Gulf South has been informed by plaintiff’s counsel in the two class action lawsuits that they intend to convert the class actions lawsuits into individual actions. Pleadings to institute such a change in status have been circulated in one of the cases. Gulf South intends to vigorously defend each of these actions; however, it is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible that these actions could be decided unfavorably. Gulf South may enter into discussions in an attempt to settle particular cases if Gulf South believes it is appropriate to do so. This lease was terminated during 2005.

Gulf South had an accrual balance at December 31, 2005 of $1.1 million in Other liabilities on the Consolidated Balance Sheet relating to remediation costs, root cause investigation, and legal fees pertaining to this incident. Gulf South has made demand for reimbursement from its insurance carriers and will continue to pursue recoveries of the remaining expenses, including legal expenses, but to date its insurance carriers have not taken any definitive coverage positions on each of the issues raised in the various lawsuits. For the year ended December 31, 2005. The total range of loss related to this incident could not be estimated at December 31, 2005.

Other Legal Matters

The General Partner, together with its subsidiaries, are parties to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on its future financial condition.

In connection with the acquisition of Texas Gas, Williams agreed to indemnify Boardwalk Pipelines for any liabilities or obligations in connection with certain litigation or potential litigation including, among others, these previously disclosed matters:

•	Litigation filed by Jack Grynberg alleging that approximately 300 energy companies, including Texas Gas, had violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons; and

•	A claim by certain parties for back rental associated with their alleged ownership of a partial mineral interest in a tract of land in a gas storage field owned by Texas Gas. In December 2003, a lawsuit was filed against Texas Gas in Muhlenberg County, Kentucky, seeking unspecified damages related to this claim. On April 18, 2005, in the first phase of this lawsuit, the court entered an order granting partial summary judgment against Texas Gas related to the vesting of legal title to the disputed acreage. The lawsuit has moved into the next phase for determination of whether various legal and equitable defenses to plaintiff’s ownership are applicable.

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As a result, Williams continues to defend these actions on behalf of Boardwalk Pipeline Partners and Texas Gas. Because Williams has retained responsibility for these claims, they are not expected to have a material effect upon the General Partner’s future financial condition.

Regulatory and Rate Matters

Expansion Projects

East Texas and Mississippi Pipeline Expansion. In February and March of 2006, Gulf South entered into long-term agreements with customers providing firm commitments for capacity on its 1.5 Bcf per day pipeline expansion projects in East Texas and Mississippi. The General Partner expects the total cost for the 1.5 Bcf expansion to be approximately $800 million, and expects the new capacity to be in service during the second half of 2007.

The East Texas pipeline expansion will extend from Carthage in East Texas to the Perryville area in Richland Parish, Louisiana. Natural gas originating primarily from the prolific Barnett Shale and Bossier Sands producing regions of East Texas will be transported to interstate pipelines serving markets in the Midwest and Northeast, including Texas Gas, MRT, Tennessee, ANR, Columbia Gulf and Southern Natural. The Mississippi pipeline expansion will continue eastward from the Perryville area to the Jackson, Mississippi area and will provide additional supplies to customers in the Northeast and Southeast through interconnects with interstate pipelines serving those markets, including Texas Eastern, Transco, Southern Natural and Florida Gas, and to customers in the Baton Rouge—New Orleans industrial complex.

These projects are subject to FERC approvals. Gulf South will submit separate applications to FERC for authority to construct the East Texas and Mississippi expansion projects. In February 2006, FERC granted Gulf South’s request to initiate the pre-filing process for the East Texas expansion.

Western Kentucky Storage Expansion. In November 2005, Texas Gas completed the expansion of its western Kentucky storage complex by approximately 8 Bcf of working gas, which allows for the additional withdrawal of approximately 82 million cubic feet (MMcf)/day, and contracted with customers for that new capacity at maximum rates for five years. In addition, Texas Gas has accepted commitments from customers for incremental no-notice service and firm storage service that will allow it to further expand the working gas in this storage complex by approximately 9 Bcf, subject to FERC approval. The General Partner expects this second storage expansion to go into service in late 2007. In conjunction with the 2005 storage expansion mentioned above, Texas Gas sold 3.3 Bcf of storage gas to one of the customers that had contracted for the new firm storage service.

East Texas Lease Arrangement. In December 2005, Texas Gas initiated service under a lease arrangement which allowed it to tie in 100 MMcf/day of supply from the growing Barnett Shale production area in East Texas to the Texas Gas system at Sharon, Louisiana, using existing pipeline infrastructure.

Magnolia Storage Facility. Gulf South has leased a gas storage facility, which it refers to as the Magnolia facility, near Napoleonville, Louisiana, at which it has installed two compressor stations, with a combined horsepower of 9,470, and other storage infrastructure and is currently developing a high-deliverability storage cavern that, when operational, may add up to approximately 5 Bcf of working gas storage capacity. Magnolia’s storage capacity is expected to be in service and available for sale at market-based rates in late 2008 or early 2009, subject to the operational requirements of the lessor.

General Rate Case

On April 29, 2005, Texas Gas filed a general rate case. The rate case reflects a requested increase in annual cost of service from $258.0 million to $300.0 million, primarily attributable to increases in the utility rate base,

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operating expenses, rate of return and related taxes. On May 31, 2005, FERC issued an order (the Suspension Order) accepting and suspending the filed rates to become effective November 1, 2005, subject to refund, in the event lower rates are finally established in the rate case. The Suspension Order set the rate case for a hearing before an administrative law judge. Texas Gas began collecting its new rates, subject to refund, on November 1, 2005. Texas Gas and the other participants (FERC staff and customers) have been conducting informal settlement negotiations. As a result of these negotiations, the procedural schedule in the rate case has been suspended in order to provide the participants time to draft and file a settlement intended to resolve all issues without a formal hearing. As of December 31, 2005, an estimated refund liability of approximately $5.0 million related to Texas Gas’ open general rate case was recorded on the Consolidated Balance Sheet. Texas Gas anticipates that the general rate case will be settled and all required refunds will be paid during 2006. Gulf South currently has no requirements to file a general rate case.

Pipeline Integrity

The Office of Pipeline Safety has issued a final rule that requires natural gas pipeline operators to develop integrity management programs. Pursuant to the rule, pipelines were required by December 17, 2004, to identify high consequence areas (HCAs) on their systems and develop a written integrity management program providing for a baseline assessment and periodic reassessments to be completed within specified timeframes. The General Partner has complied with these requirements. Its estimated costs to comply with the rule during the initial ten-year baseline period ending in 2012 range from $95 to $115 million. The General Partner has invested approximately $14.5 million during the 24 months ended December 31, 2005, to develop integrity management programs that allow it to dynamically assess various pipeline risks on an integrated basis. The General Partner has systematically used smart, in-line inspection tools to verify the integrity of certain of its pipelines.

On June 30, 2005, FERC issued an order addressing the accounting treatment for the costs that pipeline operators will incur in implementing all aspects of pipeline integrity management programs in HCAs. FERC’s general accounting rules provide that costs incurred to inspect, test and report on the condition of plant to determine the need for repairs or replacements are to be charged to maintenance expense in the period the costs are incurred. Therefore, costs to prepare a plan to implement an integrity management program, costs to identify HCAs, costs to inspect affected pipeline segments, and costs to develop and maintain a recordkeeping system to document program implementation and actions (other than costs to develop internal-use computer software during the application development stage) should be expensed. However, costs of pipeline additions or modifications undertaken to prepare for a pipeline assessment and costs of remedial and mitigation actions to correct an identified condition which could threaten a pipeline’s integrity may be capitalized consistent with FERC’s general accounting rules for the addition or replacement of plant.

FERC’s accounting guidance is effective prospectively, beginning with integrity management costs incurred on or after January 1, 2006. Amounts capitalized in periods prior to January 1, 2006, will be permitted to remain as recorded. The General Partner believes it is compliant with FERC’s accounting guidance and does not expect any material impact from implementation of these guidelines.

Environmental and Safety Matters

Texas Gas and Gulf South are subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. The General Partner accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and can be reasonably estimated. In addition to federal and state mandated remediation requirements, the General Partner often enters into voluntary remediation programs with these agencies. As of December 31, 2005, the General Partner had an accrued liability of approximately $20.0 million related to environmental remediation.

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As part of the proactive approach and continued implementation to environmental matters, Texas Gas entered into agreements, or met with various state agencies, to address remediation issues primarily on a voluntary basis. As of December 31, 2005, Texas Gas had an accrued liability of $3.5 million for estimated remaining probable costs associated with environmental assessment and remediation, primarily for remediation associated with the historical use of polychlorinated biphenyls, petroleum hydrocarbons and mercury. This accrual represents management’s best estimate of the undiscounted future obligation based on evaluations and discussions with counsel and independent consultants and the current facts and circumstances related to these matters. The assumptions are based on a substantial number of existing assessments and completed remedial activities by third-party consultants, including a Texas Gas system-wide assessment and/or cleanup of polychlorinated biphenyls, petroleum hydrocarbons, mercury and asbestos abatement. Texas Gas is continuing to conduct environmental assessments and is implementing a variety of remedial measures that may result in a change in the total estimated costs. These costs are expected to occur over approximately the next five years.

On November 2, 2005, Texas Gas received notice from the EPA that it had been identified as a de minimis settlement waste contributor at a Mercury Refining Superfund Site located at the Towns of Colonie and Guilderland, Albany County, New York (Site). A de minimis party is one which sent less than 1% of the total mercury and/or mercury bearing materials to the Site. As a de minimis party, Texas Gas was offered participation in a settlement agreement. The settlement amount for Texas Gas is approximately $0.1 million. The advantages of the settlement agreement are:

(1) EPA will not pursue any further action against Texas Gas for EPA costs related to the Site no matter how much the planned remedial action ultimately may cost, and

(2) the Super Fund law provides protection from “contribution” suits for parties that settle, i.e. suits from other potentially responsible parties that perform or finance cleanup at the Site.

Texas Gas has agreed to the settlement. The EPA will hold a 30-day public comment period regarding Texas Gas’ settlement. At the end of the public comment period, the EPA will notify Texas Gas that the settlement is effective and payment of the $0.1 million will be due within thirty days of the effective date.

In connection with the GS-Acquisition, an analysis of the environmental contamination and related remediation costs at sites owned and/or operated by Gulf South was conducted by the General Partner and Gulf South management in conjunction with a third-party consultant (Environmental Consultant). As a result, Gulf South has recorded a $16.6 million environmental accrual. The material components of the $16.6 million accrual are as follows:

•	identification and remediation of hydrocarbon contamination of $6.0 million;

•	enhancement of groundwater protection measures of $2.5 million;

•	asbestos abatement of $2.7 million;

•	identification and remediation of mercury contamination of $2.0 million;

•	identification and remediation of PCB contamination of $2.0 million; and

•	other costs $1.4 million.

The non-current portion of this accrual was $14.1 million as of December 31, 2005, and the current portion of this accrual was $2.5 million as of December 31, 2005. The accruals recorded by Gulf South were based upon management’s review and analysis of the findings of the Environmental Consultant, including the assumptions

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underlying such findings. Those assumptions reflect management’s best estimate of the probable remediation costs based on the known levels of contamination and the historical experience of individual pipelines and the Environmental Consultant in remediating such contamination. The actual cost of remediation could be impacted by the discovery of additional contamination, including for example, groundwater contamination, at one or more sites as a result of its on-going due diligence review. The General Partner could uncover additional information during the course of remediating a particular site, as well as by determinations or requests, if any, made by regulatory authorities relating to the remediation of any particular site.

The General Partner’s pipelines are subject to the Clean Air Act (CAA) and the CAA Amendments of 1990 (Amendments) which added significant provisions to the CAA. The Amendments require the EPA to promulgate new regulations pertaining to mobile sources, air toxins, areas of ozone non-attainment and acid rain. The General Partner operates two facilities in areas affected by non-attainment requirements for the current ozone standard (eight-hour standard). As of December 31, 2005, Texas Gas had incurred costs of approximately $13.4 million for emission control modifications of compression equipment located at facilities required to comply with current CAA provisions, the Amendments and state implementation plans for nitrogen oxide reductions. Since the GS-Acquisition, Gulf South has incurred costs of $0.2 million for emission control modifications of compression equipment located at facilities required to comply with these provisions. These costs are being recorded as additions to PPE as the modifications are added. However, if the EPA designates additional new non-attainment areas where the General Partner operates, the cost of additions to PPE is expected to increase. As a result, the General Partner is unable at this time to estimate with any certainty the cost of any additions that may be required.

Additionally, the EPA promulgated new rules regarding hazardous air pollutants in 2004 which will impose controls in addition to the measures described above. The General Partner has four facilities which will be affected by the new regulations at an estimated cost of $1.6 million. The effective compliance date for the hazardous air pollutants regulations is 2007. The General Partner anticipates installation of associated controls to meet these new regulations in 2006 and 2007. In addition, three of Gulf South’s facilities located in Texas are required to make changes to meet additional requirements imposed by the state of Texas in regards to the CAA. The effective compliance date for such additional Texas requirements is March 1, 2007. Gulf South expects to spend approximately $0.6 million to meet these requirements. The General Partner has assessed the impact of the CAA on its facilities and does not believe compliance with these regulations will have a material impact on its financial condition.

The General Partner considers environmental assessment, remediation costs, and costs associated with compliance with environmental standards to be recoverable through base rates, as they are prudent costs incurred in the ordinary course of business and, therefore, no regulatory asset has been recorded to defer these costs. The actual costs incurred will depend on the actual amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

For further discussion of the General Partner’s environmental exposure included in the calculation of its asset retirement obligation, see Note 2 of these Notes to Consolidated Balance Sheet.

Lease Commitments

The General Partner has various operating lease commitments extending through the year 2018 covering storage facilities, offices and other equipment. On December 1, 2005, Texas Gas entered into a lease agreement with Texas Eastern Transmission, LLC. The primary term of the lease agreement is through November 30, 2010, and year to year thereafter, unless terminated by either party, providing the other party gives no less than 365

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NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

days prior written notice. The lease charge is approximately $2.3 million annually. The table below summarizes minimum future commitments related to these items at December 31, 2005, as follows (expressed in millions):

2006	$4.9
2007	4.0
2008	3.2
2009	2.8
2010	2.6
Thereafter	3.6

Total	$21.1

Commitments for Construction

The General Partner has incurred $83.0 million, net, in capital expenditures through December 31, 2005. The General Partner’s capital commitments for contracts already authorized are expected to approximate the following amounts for the next five years (expressed in millions):

Less than 1 year	$15.7
1-2 years	0.1
3-5 years	—
More than 5 years	—

Total	$15.8

The above table does not reflect commitments made after December 31, 2005, relating to the East Texas and Mississippi pipeline expansion projects.

Note 4: Financing

The table below represents all long-term debt issues outstanding (expressed in thousands):

December 31, 2005
Boardwalk Pipelines
5.20% Notes due 2018	$185,000
5.50% Notes due 2017	300,000
Texas Gas
7.25% Debentures due 2027	100,000
4.60% Notes due 2015	250,000
Gulf South
5.05% Notes due 2015	275,000

1,110,000
Unamortized debt discount	(8,710)

Total long-term debt	$1,101,290

As of December 31, 2005, the weighted-average interest rate of Boardwalk Pipeline Partners’ long-term debt was 5.29%.

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NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

In connection with the IPO, Boardwalk Pipelines borrowed approximately $42.1 million to reimburse BPHC for capital expenditures it incurred in connection with the acquisition of Gulf South. Boardwalk Pipeline Partners has guaranteed the obligations of Boardwalk Pipelines under that credit facility. Interest on the credit facility was accrued at the 3-month LIBOR rate plus applicable margin (4.68%). The initial credit facility term matured on February 13, 2006, was renewed at the 1-month LIBOR rate plus applicable margin (4.92%) and subsequently paid off during February 2006. The total amount available to Boardwalk Pipeline Partners on the five-year revolving credit facility is $200 million.

The credit agreement prevents Boardwalk Pipeline Partners from declaring dividends or distributions if any default or event of default, as defined in the credit agreement, occurs or would result from such a declaration. In addition, the credit agreement contains certain financial covenants. Boardwalk Pipeline Partners is allowed to prepay all loans at any time without premium or penalty (other than customary LIBOR breakage costs). Interest on amounts drawn are payable at a floating rate equal to an applicable spread per annum over LIBOR.

Boardwalk Pipelines’, Texas Gas’, and Gulf South’s debentures and notes have restrictive covenants which provide that, with certain exceptions, neither they nor any of their subsidiaries may create, assume or suffer to exist any lien upon any property to secure any indebtedness unless the debentures and notes shall be equally and ratably secured. Boardwalk Pipeline Partners relies on distributions and advances from Texas Gas and Gulf South to fulfill its debt obligations. All debt obligations are unsecured. At December 31, 2005 Boardwalk Pipelines, Texas Gas, and Gulf South were in compliance with their debt covenants.

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NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

Note 5: Employee Benefits

Retirement Plan

Substantially all of Texas Gas’ employees are covered under a non-contributory, defined benefit retirement plan (Retirement Plan) offered by Texas Gas. Texas Gas’ general funding policy is to contribute amounts deductible for federal income tax purposes. Texas Gas has not been required to fund the Retirement Plan since 1986. However, as a result of the TG-Acquisition, Texas Gas recognized $24.9 million of previously unrecognized market losses and prior service costs, reducing its prepaid pension asset and corresponding regulatory liability. Since the pension plan is now underfunded, Texas Gas is currently seeking FERC approval to recover pension costs through its rates and would recognize an expense concurrent with the recovery. Texas Gas uses a measurement date of December 31 for its pension plan. The following table presents the changes in benefit obligations and plan assets for pension benefits. It also presents a reconciliation of the funded status of these benefits to the amount recognized in the Consolidated Balance Sheet was as follows (expressed in thousands):

For the Year Ended December 31, 2005
Change in benefit obligation:
Benefit obligation at beginning of period	$103,473
Service cost	4,052
Interest cost	6,220
Actuarial loss	6,132
Benefits paid	(3,994)

Benefit obligation at end of period	115,883

Change in plan assets:
Fair value of plan assets at beginning of period	93,056
Actual return on plan assets	7,131
Benefits paid	(3,994)

Fair value of plan assets at end of period	96,193

Funded status	(19,690)
Unrecognized net actuarial loss	15,849

Net amount recognized	$(3,841)

Amounts recognized in the Consolidated Balance Sheet consist of:

December 31, 2005
Accrued benefit liability	$(3,841)

Accumulated benefit obligation (ABO)	$93,928

Texas Gas’ pension plan weighted-average asset allocations at December 31, 2005 by asset category were as follows:

Debt securities	62.50%
Equity securities	30.90%
Limited Partnership	6.40%
Other	0.20%

Total	100.00%

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NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

Texas Gas employs a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolio contains a diversified blend of U.S. and non-U.S. fixed income and equity investments. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

Weighted-average assumptions used to determine benefit obligations is as follows:

December 31, 2005
Discount rate	5.63%
Rate of compensation increase	5.50%

Postretirement Benefits Other Than Pensions

Prior to the TG-Acquisition, Texas Gas’ postretirement benefits other than pensions were part of a multi-employer plan under Williams; however, for regulatory purposes its liabilities and plan assets were accounted for separately.

Texas Gas provides life insurance and health care plans which accords postretirement medical benefits to retired employees who were employed full time, hired prior to January 1, 1996, and have met certain other requirements. Boardwalk Pipeline Partners made contributions to this plan. Texas Gas’ rate case with FERC (Docket No. RP00-260) allowed recovery annually, including amortization of previously deferred postretirement benefit costs. The regulatory asset represents unrecovered costs from prior years, including the unamortized transition obligation under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” which was recognized at the date of the Williams acquisition in 1995. This asset is being amortized concurrently with the recovery of these costs through rates.

Texas Gas uses a measurement date of December 31 for its postretirement benefits other than pensions. Postretirement benefits other than pensions is as follows (expressed in thousands):

For the Year Ended December 31, 2005
Change in benefit obligation (PBO):
Benefit obligation at beginning of period	$125,599
Service cost	2,076
Interest cost	7,222
Plan participants’ contributions	1,328
Actuarial loss	5,379
Benefits paid	(7,416)

Benefit obligation at end of year	134,188

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NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

Change in plan assets:
Fair value of plan assets at beginning of period	76,499
Actual return on plan assets	5,164
Employer contributions	3,888
Plan participants’ contributions	1,328
Benefits paid	(7,416)

Fair value of plan assets at end of year	79,463

Funded status	(54,725)
Unrecognized net actuarial loss	20,411

Net amount recognized	$(34,314)

Amount recognized in the Consolidated Balance Sheet is as follows:
Accrued benefit liability	$(34,314)

Weighted-average assumption used to determine PBO:
Discount rate	5.63%

Texas Gas’ benefits other than pensions weighted-average asset allocations at December 31, 2005 by asset category were as follows:

Fixed income	45.2%
Cash and other	54.8%

Total	100.0%

Texas Gas’ benefits other than pensions investments employs a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolio contains a diversified blend of U.S. and non-U.S. fixed income and equity investments. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

Long-Term Incentive Plan

The General Partner adopted the Long-Term Incentive Plan for the officers and directors and certain key employees during 2005. This plan consists of the following five components: units, restricted units, phantom units, unit options and unit appreciation rights. The board of directors of BGL administers the plan and in its discretion may terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. The Board also has the right to alter or amend the plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the NYSE. However, no change in any outstanding grant will be made that would materially impair the rights of a participant without the consent of the participant. This plan has reserved 3,525,000 of its units for grants of units, restricted units, unit option and unit appreciation rights under the plan.

On December 15, 2005, the General Partner granted 29,176 phantom units under the Long-Term Incentive Plan, but did not make any grants of units, restricted units, unit options and unit appreciation rights. Each such grant includes: a tandem grant of Distribution Equivalent Rights (DERs); vests 50% on the second anniversary of

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NOTES TO CONSOLIDATED BALANCE SHEET—(Continued)

the grant date; and 50% on the third anniversary of the grant date; and will be payable to the grantee in cash upon vesting in an amount equal to the sum of the Fair Market Value of the Units (as defined in the plan) that vest on the vesting date plus the vested amount then credited to the grantee’s DER account, less applicable taxes.

Note 6: Financial Instruments

The following methods and assumptions were used in estimating the General Partner’s fair-value disclosures for financial instruments:

Cash Management: Under the cash management program, depending on whether a participating subsidiary has short-term cash surpluses or cash requirements, Boardwalk Pipeline Partners either provides cash to the subsidiary or the subsidiary provides cash to Boardwalk Pipeline Partners. As such, the carrying amount is a reasonable estimate of fair value.

Cash and Cash Equivalents: For cash and short-term financial assets and liabilities, the carrying amount is a reasonable estimate of fair value due to the short maturity of those instruments.

Derivatives: For a discussion of the General Partner’s derivatives, see Note 2 of these Notes to Consolidated Balance Sheet.

Long-Term Debt: All long-term debt is publicly traded, except for financing obtained in connection with the GS-Acquisition; therefore, estimated fair value is based on quoted market prices at December 31, 2005.

The carrying amount and estimated fair values of the General Partner’s financial instruments as of December 31, 2005 is as follows (expressed in thousands):

Financial Assets	Carrying Amount	Fair Value
Cash and cash equivalents	$65,792	$65,792

Financial Liabilities
Long-term debt	$1,101,290	$1,090,854

Note 7: Major Customers and Related Party Transactions

Major Customers

In 2005, one customer, Atmos Energy accounted for approximately 11.02% of total revenues.

Related Party Transactions

Loews has a policy of charging its subsidiary companies for management services provided by Loews. Boardwalk Pipeline Partners will also charge overhead costs to its subsidiaries.

Note 8: Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Correction – a replacement of APB Opinion No. 20 and FASB Statement No. 3 which requires that the direct effect of voluntary changes in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change should be recognized in the period of the change. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but management does not currently expect SFAS 154 to have a material impact on its Consolidated Balance Sheet.

BOARDWALK GP, LP

CONDENSED CONSOLIDATED BALANCE SHEET

(Thousands of Dollars)

(Unaudited)

June 30, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$57,839
Receivables, net:
Trade	41,782
Other	11,074
Gas Receivables:
Transportation and exchange	11,090
Storage	3,971
Inventories	15,828
Costs recoverable from customers	9,876
Gas stored underground	9,879
Prepaid expenses and other current assets	16,304

Total current assets	177,643

Property, Plant and Equipment:
Natural gas transmission plant	1,827,554
Other natural gas plant	210,245

2,037,799

Less—accumulated depreciation and amortization	151,563

Property, plant and equipment, net	1,886,236

Other Assets:
Goodwill	163,474
Gas stored underground	169,091
Costs recoverable from customers	33,462
Other	16,533

Total other assets	382,560

Total Assets	$2,446,439

The accompanying notes are an integral part of this Condensed Consolidated Balance Sheet.

BOARDWALK GP, LP

CONDENSED CONSOLIDATED BALANCE SHEET

(Thousands of Dollars)

(Unaudited)

June 30, 2006
LIABILITIES AND PARTNERS’ CAPITAL
Current Liabilities:
Payables:
Trade	$25,244
Other	13,012
Gas Payables:
Transportation and exchange	17,528
Storage	36,286
Accrued taxes other	15,930
Accrued interest	17,744
Accrued payroll and employee benefits	21,092
Other current liabilities	31,499

Total current liabilities	178,335

Long – Term Debt	1,101,694

Other Liabilities and Deferred Credits:
Postretirement benefits	39,565
Asset retirement obligations	14,496
Provision for other asset retirements	39,209
Other	33,731

Total other liabilities and deferred credits	127,001

Minority interest	283,957
Commitments and Contingencies (Note 5)	—

Partners’ Capital:	755,452

Total Liabilities and Partners’ Capital	$2,446,439

The accompanying notes are an integral part of this Condensed Consolidated Balance Sheet.

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet

(Unaudited)

Note 1: Basis of Presentation

Boardwalk GP, LP (the General Partner) is a Delaware limited partnership formed in August 2005 to become the general partner of Boardwalk Pipeline Partners, LP (Boardwalk Pipeline Partners). The General Partner owns a 2% general partner interest and all of the incentive distribution rights in Boardwalk Pipeline Partners. Due to the substantive control the General Partner has over Boardwalk Pipeline Partners, the General Partner consolidates its interest in Boardwalk Pipeline Partners in its Condensed Consolidated Balance Sheet. Unless the context clearly indicates otherwise, references to the General Partner throughout these Notes include the operations of Boardwalk Pipeline Partners. The General Partner is ultimately, through other subsidiaries, a wholly owned subsidiary of Loews Corporation (Loews).

Boardwalk Pipeline Partners was formed to own and operate the business conducted by Boardwalk Pipelines, LP (Boardwalk Pipelines) and its subsidiaries, Texas Gas Transmission, LLC (Texas Gas) and Gulf South Pipeline Company, LP (Gulf South).

The accompanying Condensed Consolidated Balance Sheet of the General Partner was prepared in accordance with accounting principles generally accepted in the United States of America and in the opinion of management, reflect all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 2006. Reference is made to the Notes to the Condensed Consolidated Balance Sheet as of December 31, 2005, which should be read in conjunction with this unaudited Condensed Consolidated Balance Sheet.

Note 2: Gas in Storage and Gas Receivables/Payables

Gas receivables and payables reflect amounts of customer-owned gas at the Texas Gas facilities. Consistent with regulatory treatment prescribed by the Federal Energy Regulatory Commission (FERC) and risk of loss provisions included in its tariff, Texas Gas reflects an equal and offsetting receivable and payable for customer-owned gas in its facilities for storage and related services. The gas payables amount is valued at the historical cost of gas, and was $41.4 million at June 30, 2006. The General Partner does not reflect volumes held by Gulf South on behalf of others on its Condensed Consolidated Balance Sheet. As of June 30, 2006, Gulf South held 52.3 trillion British thermal units (TBtu) of gas owned by shippers. No gas was loaned by Gulf South to shippers as of June 30, 2006. The average market price during June 2006 was $6.20 per one million British thermal units (MMBtu).

Note 3: Derivative Financial Instruments

In accordance with the General Partner’s risk management policy, Gulf South utilizes natural gas futures, swaps and options contracts (collectively, derivatives) to hedge exposures to market price fluctuations for natural gas. These transactions include hedges of anticipated natural gas purchases and sales related to system operations, fuel reimbursement and management of company-owned storage capacity. Each of these types of transactions are performed by employees of Gulf South in furtherance of its performance of transportation and storage services in interstate commerce. These derivatives are reported at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Gulf South expects to reclassify $4.1 million of the credits currently recorded in Accumulated Other Comprehensive Income to earnings by December 31, 2006.

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

The fair values of derivatives and the effects thereof, existing as of June 30, 2006 are included in the following captions in the Condensed Consolidated Balance Sheet (expressed in millions):

June 30, 2006
Prepaid expenses and other current assets	$6.2
Other noncurrent assets	0.5
Other current liabilities	0.5
Accumulated other comprehensive income	4.6

Note 4: Income and Franchise Taxes

The General Partner is not a taxable entity for federal income tax purposes. As such, it does not directly pay federal income tax. The General Partner’s taxable income or loss is included in the taxable income of BPHC. A subsidiary of the General Partner directly incurs some income-based state taxes which are accrued on the Condensed Consolidated Balance Sheet.

Note 5: Commitments and Contingencies

A. Impact of Hurricanes Katrina and Rita

In August and September 2005, Hurricanes Katrina and Rita and related storm activity caused extensive and catastrophic physical damage in and to the offshore, coastal and inland areas in the Gulf Coast region of the United States. A substantial portion of the Gulf South assets and a smaller portion of the Texas Gas assets are located in the area directly impacted by the hurricanes.

The total cost to repair storm damages before insurance recoveries is not expected to exceed $20.0 million, however, repairs and system evaluations are ongoing. The combined liability for both Hurricanes Katrina and Rita was $2.1 million as of June 30, 2006. For the six months ended June 30, 2006, the Partnership accrued estimated insurance proceeds of $2.7 million related to Hurricane Katrina which represented the minimum amount of insurance proceeds that were probable of recovery. In addition, the Partnership is pursuing recovery of insurance proceeds related to Hurricane Rita, but no amount has been recorded.

Although the Partnership does not currently anticipate that the overall impact of Hurricanes Katrina and Rita will have a material adverse effect upon its future financial condition, in light of the magnitude of the damage caused by the hurricanes and the enormity of the relief and reconstruction effort, substantial uncertainty remains as to the ultimate impact these hurricanes will have on the Partnership.

A. Legal Proceedings

Hurricane Katrina—Related Class Actions

Gulf South, along with at least eight other interstate pipelines and major natural gas producers, has been named in two Hurricane Katrina-related class action lawsuits filed in the United States District Court for the Eastern District of Louisiana. The lawsuits allege that the dredging of canals caused damages to the marshes and that undamaged marshes would have prevented all, or almost all, of the loss of life and destruction of property caused by Hurricane Katrina. These cases are in very early stages and, as such, the General Partner cannot reasonably estimate the amount of potential loss, if any.

Napoleonville Salt Dome Matter

In December 2003, natural gas leaks were observed near two natural gas storage caverns that were being leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

remediation efforts immediately and ceased using those storage caverns. Two class action lawsuits were filed relating to this incident and were converted to individual actions, a declaratory judgment action has been filed and stayed against Gulf South by the lessor of the property, and several individual actions have been filed against Gulf South and other defendants by local residents and businesses. In addition, the lessor of the property has filed an affirmative claim against Gulf South in an action filed against the lessor by one of Gulf South’s insurers. Gulf South intends to vigorously defend each of these actions, however it is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible these actions could be decided unfavorably. Gulf South has settled several of the cases filed against it and may enter into discussions in an attempt to settle other cases if Gulf South believes it is appropriate to do so.

Gulf South had a liability balance at June 30, 2006 of $0.9 million in Other Liabilities on the Condensed Consolidated Balance Sheet relating to remediation costs, root cause investigation, and legal fees pertaining to this incident. Gulf South has made demand for reimbursement from its insurance carriers and will continue to pursue recoveries of the remaining expenses, including legal expenses. To date its insurance carriers have not taken any definitive coverage positions on all of the issues raised in the various lawsuits. The range of loss related to this incident could not be estimated at June 30, 2006.

Other Legal Matters

Devon Energy Eugene Island Offshore Facilities Settlement. In June 2006, Gulf South received $4.0 million from Devon Energy in settlement of a lawsuit concerning the parties’ rights and obligations under a lease for a platform that Devon will decommission in the Eugene Island area in the Gulf of Mexico. The proceeds will be used to offset the costs of rebuilding certain offshore facilities. As of June 30, 2006, Gulf South deferred the settlement proceeds in Other Payables. The total cost of the new facilities is not expected to exceed $8.0 million.

The General Partner’s subsidiaries are parties to various other legal actions arising in the normal course of business. Management believes the disposition of all known outstanding legal actions will not have a material adverse impact on its financial condition.

B. Regulatory and Rate Matters

Expansion Projects

The General Partner is currently engaged in the following expansion projects:

East Texas/Mississippi Pipeline Expansion Project. Gulf South has entered into long-term precedent agreements with customers providing firm commitments for most of the capacity on its 1.5 Bcf per day pipeline expansion project. The General Partner expects the total cost for the 1.5 Bcf per day expansion to be approximately $800 million, and expects the new capacity associated with this project to be in service during the second half of 2007. Gulf South has been granted the authority to initiate the pre-filing process for this project. Gulf South filed its certificate application with FERC on September 1, 2006.

Western Kentucky Storage Expansion. Texas Gas has accepted, subject to FERC approval, commitments from customers for incremental no-notice service and firm storage service that will allow it to expand the working gas capacity in its Western Kentucky storage complex by approximately 9 Bcf. On April 14, 2006, Texas Gas filed an application with FERC requesting authority to proceed with this expansion project. The proposed in-service date for the storage expansion is November 2007.

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

Lake Charles, Louisiana Expansion. On March 17, 2006, Gulf South received approval from FERC to purchase an undivided 38.46 percent interest in 1.7 miles of pipeline from Trunkline Gas Company, LLC (Trunkline Gas) for $1.9 million. The pipeline connects Trunkline LNG Company, LLC’s liquefied natural gas import terminal in Lake Charles, Louisiana to Gulf South’s pipeline. Gulf South’s ownership interest will be equivalent to 500,000 dekatherms per day. Trunkline Gas will continue to operate the pipeline pursuant to an operating agreement. This transaction was completed March 31, 2006, and the assets were placed in service in April 2006.

Magnolia Storage Expansion. Gulf South has leased a gas storage facility near Napoleonville, Louisiana, and is currently developing high-deliverability storage caverns. During recent mining operations, certain issues have arisen causing the mining of the caverns to be temporarily suspended. Gulf South will conduct operational integrity tests on the cavern and associated facilities during the third quarter 2006. If the test results are favorable, Gulf South expects the storage facilities to be in service during 2009. If the test results are not favorable, management will consider the options it has available, including developing a new cavern, or sale or abandonment of the project. The total book value at June 30, 2006 was $42.2 million. During the second quarter 2006, the General Partner tested the investment in Magnolia for recoverability in accordance with the requirements of SFAS No 144, Accounting for the Impairment or Disposal of Long-Lived Assets. No impairment loss was recognized as a result of the recoverability test.

General Rate Case

On April 29, 2005, Texas Gas filed a general rate case. Texas Gas began collecting new rates, subject to refund, on November 1, 2005. Texas Gas and the other participants (FERC staff and customers) reached an unopposed settlement offer that was approved by FERC on April 21, 2006, and became final on June 20, 2006. The annual settled cost of service was $257.8 million. On June 30, 2006, Texas Gas refunded approximately $6.6 million consisting of $6.4 million in principal and $0.2 million of interest to its customers.

Due to the settlement, in the first quarter 2006, Texas Gas began to amortize the balance of its regulatory asset for postretirement benefits other than pensions. The amortization of the remaining regulatory asset balance of approximately $28.5 million at June 30, 2006 will continue to be amortized on a straight-line basis over approximately five years.

Pipeline Integrity

The Office of Pipeline Safety has issued a final rule that requires natural gas pipeline operators to develop integrity management programs. On June 30, 2005, FERC issued an order addressing the accounting treatment for the costs pipeline operators will incur in implementing all aspects of pipeline integrity management programs. FERC’s accounting guidance became effective prospectively, beginning with integrity management costs incurred on or after January 1, 2006. Amounts capitalized in periods prior to January 1, 2006, were permitted to remain as recorded. The General Partner applied the accounting guidance order on January 1, 2006. There were no changes to the General Partner’s accounting policy for the pipeline integrity management programs as a result of the application of this guidance.

C. Environmental and Safety Matters

Texas Gas and Gulf South are subject to federal, state and local environmental laws and regulations in connection with the operation and remediation of various sites. When possible, the General Partner enters into voluntary remediation programs with the regulatory agencies. The General Partner accrues for environmental

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

remediation expenses resulting from existing conditions that relate to past operations when the costs are probable and can be reasonably estimated. As of June 30, 2006, the General Partner had an accrued liability of approximately $20 million related to environmental remediation.

The General Partner’s pipeline operations are subject to the Clean Air Act (CAA) and include two facilities in areas affected by non-attainment requirements for the current ozone standard (eight-hour standard), which are now in compliance. As of June 30, 2006, the General Partner had incurred costs of approximately $14 million for emission control modifications of compression equipment located at facilities required to comply with current CAA provisions and state implementation plans for nitrogen oxide reductions. The costs were recorded as additions to property, plant and equipment (PPE) as the modifications were added. If the Environmental Protection Agency (EPA) designates additional new non-attainment areas where the pipelines operate, the cost of additions to PPE would be expected to increase. The General Partner is unable at this time to estimate with any certainty the cost of any additions that may be required.

In addition, the EPA promulgated new rules regarding hazardous air pollutants in 2004, which will impose additional controls at four facilities at an estimated cost of $1.6 million. The effective compliance date for the hazardous air pollutants regulations is 2007. The General Partner anticipates installation of associated controls to meet these new regulations in 2006 and 2007.

The General Partner considers environmental assessment, remediation costs and costs associated with compliance with environmental standards to be recoverable through its rates, as they are prudent costs incurred in the ordinary course of business. No regulatory asset has been recorded to defer these costs. The actual costs incurred will depend on the amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

D. Commitments for Construction

The General Partner’s significant commitments for construction as of June 30, 2006, by period were as follows (expressed in millions):

Less than 1 year	$271.9
1-2 years	37.2
3-5 years	—
> 5 years	—

Total	$309.1

The commitments for construction were primarily related to the East Texas/Mississippi pipeline expansion. For further discussion of the East Texas/Mississippi pipeline expansion see Note 5B Expansion Projects contained in these Notes to the Condensed Consolidated Balance Sheet.

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

E. Lease Commitments

The General Partner has various operating lease commitments extending through the year 2018 covering storage facilities, offices and other equipment. The table below summarizes minimum future commitments related to these items at June 30, 2006, as follows (expressed in millions):

2006	$3.0
2007	6.4
2008	5.5
2009	4.4
2010	4.2
Thereafter	14.5

Total	$38.0

The increase in lease commitments from December 31, 2005 was related to the signing of a ten-year lease for new office facilities at Gulf South. The estimated commencement date of the lease is May 1, 2007.

Note 6: Sale of Facilities

In June 2006, Texas Gas received $2.5 million for the sale of offshore transmission facilities in the Gulf of Mexico at West Cameron 294. The sale of the facilities was considered a normal retirement. In accordance with the composite method of accounting for property, plant and equipment, the proceeds and the related book value of the plant were recorded to accumulated depreciation which is classified as Property, plant and equipment, net on the Condensed Consolidated Balance Sheet.

Note 7: Financing

As of June 30, 2006, the weighted-average interest rate of the General Partner’s long-term debt was 5.29%.

In June 2006, certain subsidiaries of the General Partner entered into a $400 million unsecured revolving credit facility which amended and restated the previous $200 million facility entered into by Boardwalk Pipelines at the time of the IPO. Under the amended and restated facility, which will continue to be guaranteed by the General Partner, Boardwalk Pipelines, Texas Gas and Gulf South may borrow funds, up to sub-limits. Interest on amounts drawn under the credit facility will be payable at a floating rate equal to an applicable spread per annum over the London Interbank Offered Rate (LIBOR) or a base rate defined as the greater of the prime rate or the Federal funds rate plus 50 basis points. Under the terms of the agreement, each of the borrowers respectively must maintain a minimum ratio, as of the last day of each fiscal quarter, of consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization (as defined in the agreement), measured for the preceding twelve months, of not more than five to one. There were no outstanding borrowings against the facility as of June 30, 2006.

Note 8: Credit Concentration

Natural gas price volatility has increased dramatically in recent years, which has materially increased credit risk related to gas loaned to customers. As of June 30, 2006, the amount of gas loaned by the General Partner’s subsidiaries was approximately 16 TBtu and, assuming an average market price during June 2006 of $6.20 per MMBtu, the market value of that gas was approximately $99.2 million. If any significant customer should have credit or financial problems resulting in a delay or failure to repay the gas owed to the General Partner’s subsidiaries, this could have a material adverse effect on the General Partner’s financial condition.

BOARDWALK GP, LP

Notes to Condensed Consolidated Balance Sheet—(Continued)

(Unaudited)

Note 9: Employee Benefits

Retirement Plan

Substantially all of Texas Gas’ employees are covered under a non-contributory, defined benefit pension plan. Texas Gas also provides postretirement life insurance and postretirement health care benefits to certain retired employees. Texas Gas uses a measurement date of December 31 for its pension and postretirement benefits plans. As of June 30, 2006, no cash contributions had been made to its pension plan for the current year, however, the contribution for 2006 is expected to be $3.5 million.

APPENDIX A

GLOSSARY OF TERMS

Bcf: One billion cubic feet of natural gas. We have converted each of the throughput numbers from a heating value to a volumetric number based upon the following conversion factor: 1 Tbtu = 1 Bcf.

Bcf/d: One billion cubic feet of natural gas per day.

Btu: One British thermal unit. When used in terms of volumes, Btu is used to refer to the amount of natural gas required to raise the temperature of one pound of water by one degree Fahrenheit at one atmospheric pressure.

Btu/d: One British thermal unit per day.

GAAP: Generally accepted accounting principles in the United States.

incentive distribution right: A non-voting limited partner partnership interest issued to our general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

local distribution company or LDC: LDCs are companies involved in the delivery of natural gas to consumers within a specific geographic area.

Mcf: One thousand cubic feet of natural gas. We have converted each of the throughput numbers from a heating value number to a volumetric number based upon the following conversion factor: 1 MMBtu = 1 Mcf.

MMBtu: One million British thermal units which is roughly equivalent to one Mcf.

MMcf: One million cubic feet of natural gas.

MMcf/d: One million cubic feet of natural gas per day.

peak day: The highest level of throughput transported through a pipeline system on any given day.

TBTu: One trillion British thermal units.

throughput: The volume of natural gas being transported through a pipeline.

units: Refers to the common units and subordinated units.

working gas: Natural gas storage capacity that can be used for system operations or is available to be sold to the market as firm or interruptible storage capacity or as the storage component of no notice service.

A-1

BOARDWALK PIPELINES, LP

$250,000,000

            % Senior Notes due                     , 20

PROSPECTUS

                , 2006

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee		$26,750
NASD filing fee		25,500
Printing and engraving expenses		150,000
Fees and expenses of legal counsel		*
Accounting fees and expenses		250,000
Rating Agency fees		*
Miscellaneous		*

Total	$	*

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The partnership agreement of Boardwalk Pipeline Partners, LP provides that it will, to the fullest extent permitted by law, indemnify and advance expenses to its general partner, any departing partner (as defined therein), any person who is or was an affiliate of the general partner or any departing general partner, any person who is or was a member, partner, director, officer, fiduciary or trustee of any group member (as defined in the partnership agreement), the general partner or any departing partner or any affiliate of any group member, the general partner or any departing partner, or any person who is or was serving at the request of the general partner or any affiliate of the general partner or any departing partner or any affiliate of any departing partner as a member, partner, director, officer, fiduciary or trustee of another person (“indemnitees”) from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an indemnitee. The limited liability company agreement of Boardwalk GP, LLC, which is the general partner of the general partner of Boardwalk Pipeline Partners, LP, and the limited liability agreement of Boardwalk Operating GP, LLC, which is the general partner of Boardwalk Pipelines, LP, each provide for similar indemnification. This indemnification would, under certain circumstances, include indemnification for liabilities under the Securities Act. In addition, each indemnitee would automatically be entitled to the advancement of expenses in connection with the foregoing indemnification. Any indemnification under these provisions will be only out of the assets of the partnership. Reference is also made to the Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 15. Recent Sales of Unregistered Securities.

On August 4, 2005, in connection with the formation of the partnership, Boardwalk Pipeline Partners, LP issued (1) to Boardwalk GP, LP the 2% general partner interest in the partnership for $20 and (2) to Boardwalk Pipelines Holding Corp. the 98% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933.

On November 15, 2005, upon the closing of the initial public offering of Boardwalk Pipeline Partners, LP, Boardwalk Pipeline Partners, LP issued to Boardwalk Pipelines Holding Corp, 33,093,878 subordinated units and 53,256,122 common units in exchange for the contribution all the equity interest of Boardwalk Pipelines, L.P. Each subordinated unit will convert into one common unit at the end of the subordination period. Unless earlier terminated pursuant to the terms of the partnership agreement of Boardwalk Pipeline Partners LP, the subordination period will extend until the first day of any quarter beginning after September 30, 2008 that Boardwalk Pipeline Partners LP meets the financial tests set forth in its partnership agreement. The foregoing transactions were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(2). Boardwalk Pipeline Partners LP believes that exemptions other than the foregoing exemption may exist for these transactions.

On January 18, 2005, Boardwalk Pipelines, LP issued and sold to Citigroup Global Markets Inc. and Lehman Brothers Inc., as initial purchasers, $300 million aggregate principal amount of its 5.50% notes due 2017. The notes were sold in private placements exempt from the registration requirements under the Securities Act of 1933. The initial purchasers indicated that they would resell the notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act of 1933.

On May 28, 2003, Boardwalk Pipelines, LP issued and sold to Lehman Brothers Inc., as initial purchaser, $185 million aggregate principal amount of its 4.60% notes due 2015. The notes were sold in private placements exempt from the registration requirements under the Securities Act of 1933. The initial purchaser indicated that they would resell the notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act of 1933.

There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits.

(a)	See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Not Applicable.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrants have duly caused this Registration Statement (No. 333-127578) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owensboro, State of Kentucky, on September 27, 2006.

BOARDWALK PIPELINE PARTNERS, LP

By:		BOARDWALK GP, LP
its General partner

By:		BOARDWALK GP, LLC
its General partner

	By:	/s/ H. DEAN JONES II
H. Dean Jones II Co-President

BOARDWALK PIPELINES, LP

By:		BOARDWALK OPERATING GP, LP
its General partner

By:		BOARDWALK PIPELINE PARTNERS, LP
its Managing Member

By:		BOARDWALK GP, LP
its General partner

By:		BOARDWALK GP, LLC
its General partner

	By:	/s/ H. DEAN JONES II
H. Dean Jones II Co-President

Each person whose signature appears below appoints Rolf A. Gafvert and H. Dean Jones II and each of them, each of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title

/S/ ROLF A. GAFVERT Rolf A. Gafvert	Co-President and Director (Principal Executive Officer)

/S/ H. DEAN JONES II H. Dean Jones II	Co-President and Director (Principal Executive Officer)

/S/ JAMIE L. BUSKILL Jamie L. Buskill	Chief Financial Officer (Principal Financial Officer)

Signature	Title

/S/ ARTHUR L. REBELL Arthur L. Rebell	Chairman of the Board

/S/ STEVEN A. BARKAUSKAS Steven A. Barkauskas	Controller (Principal Accounting Officer)

/S/ THOMAS E. HYLAND Thomas E. Hyland	Director

/S/ MARK L. SHAPIRO Mark L. Shapiro	Director

/S/ JONATHAN E. NATHANSON Jonathan E. Nathanson	Director

/S/ ANDREW H. TISCH Andrew H. Tisch	Director

EXHIBIT INDEX

Exhibit Number		Description
1.1**	—	Form of Underwriting Agreement
3.1	—	Certificate of Limited Partnership of Boardwalk Pipeline Partners, LP (Incorporated by reference to Exhibit 3.1 to the Boardwalk Pipeline Partners, LP’s Registration Statement on Form S-1, Registration No. 333-127578, filed on August 16, 2005).
3.2	—	Second Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP (Incorporated by reference to Exhibit 3.1 to the Boardwalk Pipeline Partners, LP’s Current Report on Form 8-K filed on September 25, 2006).
3.3	—	Certificate of Limited Partnership of Boardwalk GP, LP (Incorporated by reference to Exhibit 3.3 to the Boardwalk Pipeline Partners, LP’s Registration Statement on Form S-1, Registration No. 333-127578, filed on August 16, 2005).
3.4	—	Agreement of Limited Partnership of Boardwalk GP, LP (Incorporated by reference to Exhibit 3.4 to Amendment No. 1 to the Boardwalk Pipeline Partners, LP’s Registration Statement on Form S-1, Registration No. 333-127578, filed on September 22, 2005).
3.5	—	Certificate of Formation of Boardwalk GP, LLC (Incorporated by reference to Exhibit 3.5 to the Boardwalk Pipeline Partners, LP’s Registration Statement on Form S-1, Registration No. 333-127578, filed on August 16, 2005).
3.6	—	Amended and Restated Limited Liability Company Agreement of Boardwalk GP, LLC (Incorporated by reference to Exhibit 3.6 to Amendment No. 4 to the Boardwalk Pipeline Partners, LP’s Registration Statement on Form S-1, Registration No. 333-127578, filed on October 31, 2005).
3.7*	—	Agreement of Limited Partnership of Boardwalk Pipelines, LP.
3.8*	—	Certificate of Limited Partnership of Boardwalk Pipelines, LP.
4.1**	—	Form of Indenture.
4.2	—	Indenture dated July 15, 1997, between Texas Gas Transmission Corporation (now known as Texas Gas Transmission, LLC) and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Texas Gas Transmission Corporation’s Registration Statement on Form S-3, Registration No. 333-27359, filed on May 19, 1997)
4.3	—	Indenture dated as of May 28, 2003, between TGT Pipeline, LLC and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 3.6 to TGT Pipeline, LLC’s (now known as Boardwalk Pipelines, LP) Registration Statement on Form S-4, Registration No. 333-108693, filed on September 11, 2003).
4.4	—	Indenture dated as of May 28, 2003, between Texas Gas Transmission, LLC and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 3.5 to Boardwalk Pipelines, LLC’s (now known as Boardwalk Pipelines, LP) Registration Statement on Form S-4, Registration No. 333-108693, filed on September 11, 2003).
4.5	—	Indenture dated as of January 18, 2005 between TGT Pipeline, LLC and The Bank of New York, as Trustee, (Incorporated by reference to Exhibit 10.1 to TGT Pipeline, LLC’s (now known as Boardwalk Pipelines, LP) Current Report on Form 8-K filed on January 24, 2005).
4.6	—	Indenture dated as of January 18, 2005, between Gulf South Pipeline Company, LP and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 10.2 to Boardwalk Pipelines, LLC’s (now known as Boardwalk Pipelines, LP) Current Report on Form 8-K filed on January 24, 2005).
5.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
10.1	—	Amended and Restated Revolving Credit Agreement, dated as of June 29, 2006, among the Boardwalk Pipeline Partners, LP, as Guarantor, Boardwalk Pipelines, LP, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, each a wholly owned subsidiary of the Registrant, as Borrowers (the “Borrowers”), the several lenders and issuers party thereto (the “Lenders”), Wachovia Bank, National Association, as administrative agent, Citibank, N.A., as syndication agent and the other agents identified therein (Incorporated by reference to Exhibit 10.1 to the Boardwalk Pipeline Partners, LP’s Current Report on Form 8-K, filed July 5, 2006).

Exhibit Number		Description
10.2	—	Services Agreement, dated as of May 16, 2003 by and between Loews Corporation and Texas Gas Transmission, LLC. (Incorporated by reference to Exhibit 10.8 to Amendment No. 3 to the Boardwalk Pipeline Partners, LP’s Registration Statement on Form S-1, Registration No. 333-127578, filed on October 24, 2005). (1)
10.3	—	Boardwalk Pipeline Partners Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.9 to Amendment No. 4 to the Boardwalk Pipeline Partners, LP’s Registration Statement on Form S-1, Registration No. 333-127578, filed on October 31, 2005).
10.4	—	Form of Phantom Unit Award Agreement under the Boardwalk Pipeline Partners Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005).
10.5	—	Boardwalk Pipeline Partners - Strategic Long Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Boardwalk Pipeline Partners, LP’s Current Report on Form 8-K, filed July 28, 2006).
10.6	—	Boardwalk Pipeline Partners Strategic Long-term Incentive Plan - Grant of GP Phantom Units Form of Agreement (Incorporated by reference to Exhibit 10.2 to the Boardwalk Pipeline Partners, LP’s Current Report on Form 8-K, filed July 28, 2006).
12.1*	—	Statements Regarding Computation of Ratios.
21.1	—	List of Subsidiaries of Boardwalk Pipeline Partners, LP (Incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005).
23.1*	—	Consent of Deloitte & Touche LLP—Boardwalk Pipeline Partners, LP
23.2*	—	Consent of Deloitte & Touche LLP—Boardwalk GP, LP
23.3*	—	Consent of Deloitte & Touche LLP—Texas Gas Transmission, LLC
23.4*	—	Consent of Deloitte & Touche LLP—Gulf South Pipeline Company, LP
23.5*	—	Consent of Ernst & Young LLP—Gulf South Pipeline Company, LP
23.6**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
24.1*	—	Powers of Attorney (included on the signature page)
25.1**	—	Form T-1: Statement of Eligibility of Trustee.

*	Filed herewith.
**	To be filed by amendment.
(1)	The Services Agreements between Gulf South Pipeline Company, LLC and Loews Corporation and between Boardwalk Pipelines, LLC and Loews Corporation are not filed because they are identical to exhibit 10.8 except for the identities of Gulf South Pipeline Company, LLC and Boardwalk Pipelines, LLC and the date of the agreement.